Exhibit 99.1

AYR WELLNESS INC.

ANNUAL INFORMATION FORM

As of and for the Year Ended December 31, 2024

Dated March 21, 2025

(i)

(ii)

AYR WELLNESS INC.

Ayr Wellness Inc. (the “Company” or “Ayr” or “we” or “us”) derives a substantial portion of its revenues from the cannabis industry in certain states (“States”, each a “State”) of the United States of America (“U.S.” or “United States”), which industry is illegal under U.S. federal law. Ayr is a vertically-integrated multi-State operator in the U.S. cannabis sector, with a portfolio of cannabis assets in the States of Massachusetts, Nevada, Pennsylvania, Florida, New Jersey, Ohio, Illinois, Connecticut and Virginia (not yet in operation as of the date hereof). Currently, through its operating companies, Ayr is a leading cultivator, manufacturer and retailer of cannabis products and branded cannabis packaged goods, and is engaged in the manufacture, possession, use, sale or distribution of cannabis and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in the States of Massachusetts, Nevada, Pennsylvania, Florida, New Jersey, Ohio, Illinois, Connecticut and Virginia (not yet in operation as of the date hereof).

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C.§ 811) (the “CSA”), which places controlled substances, including marijuana (defined as all parts of the plant Cannabis sativa L. containing more than 0.3 percent tetrahydrocannabinol (“THC”)), in a schedule. Marijuana (also referred to herein as cannabis) is currently classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration (“FDA”) has not approved marijuana as a safe and effective drug for any indication.

In the United States, marijuana is largely regulated at the State level. State laws permitting use or possession of cannabis are in direct conflict with the federal CSA, which makes cannabis use and possession federally illegal. Although certain states authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and State law, the federal law shall apply. Ayr faces significant risks for operating in an industry that is illegal under U.S. federal law, including the risk of potential enforcement of such federal laws against Ayr or its affiliates.

Additionally, under United States federal law, it is a violation of federal money laundering statutes for financial institutions to accept proceeds from distribution of Schedule I controlled substances, including cannabis. For this reason, banks and other institutions in the United States (whether or not they have a U.S. federal charter) could be prosecuted for providing financial services to marijuana-touching businesses even if their operations are legal under State law. The U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued a memorandum (the “FinCEN Memorandum”) which outlined pathways for financial institutions to provide financial services in compliance with federal enforcement priorities. Nonetheless, many banks and financial institutions in the United States and Canada remain hesitant or unwilling to provide financial services to cannabis businesses. This creates the necessity for some cannabis businesses to conduct their operations primarily or entirely in cash, with attendant security and other risks.

Under President Barack Obama, the U.S. government attempted to address the inconsistencies between federal and State regulation of cannabis in a memorandum sent by then-Deputy Attorney General James Cole to all United States Attorneys in August 2013 (the “Cole Memorandum”). The Cole Memorandum acknowledged that, notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States have enacted laws relating to cannabis for medical and recreational purposes, and that conduct in compliance with the laws of those jurisdictions were less likely to be an enforcement priority for the U.S. Department of Justice (the “U.S. DOJ”). The Cole Memorandum listed the type of threats related to cannabis on which the U.S. DOJ should focus. The list included preventing the distribution of cannabis to minors, and preventing the diversion of cannabis from State-legal jurisdictions into the illicit market, among other things. It did not provide guidelines for acceptable State regulatory schemes.

In March 2017, then newly-appointed Attorney General Jeff Sessions, a long-time opponent of State-regulated medical and recreational cannabis, noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively. On January 4, 2018, Sessions issued a new memorandum (known as the “Sessions Memorandum”) which rescinded the Cole Memorandum, and directed all U.S. Attorneys to enforce the laws enacted by the United States Congress according to already-established principles. The Sessions Memorandum did not direct prosecutors to enforce federal law against persons and entities operating in compliance with State regulatory schemes, and there was no direction to give such enforcement any particular priority. Later-appointed Attorney General William Barr stated that he did not intend to pursue prosecution against parties who are involved in the cannabis business, and are compliant with State law, pursuant to the Cole Memorandum.

The administration of President Joseph Biden began in 2021, and the head of the U.S. DOJ is now Attorney General Merrick Garland. During his confirmation hearings in the Senate on February 22, 2021, Garland confirmed that he would not prioritize pursuing cannabis prosecutions in states that have legalized and that are regulating the use of cannabis, both for medical and adult use. However, he has expressed continued concern over international transport of large amounts of illicit cannabis from other nations—namely Mexico—and large-scale domestic cultivation of illicit cannabis (including the environmental impact of those operations).

On October 6, 2022, the Biden administration released a “Statement from President Biden on Marijuana Reform.” In that statement, Biden announced three planned steps: (1) federal pardons for simple possession offenses; (2) encouraging governors to enact similar State pardons; and (3) a request that the Secretary of Health and Human Services and the Attorney General “initiate the administrative process to review expeditiously how marijuana is scheduled under federal law.” Biden also expressed the view that laws concerning “trafficking, marketing, and under-age sales should stay in place.”

After approximately 11 months of review, on August 29, 2023, HHS Assistant Secretary of Health, Rachel Levine, sent a letter to U.S. Drug Enforcement Administration Administrator, Anne Milgram, in which she communicated a recommendation from FDA that cannabis be reclassified from Schedule I to Schedule III of the CSA. The notice of proposed rulemaking was issued by the U.S. DOJ and signed by the Attorney General on May 16, 2024, and published in the Federal Register on May 21, 2024. On August 29, 2024, the Administrator of the U.S. Drug Enforcement Administration (the “DEA”) issued and published a subsequent notice related to the proposed rescheduling in the Federal Register. On November 18, 2024, a rescheduling proponent and party that has been designated to participate in the hearings on rescheduling filed a motion requesting the removal of the DEA and its Administrator as the sponsor and proponent of the proposed rescheduling action due to the DEA’s anti-marijuana bias. On November 27, 2024, the chief administrative law judge overseeing the hearings on rescheduling denied this motion. The designated party filed a motion for reconsideration on this denial, or in the alternative, permission to file an interlocutory appeal.

On January 13, 2025, the judge denied the motion for reconsideration, granted the motion to file an interlocutory appeal, and canceled a hearing on the merits scheduled for January 21, 2025. It is unclear when (or if) the rescheduling hearings will resume. Future decisions about the rescheduling of marijuana will now be the responsibility of the Trump administration, in particular his eventual selection for the head of the DEA. President Trump has previously expressed support for rescheduling marijuana. Although, how his new administration will approach marijuana remains to be seen.

While the current federal position indicates that enforcement against state-legal operators will not be given priority, there is no guarantee that the position of the U.S. DOJ will not change. Moreover, even if cannabis is removed from a Schedule I designation, it remains to be seen whether or how it might be designated. If after administrative review cannabis remains a scheduled controlled substance, use and possession would still be subject to restriction and regulation under federal law.

The United States Congress has also made moves toward cannabis reform in recent years. In July 2022, Senator Cory Booker, along with Majority Leader Chuck Schumer, and Finance Committee Chair Ron Wyden, introduced the Cannabis Administration and Opportunity Act (the “CAOA”). That bill would remove cannabis from the list of controlled substances under the CSA, and allow states to implement their own cannabis programs subject to health and safety oversight by FDA in a manner similar to alcohol and tobacco. Among other things, the CAOA contains reforms designed to give state-legal operators better access to financial services. After its introduction in 2022 and referral to the Senate Finance Committee, there has been no further action to move the legislation forward.

There is no guarantee that State laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that U.S. federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole Memorandum, enforcement priorities are determined by respective United States Attorneys, and notwithstanding public statements to the contrary, federal law enforcement could enforce the CSA and its criminal prohibition on commercial cannabis activity. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in States where the sale and use of cannabis is currently legal, or if existing applicable State laws are repealed or curtailed, Ayr’s results of operations, financial condition and prospects would be materially adversely affected. See “U.S. Federal Enforcement Priorities”.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators published a staff notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) setting out the Canadian Securities Administrator’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry.

Ayr’s involvement in the U.S. cannabis market may subject Ayr to heightened scrutiny by regulators, stock exchanges, clearing agencies and other U.S. and Canadian authorities. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on Ayr’s ability to operate in the U.S. or any other jurisdiction. There are a number of risks associated with the business of Ayr. See “Cannabis Market Overview” and “Risk Factors”.

EXPLANATORY NOTES

Unless otherwise indicated, the information appearing in this annual information form (“AIF”) is stated as of December 31, 2024, and all amounts are in United States dollars unless otherwise indicated.

FORWARD-LOOKING INFORMATION

This AIF and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws, including Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). All information, other than statements of historical facts, included in this AIF and the documents incorporated by reference herein, including estimates, plans, expectations, opinions, forecasts, projections, targets and guidance, constitutes forward-looking information. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results.

These factors include, but are not limited to, the following:

●	laws and regulations and any amendments thereto applicable to our business and the impact thereof, including uncertainty regarding the application of U.S. state and federal law to U.S. cannabis products and the scope of any regulations by the U.S. Food and Drug Administration, the U.S. Drug Enforcement Administration (“DEA”), the U.S. Federal Trade Commission, the U.S. Patent and Trademark Office, the U.S. Department of Agriculture and any state equivalent regulatory agencies over U.S. cannabis products;
●	climate change impacting economic factors such as prices and supply chain disruption, as well as governmental response through laws or regulations regarding greenhouse gas emissions;
●	assumptions and expectations described in the Company’s critical accounting policies and estimates;
●	changes in U.S. generally accepted accounting principles or their interpretation and the adoption and impact of certain accounting pronouncements;
●	the number of users of cannabis or the size of the regulated cannabis market in the United States;
●	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;
●	the Company’s future financial and operating performance and anticipated profitability;
●	future performance, results and terms of strategic initiatives, strategic agreements, and supply agreements;
●	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;
●	the benefits and applications of the Company’s products and services and expected sales thereof;
●	development of affiliated brands, product diversification and future corporate development;

●	anticipated investment in and results of research and development;
●	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;
●	future expenditures, strategic investments, and capital activities;
●	the competitive landscape in which the Company operates and the Company’s market expertise;
●	the Company’s ability to comply with its debt covenants;
●	the Company’s ability to secure further equity or debt financing, if required;
●	the Company’s ability to refinance its indebtedness and the terms of any such financing;
●	the risk of significant dilution from the issuances of equity or convertible debt securities and settlement of contingent consideration;
●	the level of demand for cannabis products, including the Company’s product and third-party products sold by the Company;
●	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy such as inflation or fluctuations in interest rates, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, litigation, and health pandemics;
●	risks related to maintaining cash deposits in excess of federally insured limits;
●	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;
●	the risk of oversupply or cannibalization of existing cannabis licenses resulting from the issuance of new cannabis licenses;
●	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;
●	the Company’s ability to hit anticipated development targets of cultivation and production projects;
●	the Company’s ability to mitigate the risk of contamination and other risks inherent in the agricultural sector;
●	the ability to successfully integrate and maintain employees from recent acquisitions;
●	risks related to the Company’s liquidity;
●	the ability to develop the Company’s brands and meet growth objectives;
●	risks related to limited market data and difficulty to forecast results;
●	market volatility and the risks associated with selling of a substantial amount of Equity Shares (as defined in this AIF);
●	the risk of natural hazards related to severe and extreme weather and climate events;
●	product liability claims related to the products the Company cultivates, produces, and sells;
●	the risk of significant pricing pressures which are often market specific and can be caused by an oversupply of cannabis in the market and may be transitory from period to period; and
●	other events or conditions that may occur in the future.

See “Risk Factors” for further details. No assurance can be given that these expectations will prove to be correct and such forward-looking information included in this AIF should not be unduly relied upon, and the Company does not undertake any obligation to revise or update any forward-looking information or statements other than as required by applicable law. In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to, without limitation, receipt of requisite regulatory approvals on a timely basis, receipt and/or maintenance of required licenses and third-party consents in a timely manner, successful integration of the Company’s and its subsidiaries’ operations, and no unplanned materially adverse changes to its facilities, assets, customer base and the economic conditions affecting the Company’s current and proposed operations. These assumptions, although considered reasonable by the Company at the time of preparation, may prove to be incorrect. In addition, the Company has assumed that there will be no material adverse change to the current regulatory landscape affecting the cannabis industry and has also assumed that the Company will remain compliant in the future with all State and local laws, regulations and rules imposed upon it by law. The Company’s forward-looking information is expressly qualified in its entirety by this cautionary statement.

MARKET AND INDUSTRY DATA

This AIF includes market and industry data that has been obtained from third-party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this AIF or ascertained the underlying economic assumptions relied upon by such sources.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company (formerly known as “Cannabis Strategies Acquisition Corp.” and “Ayr Strategies Inc.”, respectively) was incorporated on July 31, 2017 under the Business Corporations Act (Ontario). Ayr continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”), changed its name to “Ayr Strategies Inc.”, and amended its financial year-end from September 30 to December 31 in connection with its Qualifying Transaction (as defined below). The Company changed its name to “Ayr Wellness Inc.” on February 12, 2021. The registered office of the Company is located at 1133 Melville Street, Suite 2700, Vancouver, British Columbia V6E 2X8. The head office of the Company is located at 2601 South Bayshore Drive, Suite 900, Miami, FL, 33133.

The common shares (formerly the subordinate voting shares), restricted voting shares and limited voting shares of the Company (the “Common Shares”, “Restricted Voting Shares” and “Limited Voting Shares”, respectively, and collectively, the “Equity Shares”) are listed under the single symbol “AYR.A” on the Canadian Stock Exchange (the “CSE”). The Equity Shares are also quoted on the Over-the-Counter Market in the United States under the symbol “AYRWF”. The Anti-Dilutive Warrants (as defined below), which were issued in connection with the Arrangement (as defined below), are listed under the symbol “AYR.WT.U” on the CSE. The Anti-Dilutive Warrants are exercisable for Equity Shares at $2.12 per share until February 7, 2026 and are only exercisable by non-U.S. persons and accredited investors as such terms are defined under applicable United States securities laws. See “General Development of the Business – Subsequent Developments – Completion of Previously Announced Debt Restructuring”. The Exchangeable Shares (as defined below) are unlisted and the multiple voting shares of the Company (the “Multiple Voting Shares”) and the Mercer Warrants (as defined below), while outstanding, were unlisted. The Multiple Voting Shares and the Equity Shares are together referred to herein as the “Shares”.

Ayr’s 12.5% senior secured notes due December 10, 2024 (the “2024 Notes”) began trading on the CSE effective April 21, 2021 under the symbol “AYR.NT.U”. The 2024 Notes, in the aggregate principal amount of $110 million, were initially issued on December 10, 2020 through a private placement led by Canaccord Genuity Corp. On November 12, 2021, an additional approximately $147 million in 2024 Notes were issued. Pursuant to the Arrangement, on February 7, 2024, 100% of the issued and outstanding 2024 Notes were assigned by the holders thereof (the “Senior Noteholders”) to Ayr Wellness Canada Holdings Inc. (“Ayr Wellness Canada”), a wholly owned subsidiary of the Company, in exchange for, among other things, an equivalent aggregate principal amount of new 13.0% senior secured notes due December 10, 2026 of Ayr Wellness Canada (the “2026 Exchange Notes”). See “General Development of the Business – Subsequent Developments – Completion of Previously Announced Debt Restructuring”.

Intercompany Relationships

The following is an organizational summary of the Company as of the date hereof:

Entity Name	State of Formation	Entity Type	Ownership
242 Cannabis LLC	Florida, USA	Real Estate	100.00%
Amethyst Health LLC	New York, USA	Joint Venture	49.00%
AYR Foundation Inc.	Florida, USA	Not-for-Profit Community Engagement	100.00%
AYR NJ LLC	Nevada, USA	Corporate - Holding Company	100.00%
AYR Ohio LLC	Ohio, USA	Corporate - Holding Company	100.00%
AYR Virginia LLC	Virginia, USA	Cultivation, Production, Retail	100.00%
AYR Wellness Holdings, LLC	Nevada, USA	Corporate - Holding Company	100.00%
AYR Wellness Inc	Massachusetts, USA	Corporate - Holding Company	100.00%
AYR Wellness NJ LLC	New Jersey, USA	Cultivation, Production, Retail	100.00%
BP Solutions LLC	Nevada, USA	Payroll	100.00%
CannTech PA, LLC	Pennsylvania, USA	Cultivation, Production, Retail	100.00%
Connecticut Cultivation Solutions, LLC	Connecticut, USA	Joint Venture - Cultivation	35.00%
Connecticut Retail Solutions II LLC	Connecticut, USA	Joint Venture - Retail	49.35%
Connecticut Retail Solutions LLC	Connecticut, USA	Joint Venture - Retail	49.35%
CSAC Acquisition AZ Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition Connecticut LLC	Nevada, USA	Delivery	100.00%
CSAC Acquisition FL Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition IL Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition IL II Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition Inc	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition MA Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition MA II Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition NJ Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition NV Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition NY Corp	New York, USA	Corporate - Holding Company	100.00%
CSAC Acquisition PA Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition PA II Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Acquisition TX Corp	Texas, USA	Corporate - Holding Company	100.00%
CSAC Acquisition VA Corp	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Holdings Inc	Nevada, USA	Corporate - Holding Company	100.00%
CSAC Ohio, LLC	Ohio, USA	Corporate - Holding Company	100.00%
Cultivauna, LLC d/b/a Levia	Massachusetts, USA	Production	100.00%
DFMMJ Investments LLC d/b/a AYR Cannabis Dispensary	Florida, USA	Cultivation, Production, Retail	100.00%
Dochouse LLC	Pennsylvania, USA	Cultivation	100.00%
DWC Investments, LLC	Nevada, USA	Real Estate	100.00%
Eskar LLC	Massachusetts, USA	Corporate - Holding Company	100.00%
Green Light Holdings, LLC	Wyoming, USA	Corporate - Holding Company	100.00%
Green Light Management, LLC	Ohio, USA	Real Estate	100.00%
Herbal Remedies Dispensaries, LLC	Illinois, USA	Retail	100.00%
Klymb Project Management, Inc	Nevada, USA	Payroll	100.00%
Kynd-Strainz LLC	Nevada, USA	Retail	100.00%
Land of Lincoln Dispensary LLC	Illinois, USA	Retail	100.00%
Lemon Aide LLC	Nevada, USA	Retail	100.00%
Livfree Wellness LLC	Nevada, USA	Cultivation, Production, Retail	100.00%

Mercer Strategies FL, LLC	Nevada, USA	Payroll	100.00%
Mercer Strategies MA, LLC	Nevada, USA	Payroll	100.00%
Mercer Strategies PA, LLC	Nevada, USA	Payroll	100.00%
NV Green, Inc	Nevada, USA	Production	100.00%
PA Natural Medicine LLC	Pennsylvania, USA	Retail	100.00%
Parker RE MA, LLC	Nevada, USA	Real Estate	100.00%
Parker RE PA, LLC	Nevada, USA	Real Estate	100.00%
Parker Solutions CT LLC	Nevada, USA	Payroll	100.00%
Parker Solutions FL, LLC	Nevada, USA	Payroll	100.00%
Parker Solutions IL, LLC	Nevada, USA	Payroll	100.00%
Parker Solutions MA LLC	Nevada, USA	Payroll	100.00%
Parker Solutions NJ LLC	New Jersey, USA	Payroll	100.00%
Parker Solutions OH, LLC	Nevada, USA	Payroll	100.00%
Parker Solutions PA, LLC	Nevada, USA	Payroll	100.00%
Parma Wellness Center LLC	Ohio, USA	Managed Services - Cultivation	49.00%
Sira Naturals, Inc	Massachusetts, USA	Cultivation, Production, Retail	100.00%
Tahoe Capital Company	Nevada, USA	Corporate - Holding Company	100.00%
Tahoe Hydroponics Company, LLC	Nevada, USA	Cultivation and Production	100.00%
Tahoe-Reno Botanicals, LLC	Nevada, USA	Cultivation	100.00%
Tahoe-Reno Extractions, LLC	Nevada, USA	Production	100.00%

On September 12, 2018, Ayr incorporated a wholly-owned subsidiary in Nevada, United States, named CSAC Holdings Inc., to facilitate the Qualifying Transaction (as defined below). On September 17, 2018, CSAC Holdings Inc. incorporated a wholly-owned subsidiary in Nevada, United States, named CSAC Acquisition Inc. (“CSAC AcquisitionCo”). On May 24, 2019, the Company completed its acquisitions of control of the target businesses of: (i) Washoe Wellness, LLC (“Washoe”), a Nevada limited liability company, (ii) The Canopy NV, LLC (“Canopy”), a Nevada limited liability company, (iii) Sira Naturals, Inc. (“Sira”), a Massachusetts corporation, (iv) LivFree Wellness, LLC (“LivFree”), a Nevada limited liability company, and (v) CannaPunch of Nevada LLC (“CannaPunch”), a Nevada limited liability company, and entered into either a services agreement or operations agreement with Washoe, Canopy and LivFree pending regulatory approval for the consummation of the transaction, which collectively constituted its qualifying transaction (collectively, the “Qualifying Transaction”). Subsequent to the Qualifying Transaction, the Company expanded its operations into the States of Pennsylvania, Florida, New Jersey, Massachusetts, Nevada, Ohio, Illinois, Connecticut and Virginia (not yet in operation as of the date hereof).

GENERAL DEVELOPMENT OF THE BUSINESS

Historical Summary

Initial Public Offering

In 2017, the Company completed its initial public offering (the “Offering”). Concurrent with the completion of the Offering, Mercer, Kamaldeep Thindal and Charles Miles (or persons or companies controlled by them) (collectively with Mercer, the “Founders”) purchased an aggregate of 3,434,298 Class B shares of the Company (each, a “Class B Share”), consisting of 3,415,438 Class B Shares purchased by Mercer, 9,430 Class B Shares purchased by Kamaldeep Thindal, and 9,430 Class B Shares purchased by Charles Miles. In addition, Mercer purchased an aggregate of 262,188 Class B units of the Company (each, a “Class B Unit”) at C$10.00 per Class B Unit and 2,621,870 warrants (the “Founders’ Warrants”) at C$1.00 per Founders’ Warrant. Each Class B Unit consisted of one Class B Share, one Warrant and one Right. The Founders’ Warrants were subject to substantially the same terms and conditions as the Warrants underlying the Class A Restricted Voting units of the Company (the “Class A Restricted Voting Units”) and Class B Units, except that they were not subject to early termination. The Rights underlying the Class B Units were subject to the same terms and conditions as the Rights underlying the Class A Restricted Voting Units.

Qualifying Transaction

On May 24, 2019, Ayr completed its acquisitions which qualified as its Qualifying Transaction, the businesses of which are briefly summarized below under “Ayr’s Businesses”. The Company’s businesses operate in the cultivation, manufacturing, branding and/or retail, as applicable, of cannabis products in the states of Massachusetts and Nevada.

The aggregate purchase price consideration for the Qualifying Transaction payable by Ayr was comprised of a combination of cash, debt and the issuance of non-voting Exchangeable Shares of CSAC AcquisitionCo (the “Exchangeable Shares”) to the vendors thereof, which are exchangeable, on a one-for-one basis, into Common Shares, at the option of the holder, and are designed to be economically equivalent (without taking into account tax consequences) to the Common Shares.

Any summary information of certain material terms from definitive agreements, as may have been amended, in respect of the acquisitions of Washoe, Canopy, Sira, LivFree, and CannaPunch (collectively, the “Definitive Agreements”) is not exhaustive and is qualified in its entirety by reference to the terms of the Definitive Agreements, which may be found on Ayr’s profile on SEDAR+ at www.sedarplus.ca.

Ayr previously provided administrative, consulting, and operations services to licensed cannabis establishments in the State of Nevada, specifically to the businesses of Washoe, Canopy and LivFree, through separate services and operations agreements governed by Nevada law, pending regulatory approval to transfer the applicable Washoe, Canopy and LivFree cannabis licenses to the Company. Washoe, Canopy, and LivFree received regulatory approval to transfer such licenses to the Company on April 27, 2021. Effective September 21, 2021, the Washoe, Canopy and LivFree licensed entities were transferred to the Company, such that CSAC AcquisitionCo now wholly- owns LivFree Wellness LLC, Tahoe-Reno Botanicals, LLC, Tahoe-Reno Extractions, LLC, Kynd-Strains LLC and Lemon-Aide LLC.

In connection with each Definitive Agreement, Ayr entered into the corresponding support agreement as well as an exchange rights agreements with CSAC AcquisitionCo and the respective holders of the Exchangeable Shares (collectively, the “Exchange Rights Agreements”) for the benefit of the sellers under each Definitive Agreement, whereby Ayr agreed to make certain covenants in favor of the sellers to protect their rights as holders of Exchangeable Shares. Among other things, Ayr agreed to reserve an amount of applicable Common Shares for issuance upon exchange of the Exchangeable Shares, and upon notice to Ayr and CSAC AcquisitionCo, Ayr will issue such number of applicable Common Shares to a holder of Exchangeable Shares in exchange for the Exchangeable Shares of such holder, subject to the terms specified in the Exchange Rights Agreements. Additionally, Ayr has an overriding liquidation call right under the Exchange Rights Agreements to purchase all, but not less than all, of the Exchangeable Shares from the holders thereof upon a proposed liquidation, dissolution or winding-up of CSAC AcquisitionCo, as well as a redemption call right and retraction call right on the Exchangeable Shares, in each case for the consideration set forth in such agreements.

The description of the Exchange Rights Agreement is not exhaustive and qualified in its entirety by reference to the terms of such agreements, which may be found on Ayr’s profile on SEDAR+ at www.sedarplus.ca. Further information about the Company and its operations can be obtained at www.ir.ayrwellness.com and under the Company’s profile at www.sec.gov and www.sedarplus.ca. The information contained on such website are not a part of, nor are they incorporated by reference into, this AIF.

Subsequent Developments

LivFree Amendment

On November 1, 2023, the Company announced that on October 31, 2023 it had entered into an agreement with LivFree to amend certain terms of the promissory note dated May 24, 2019 (the “LivFree Note”) executed in connection with the Company’s acquisition of LivFree. The amendments to the LivFree Note:

●	provide an extension of two years from the initial maturity date, resulting in a maturity date of May 24, 2026;
●	defer repayment of approximately $5 million of accrued PIK interest until May 24, 2026;
●	convert interest on the LivFree Note from PIK to monthly cash interest;
●	increase the interest rate on the LivFree Note to 10.0% per annum; and
●	require a $3 million payment to LivFree on closing of the Arrangement, which payment has been made and applied to the outstanding principal amount due under the LivFree Note.

As a result of the amendments to the LivFree Note, as of November 1, 2023, the Company announced that it reached contingent agreements to defer principal, amortization or accrued interest payments for two years on an aggregate amount, net of payments, of approximately $87 million of debt obligations, including contingent agreements with holders of approximately $73.3 million aggregate principal amount of vendor take-back promissory notes (“Vendor Notes”), representing 86.5% of the outstanding principal amount of all Vendor Notes maturing before 2027. Upon completion of the Arrangement on February 7, 2024, the conditions to each of the Vendor Note amendments were fulfilled.

Completion of Previously Announced Debt Restructuring

On February 7, 2024, the Company announced that it completed the previously announced plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving the Company and Ayr Wellness Canada, pursuant to which:

●	100% of the issued and outstanding 2024 Notes, in an aggregate principal amount of $243.25 million, were assigned by the Senior Noteholders to Ayr Wellness Canada in exchange for an equivalent aggregate principal amount of new 2026 Exchange Notes, which obligations are guaranteed by the Company and each of the Company’s other direct and indirect subsidiaries and secured by all or substantially all of the assets and properties of Ayr Wellness Canada, the Company and each guaranteeing subsidiary, subject to certain exemptions;
●	29,040,126 Equity Shares (the “New Exchange Shares”) were issued to the Senior Noteholders (being equal to approximately 24.9% of the issued and outstanding shares of the Company on closing of the Arrangement (excluding the Mercer Warrants, the Anti-Dilutive Warrants and certain treasury shares);
●	a Senior Noteholder (i) subscribed for $50 million aggregate principal amount of additional 13.0% senior secured notes due December 10, 2026 of Ayr Wellness Canada (the “Additional 2026 Notes”, and together with the 2026 Exchange Notes, the “2026 Notes”), issued at a 20% original issue discount (resulting in $40 million of gross proceeds to the Company), and (ii) was issued 5,947,980 Equity Shares (the “Backstop Premium”) in consideration for the commitment to purchase the Additional 2026 Notes pursuant to a backstop commitment letter in favour of the Company dated October 31, 2023;
●	in order to reduce the dilutive effect of the New Exchange Shares and the Backstop Premium on existing shareholders, the existing shareholders of the Company as of the close of business on February 5, 2024 (i.e., including the holders of the Multiple Voting Shares and Exchangeable Shares (as defined below) but excluding the recipients of the New Exchange Shares and the Backstop Premium) were issued 23,045,965 Equity Share purchase warrants to acquire approximately 16.5% of the outstanding shares of the Company (including the New Exchange Shares and the Backstop Premium, but excluding the Mercer Warrants and certain treasury shares) on a fully-diluted and pro-forma basis (assuming their exercise in full) (the “Anti-Dilutive Warrants”). If fully exercised, the Anti-Dilutive Warrants will dilute the New Exchange Shares and the Backstop Premium from approximately 30% to approximately 24.9% of the fully diluted outstanding shares of the Company. The Anti-Dilutive Warrants are exercisable at $2.12 per share until February 7, 2026 and are only exercisable by non-U.S. persons and accredited investors as such terms are defined under applicable United States securities laws; and
●	certain Senior Noteholders holding approximately 99% of the aggregate outstanding principal amount of the 2024 Notes (the “Majority Senior Noteholders”) were granted (i) the right to appoint one independent director (with no affiliation to competitors of the Company) to the Company’s board of directors (the “Board”), (ii) the right to continue to nominate one independent director at each annual meeting of the Company until the earlier of the repayment or refinancing of the 2026 Exchange Notes or the Majority Senior Noteholders cease to hold a majority of the 2026 Exchange Notes held as of closing of the Arrangement, and (iii) customary pre-emptive rights to acquire additional equity of the Company to maintain their respective proportionate equity interests. The Majority Senior Noteholders have chosen Jared Cohen as their nominee.

The Company wound-up Ayr Wellness Canada on March 31, 2024, pursuant to which all of the assets and liabilities of Ayr Wellness Canada, including the 2026 Notes, became the assets and liabilities of the Company. Upon completion of same, the 2024 Notes were cancelled and the 2026 Notes became direct obligations of the Company.

As a result of the Arrangement and related, previously disclosed transactions, the Company has retired or extended the maturity of nearly $400 million in debt (including the debt described under “General Development of the Business – Subsequent Developments – LivFree Amendment” above) in the past two years and now has limited debt maturities until 2026.

Expiration of Mercer Warrants

On May 24, 2024, the 2,874,058 outstanding warrants to purchase the same number of Equity Shares, exercisable at $9.07 per share (the “Mercer Warrants”) expired in accordance with the applicable provisions of the warrant agency agreement dated December 21, 2017 between the Company and Odyssey Trust Company, as warrant agent, as amended.

Conversion of Multiple Voting Shares

Pursuant to the Company’s amended and restated articles, on May 24, 2024, all of the outstanding Multiple Voting Shares were automatically converted into Equity Shares on a one-for-one basis, being the date that was 60 months from the date of first issuance of a Multiple Voting Share (the “Automatic Conversion”). At the effective time of the Automatic Conversion, the subordinate voting shares of the Company were henceforth renamed and referred to as “Common Shares”.

Resignation of Executive Chair and Changes to Management

On July 31, 2024, Jonathan Sandelman resigned and stepped down from his role as director and executive chairman of the Company, with Louis Karger replacing him as the chairman of the board. Later, on September 18, 2024, David Goubert stepped down as the President and Chief Executive Officer of the Company, and the Company appointed Steven M. Cohen as Interim Chief Executive Officer of the Company. The Company’s search for a permanent Chief Executive Officer remains ongoing as at the date hereof. On February 3, 2025, Brad Asher stepped down as the Chief Executive Officer of the Company, with such resignation to be effective at a mutually agreed upon date following the filing of the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023.

Launch of Adult-Use Sales in Ohio

On August 6, 2024, the Company announced the launch of retail adult-use cannabis sales in the state of Ohio, where individuals over the age of 21 with a valid government-issued photographic ID could purchase adult-use cannabis at Ayr dispensary locations in Woodmere, Goshen and Dayton, all three of which are subject to a future right of ownership in favour of the Company, subject to regulatory approvals.

Conditional Approval to Establish Vertical Medical Cannabis Operations in Virginia

On September 5, 2024, the Company announced that it was awarded conditional approval to serve as a pharmaceutical processor by the Virginia Cannabis Control Authority for Virginia’s Health Service Area 1, which encompasses various cities and counties in Virginia, including Charlottesville, Fredericksburg, Spotsylvania, and Stafford. Upon receipt of the pharmaceutical processing permit, the Company will be permitted to cultivate and process cannabis, manufacture cannabis products, and perform sales to qualified medical cannabis patients in Virginia. In order to obtain the full pharmaceutical processor permit, the Company must meet any conditional commitments within one year. Several lawsuits have been filed seeking to overturn the award of this conditional approval. These legal actions are in preliminary stages, and at present, the Company is proceeding with its expansion efforts in Virginia.

Good Day Option Agreement

Effective October 22, 2024, the Company entered into an option agreement that provides the Company with the future ability to acquire 100% of Good Day Dispensary, LLC, a fourth Ohio dispensary license.

Partnership Between Black Star Wellness and Ayr Wellness Conditionally Awarded Vertically Integrated Medical License in New York

On November 12, 2024, the Company announced that Amethyst Health, LLC (“Amethyst Health”), a partnership of which the Company is a minority owner of, had been conditionally awarded a vertically integrated medial cannabis “registered organization” license in New York by the New York Cannabis Control Board.

DESCRIPTION OF THE BUSINESS

Ayr Wellness Inc. is a national cannabis consumer packaged goods company and retailer. Founded in 2019 and headquartered in Miami, Florida since 2021 the Company is focused on delivering high quality cannabis products and a premium customer experience throughout its footprint. As of December 31, 2024, the Company has operations in eight U.S. States and employs roughly 2,440 people. The Company, through its subsidiaries and affiliates, holds, operates and manages licenses and permits in the States of Florida, Illinois, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Connecticut, New York and Virginia (the latter two not yet in operation as of the date hereof).

The Company’s strategy is to vertically integrate through the consolidation of cultivation, production, distribution, and dispensation of cannabis brands and products at scale. The Company’s current portfolio of consumer-packaged goods brands includes its three core brands kynd, HAZE, and Later Days, and an additional portfolio of legacy and local brands. The Company distributes and markets its products to Ayr-owned retail stores and to third-party licensed retail cannabis stores throughout Ayr’s operating footprint.

The Company owns and operates a chain of cannabis retail stores under brand names including Ayr and The Dispensary by Ayr Wellness. Ayr owns stores under other names, primarily where stores acquired still retain their pre-acquisition branding, though the Company intends to unify its retail footprint under the “Ayr” retail brand name over time. The income of Ayr’s retail stores derives primarily from the sale of cannabis products, with an immaterial portion of income resulting from the sale of other merchandise (such as cannabis accessories). As of December 31, 2024, Ayr operates 97 retail stores, located across Ayr’s portfolio.

Strategy

The Company’s business strategy is to evaluate each market opportunity pursuant to the relevant local competitive and regulatory landscape, supply/demand dynamics, and growth potential. The Company evaluates the economic viability of each opportunity before making capital allocation decisions and may decide to participate in one or more facets of the supply chain based on the dynamics mentioned above. The Company targets best-in-class assets in relevant markets with large addressable populations in states with disciplined license structures that are either currently or soon expected to be approved for adult-use cannabis sales. By establishing a substantial presence in markets that have the greatest growth potential, the Company expects to be well‐positioned for future growth in adult‐use cannabis as the market continues to expand.

Growth

The Company remains focused on expanding its presence in current markets while maintaining a disciplined approach to growth. The Company plans to implement its growth strategy by targeting acquisition opportunities in jurisdictions with disciplined license structures, applying for de novo licenses and deepening its presence in its current markets.

Targeting acquisition opportunities in limited licenses jurisdictions. The Company is pursuing acquisition opportunities in limited license markets with high barriers to entry.

Applying for de novo licenses and pursuing strategic partnerships. The Company is actively seeking additional avenues of growth in its existing markets and other key markets.

Deepening its presence in current markets. The Company currently operates in markets with disciplined license structures, where State- level restrictions limit the number of cannabis licenses awarded, resulting in high barriers to entry, limited market participants, and long- term competitive advantages.

Licenses

The following table provides a list of the licenses granted to companies and facilities operated by, or to which operational support is provided by, the Company as of March 21, 2025.

Licensed Entity	d/b/a	Licensed Address	Type	Title	Cert. | License Number	Exp. Date	Function	Class
Ayr Wellness NJ, LLC		950 US Highway 1, Woodbridge, NJ 07095	License	CRC – Class 1 Cultivator	C000067	10/11/2025	Cultivation	AU
		950 US Highway 1, Woodbridge, NJ 07095	License	CRC – Cultivate and Process Medicinal Marijuana	MC000014	12/31/2025	Cultivation, Production	M
		950 US Highway 1, Woodbridge, NJ 07095	License	CRC – Dispense Medicinal Marijuana	MRE000038	12/31/2025	Retail	M
		2536 Rt. 22, Union, NJ 07083	License	CRC – Dispense Medicinal Marijuana	MRE000039	12/31/2025	Retail	M
		2000 East Park Blvd Suite 2002, South Brunswick, NJ 08512	License	CRC – Manufacture Medicinal Marijuana	MM000010	12/31/2025	Production	M
		1719 Oak Street Lakewood NJ 08701	License	CRC – Cultivate and Process Medicinal Marijuana	MC000015	12/31/2025	Cultivation, Production	M
		59 NJ-35, Eatontown, NJ 07724	License	CRC – Dispense Medicinal Marijuana	MRE000040	12/31/2025	Retail	M
		950 US Highway 1, Woodbridge, NJ 07095	License	CRC – Class 5 Retailer	RE000018	6/5/2025	Retail	AU
		2536 Rt. 22, Union, NJ 07083	License	CRC – Class 5 Retailer	RE000017	6/5/2025	Retail	AU
		2000 East Park Blvd Suite 2002, South Brunswick, NJ 08512	License	CRC – Class 2 Manufacturer	M000033	6/5/2025	Production	AU
		59 NJ-35, Eatontown, NJ 07724	License	CRC – Class 5 Retailer	RE000016	6/5/2025	Retail	AU
CannTech PA, LLC	AYR Wellness	535 Keystone Drive, Warrendale, PA 15086	Permit	PA Department of Health Office of Medical Marijuana – Grower/Processor Facility	CR04-GP20-5701	2/20/2026	Cultivation	M
		809 Sampson Street, New Castle, PA 16101	Permit	PA Department of Health Office of Medical Marijuana – Dispensary Facility	CR04-D20-6701 A	2/20/2026	Retail	M
		505 W. Germantown Pike, Plymouth Meeting, PA 19462	Permit	PA Department of Health Office of Medical Marijuana – Dispensary Facility	CR04-D20-6701 B	2/20/2026	Retail	M
		112 Northtowne Square, Gibsonia PA 15044	Permit	PA Department of Health Office of Medical Marijuana – Dispensary Facility	CR04-D20-6701 C	2/20/2026	Retail	M
		712 Lancaster Ave., Bryn Mawr, PA 19010	Permit	PA Department of Health Office of Medical Marijuana – Dispensary Facility	CR04-D20-6701 D	2/20/2026	Retail	M
		801 Horsham Rd, Montgomeryville, PA 18936	Permit	PA Department of Health Office of Medical Marijuana – Dispensary Facility	CR04-D20-6701 E	2/20/2026	Retail	M
		2244 Oakland Ave, Indiana, PA 15701	Permit	PA Department of Health Office of Medical Marijuana – Dispensary Facility	CR04-D20-6701 F	2/20/2026	Retail	M
Connecticut Retail Solutions II LLC	AYR Cannabis	185 Spencer Street Manchester, CT 06040	License	Department of Consumer Protection	AMHF.0008275	8/6/2025	Retail	AU
CSAC Acquisition Connecticut LLC	AYR Cannabis Delivery	185 Spencer Street Manchester, CT 06040	License	Department of Consumer Protection	ACDS.0001017	1/1/2026	Transportation	AU
CSAC Ohio LLC	AYR Wellness	844 East Tallmadge Avenue, Akron, Ohio, 44310	License	OH Department of Commerce – Dual Use Processor Operating License	CCP000051-00	12/1/2025	Production	AU
Cultivauna, LLC		68 Tenney Street, Georgetown, MA 01833	License	CCC – Marijuana Establishment License (Product Manufacturer)	MP281871	5/16/2025	Production	AU
Daily Releaf LLC(1)	AYR Dispensary	4918 Airway Road, Dayton, OH 45431	License	Division of Cannabis Control - Dual Use Dispensary	CCD000039-00	7/1/2025	Retail	AU
DFMMJ Investments, LLC	AYR Cannabis Dispensary	18770 N County Road 225, Gainesville, FL 32609	License	OMMU – Medical Marijuana Treatment Center	MMTC-2015-0002	7/31/2026	Cultivation, Production, Retail, Transport	M
DocHouse LLC	AYR Wellness	740 Ann St Pottsville, PA 17901	Permit	PA Department of Health Office of Medical Marijuana – Grower/Processor Facility	GP18-1002	7/31/2025	Cultivation	M
Heaven Wellness LLC(1)	AYR Dispensary	6722 State Route 132, Goshen, OH 45122	License	Division of Cannabis Control - Dual Use Dispensary	CCD000074-00	7/1/2025	Retail	AU
Herbal Remedies Dispensaries, LLC	AYR Cannabis Dispensary	4440 Broadway Street Suite 1 Quincy, IL 62305	License	IDFPR – Registered Medical Cannabis Dispensing Organization	280.000004	9/24/2025	Retail	M
		4440 Broadway Street Suite 1 Quincy, IL 62305	License	IDFPR – Adult Use Dispensing Organization	284.000137	3/31/2026	Retail	AU

		1837 Broadway Street Quincy, IL 62301	License	IDFPR – Adult Use Dispensing Organization	284.000138	3/31/2026	Retail	AU
Good Day Dispensary LLC(2)	AYR Dispensary	1212 Youngstown Warren Road Niles, OH 44446	License	Division of Cannabis Control - Dual Use Dispensary	CCD000155-00	02/06/2027	Retail	AU
Kynd-Strainz LLC	The Dispensary	132 E. Second St., Reno, NV 89501	License	Cannabis Compliance Board – Adult-Use Retail Store	D110 | 46934338604709544132	6/30/2025	Retail	AU
Land of Lincoln Dispensary LLC	AYR Cannabis Dispensary	4140 SW Highway Hometown, IL 60456	License	IDFPR – Adult Use Dispensing Organization	284.000335	3/31/2026	Retail	AU
		1730 Bradford Lane Suite 185 Normal, IL 61761	License	IDFPR – Adult Use Dispensing Organization	284.000325	3/31/2026	Retail	AU
Lemon Aide, LLC	The Dispensary	340 Lemmon Drive, Reno, NV 89506	License	Cannabis Compliance Board – Adult-Use Retail Store	D090 | 13244303247046007918	6/30/2025	Retail	AU
LivFree Wellness LLC		3900 Ponderosa Way, Las Vegas, NV 89118	License	Cannabis Compliance Board – Adult-Use Marijuana Cultivation	C044 | 68096361433916615303	6/30/2025	Cultivation	AU
		3900 Ponderosa Way, Las Vegas, NV 89118	License	Cannabis Compliance Board – Adult-Use Marijuana Production	P023 | 59998657224967428496	6/30/2025	Production	AU
	The Dispensary	8605 S Eastern Ave Las Vegas, NV 89123	License	Cannabis Compliance Board – Adult-Use Retail Store	RD547 | 64345737726226352455	11/30/2025	Retail	AU
		100 W. Plumb Lane, Reno, NV 89509	License	Cannabis Compliance Board – Adult-Use Retail Store	D017 | 71702389611437559364	6/30/2025	Retail	AU
		50 N. Gibson, Henderson, NV 89014	License	Cannabis Compliance Board – Adult-Use Retail Store	D050 | 08792343110299625005	6/30/2025	Retail	AU
		5347 S. Decatur, Las Vegas, NV 89118	License	Cannabis Compliance Board – Adult-Use Retail Store	D051 | 71224329369156133247	6/30/2025	Retail	AU
		3900 Ponderosa Way, Las Vegas, NV 89118	License	Cannabis Compliance Board – Adult-Use Distribution	T093 | 14504799651148975256	6/30/2025	Distribution	AU
NV Green Inc.		1475 Hymer Ave Suite A, Sparks, NV 89431	License	Cannabis Compliance Board – Adult-Use Marijuana Cultivation	C005 | 80476394983467584488	6/30/2025	Cultivation	AU
		1475 Hymer Ave Suite A, Sparks, NV 89431	License	Cannabis Compliance Board – Adult-Use Marijuana Production	P004 | 08300436904530710396	6/30/2025	Production	AU
PA Natural Medicine LLC	AYR Wellness	261-269 Columbia Mall Dr., Bloomsburg, PA 17815	Permit	PA Department of Health Office of Medical Marijuana – Dispensary Facility	D-4007-17 A	6/29/2025	Retail	M
		1420 N. Susquehanna Trail, Selinsgrove, PA 17870	Permit	PA Department of Health Office of Medical Marijuana – Dispensary Facility	D-4007-17 B	6/29/2025	Retail	M
		2105 N. Atherton St., State College, PA 16803	Permit	PA Department of Health Office of Medical Marijuana – Dispensary Facility	D-4007-17 C	6/29/2025	Retail	M
Parma Wellness Center, LLC		12795 Corporate Drive, Parma, Ohio 44130	License	OH Department of Commerce – Dual Use Cultivator Operating License	CCC000044-00	10/4/2025	Cultivation	AU
Sira Naturals, Inc.	AYR Cannabis Dispensary	48 North Beacon Street, Watertown, MA 02472	License	CCC – Registered Marijuana Dispensary	MTC325	5/16/2025	Retail	M
		827-829 Boylston Street Boston, MA 02116	License	CCC – Marijuana Establishment License (Retailer)	MR283946	1/16/2026	Retail	AU
		48 North Beacon Street, Watertown, MA 02472	License	CCC – Marijuana Establishment License (Retailer)	MR283886	5/16/2025	Retail	AU
		5-7 Commercial Way, Milford, MA 01757	License	CCC – Marijuana Establishment License (Transporter)	MX281310	6/13/2025	Distribution	AU
		29 Franklin Street, Needham, MA 02492	License	CCC – Registered Marijuana Dispensary	MTC625	5/16/2025	Retail	M
		240 Elm Street, Somerville, MA 02144	License	CCC – Registered Marijuana Dispensary	MTC245	5/16/2025	Retail	M
		1 Industrial Road, Milford, MA 01757	License	CCC – Marijuana Establishment License (Cultivation)	MTC245	5/16/2025	Cultivation	M
		1 Industrial Road, Milford, MA 01757	License	CCC – Marijuana Establishment License (Product Manufacturer)	MTC245	5/16/2025	Production	M
		240 Elm Street, Somerville, MA 02144	License	CCC – Marijuana Establishment License (Retailer)	MR282672	1/16/2026	Retail	AU
		5-7 Industrial Road, Milford, MA 01757	License	CCC – Marijuana Establishment License (Product Manufacturer)	MP281613	5/16/2025	Production	AU
		13 Commercial Way, Milford, MA 01757	License	CCC – Marijuana Establishment License (Product Manufacturer)	MP281303	6/11/2025	Production	AU

		5-7 Industrial Road, Milford, MA 01757	License	CCC – Marijuana Establishment License (Cultivation/Tier 8 – Indoor)	MC283066	5/14/2025	Cultivation	AU
		1 Industrial Road, Milford MA 01751	License	CCC – Marijuana Establishment License (Cultivation/Tier 2 – Indoor)	MC282015	5/14/2025	Cultivation	AU
		13 Commercial Way, Milford, MA 01757	License	CCC – Marijuana Establishment License (Cultivation/Tier 2 – Indoor)	MC281252	5/28/2025	Cultivation	AU
Tahoe Hydroponics Company LLC		3535 Arrowhead Dr Ste B, Carson City, NV 89706	License	Cannabis Compliance Board – Adult-Use Marijuana Cultivation	C109 | 15066280419696569275	6/30/2025	Cultivation	AU
		3535 Arrowhead Dr Ste B, Carson City, NV 89706	License	Cannabis Compliance Board – Adult-Use Distribution	T078 | 33766980341791854561	6/30/2025	Distribution	AU
Tahoe-Reno Botanicals LLC	Kynd Cannabis Company	1645 Crane Way, Sparks, NV 89431	License	Cannabis Compliance Board – Adult-Use Marijuana Cultivation	C092 | 20856188563796491040	6/30/2025	Cultivation	AU
Tahoe-Reno Extractions LLC	Kynd Cannabis Company	1645 Crane Way, Sparks, NV 89431	License	Cannabis Compliance Board – Adult-Use Production	P060 | 76163748746660781629	6/30/2025	Production	AU
Twice the Wellness LLC(2)	AYR Dispensary	27900 Chagrin Boulevard, Woodmere, OH 44122	License	Division of Cannabis Control - Dual Use Dispensary	CCD000114-00	7/1/2025	Retail	AU

Notes:

(1)	Entered into an Option Agreement and Management Services Agreement with AYR Ohio LLC pending regulatory approval for the license transfers by the Ohio Department of Commerce.
(2)	Entered into an Option Agreement and Support Services Agreement with AYR Ohio LLC pending regulatory approval for the license transfers by the Ohio Department of Commerce.

As of December 31, 2024, intangible assets had a net book value of $616,661,000 (excluding goodwill) and consisted of the following: Licenses, Right-to-use Licenses, Host community agreements and Trade name / brand which have useful lives of 15, 15, 15, and 5 years, respectively. Amortization is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any. Such assets are tested annually for impairment, or more frequently, if events or changes in circumstances indicate that they might be impaired. As of December 31, 2024, the Company concluded that the carrying amount of certain long-lived assets and certain ROU operating assets exceeded the fair values thereof, and recorded impairment losses of US$12,107,000 and US$3,169,000, respectively.

Employees

As of December 31, 2024, the Company had approximately 2,440 employees. The Company seeks to attract, hire and promote the most qualified and diverse candidates for each position. Based on both acquisitions and hires, the Company leverages experience from multiple individuals that have been in the regulated cannabis market. The Company draws upon this knowledge base and proven training program to develop and educate employees. With policies and procedures that have successfully been rolled out in multiple markets, the Company uses these proven policies and procedures where applicable to other businesses in order to meet the operational expectations for each market. The Company seeks to ensure that staff are appropriately trained and ensure the safety and welfare of employees at the Company’s facilities. Leveraging existing operations in legal adult use States, all new employees receive true hands-on training prior to starting in their new market. Setting the tone from the top, the Company’s executive team goes above and beyond to seek to ensure that all individuals within the Company are held to the highest standards, particularly with respect to compliance.

Foreign Operations

The Company does not currently have any foreign operations outside of the United States. Neither the Company nor any reportable segment of the Company has any dependence upon foreign operations outside of the United States.

Investment Policies

The Company may provide working capital facilities to its acquisition targets in order to fund development of assets prior to completion of the acquisitions, where it is to the benefit of the Company to do so.

No Bankruptcy Proceedings

There are presently no bankruptcy, receivership, or similar proceedings against the Company or any of its subsidiaries, including voluntary bankruptcy, receivership, or similar proceedings, nor have there been any such proceedings within the three (3) most recently completed financial years.

CANNABIS MARKET OVERVIEW

On February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice 51-352, which provides specific disclosure expectations for issuers that currently have, or are in the process of developing, cannabis-related activities in the United States as permitted within a particular State’s regulatory framework. All issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in disclosure documents. As a result of the Company’s existing cannabis operations and/or assets in Massachusetts, Nevada, Pennsylvania, Florida, New Jersey, Ohio, Illinois, Connecticut and Virginia (not yet in operation as of the date hereof), Ayr provides the following disclosure:

The legalization and regulation of marijuana for medical and recreational use is implemented at the State level in the United States. State laws regulating cannabis are in direct conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain States and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under federal law under any and all circumstances under the CSA. Although the Company’s business activities are believed to be compliant with applicable U.S. State and local law in the jurisdictions where Ayr operates, strict compliance with State and local laws with respect to cannabis may neither absolve Ayr of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against Ayr.

The following table is intended to assist readers in identifying those parts of this AIF that address the disclosure expectations outlined in Staff Notice 51-352.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross-Reference
All Issuers with U.S. Marijuana – Related Activities

Describe the nature of the issuer’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.

- Description of the Business - Cover page - (disclosure in bold typeface) - Cannabis Market Overview (disclosure in bold typeface)
Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.

-

Cover page

-

(disclosure in bold typeface)

-

Federal Regulatory Environment

-

U.S. Federal Enforcement Priorities

-

Risk Factors – While legal under applicable U.S. State law, Ayr’s business activities are illegal under U.S. federal law

-

Risk Factors – The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the issuer conducts U.S. marijuana-related activities.

- Risk Factors – Risks Related to Legality of Cannabis

Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the issuer’s ability to operate in the U.S.

Given the illegality of marijuana under U.S. federal law, discuss the issuer’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.

-

Risk Factors – Service providers could suspend or withdraw service

-

Risk Factors – While legal under applicable U.S. State law, Ayr’s business activities are illegal under U.S. federal law

-

Ability to Access Public and Private Capital

-

Risk Factors - Ayr may be subject to restricted access to banking in the United States and Canada

-

Risk Factors - Ayr’s investments in the U.S. are subject to applicable anti-money laundering laws and regulations

Quantify the issuer’s balance sheet and operating statement exposure to U.S. marijuana related activities.

-

Exposure to U.S. Marijuana Related Activities

-

The Company has received and continues to receive legal input regarding (a) compliance with applicable State regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law in certain respects. The Company receives such advice on an ongoing basis but does not have a formal legal opinion on such matters.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	AIF Cross-Reference

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable State regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

U.S. Marijuana Issuers with direct involvement in cultivation or distribution

Outline the regulations for U.S. States in which the issuer operates and confirm how the issuer complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. State.

-

Cannabis Market Overview – Nevada

-

Cannabis Market Overview – Massachusetts

-

Cannabis Market Overview – Pennsylvania

-

Cannabis Market Overview – Florida

-

Cannabis Market Overview – Ohio

-

Cannabis Market Overview – New Jersey

-

Cannabis Market Overview – Connecticut

-

Cannabis Market Overview – Illinois

-

Cannabis Market Overview – Virginia

-

State Regulatory Landscapes

Discuss the issuer’s program for monitoring compliance with U.S. State law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the issuer is in compliance with U.S. State law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the issuer’s license, business activities or operations.

- Cannabis Market Overview – Compliance with State Regulatory Frameworks

In accordance with Staff Notice 51-352, below is a discussion of the federal and State-level U.S. regulatory regimes in those jurisdictions where Ayr is directly or indirectly involved through its subsidiaries. Ayr is currently indirectly engaged in the manufacture, possession, use, sale or distribution of cannabis and/or holds licenses in the adult-use and/or medicinal cannabis marketplace in the States of Massachusetts, Nevada, Pennsylvania, Florida, New Jersey, Ohio, Illinois, Connecticut and Virginia (not yet in operation as of the date hereof). In accordance with Staff Notice 51-352, Ayr will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to cause its businesses to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations, and Ayr intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.

Exposure to U.S. Marijuana Related Activities

As of December 31, 2024, 100% of the businesses was directly derived from United States cannabis-related activities. As such, the Company’s exposure to United States cannabis related activities is 100%.

U.S. Federal Regulatory Environment

The federal government of the United States regulates controlled substances through the CSA, which places controlled substances on one of five schedules. Currently, marijuana is classified as a Schedule I controlled substance. A Schedule I controlled substance means the DEA considers it to have a high potential for abuse, no accepted medical treatment, and a lack of accepted safety for the use of it even under medical supervision. Overall, the United States federal government has specifically reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use marijuana even if such sale and disbursement is sanctioned by State law. Accordingly, there are a number of significant risks associated with the business of the Company and unless and until the United States Congress amends the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current federal law, and the business of the Company may be deemed to be producing, cultivating, extracting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the United States.

The Company’s operations, to the Company’s knowledge, are in compliance with applicable State laws, regulations and licensing requirements in the jurisdictions where the Company operates. Additionally, the Company uses the same proprietary, best-practices policies and procedures in its managed facilities as in its owned facilities in order to ensure systematic operations and, as such, to the

Company’s knowledge, the facilities that the Company operates are in compliance with applicable State laws, regulations and licensing requirements. Nonetheless, for the reasons described above and risks described under “Forward-Looking Information”, but not limited to these reasons, there are significant risks associated with the business of the Company. Readers are strongly encouraged to carefully read all the risk factors contained herein.

The following sections describe the legal and regulatory landscape in respect of the States in which the Company currently operates. As discussed above, State laws in the U.S. regulating cannabis are in direct conflict with the CSA. Although certain States and territories of the U.S. authorize medical and/or recreational cannabis cultivation, manufacturing, production, distribution and sales by licensed or registered entities, under U.S. federal law, the cultivation, manufacture, distribution, possession, use, and transfer of cannabis and any related drug paraphernalia, unless specifically exempt, is illegal and any such acts are criminal acts under the CSA. Even though the Company’s activities may be compliant with applicable State laws, strict compliance with State laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company.

While the Company’s compliance controls have been developed to mitigate the risk of violations of a license arising, there is no assurance that the Company’s licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede the ongoing or planned operations of the Company and have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

As a result of the November 2024 U.S. federal election, President Donald J. Trump is now in office. There can be no assurance as to the position any administration may take on marijuana and the Trump administration could decide to enforce the federal laws strongly. Any enforcement of current federal laws could cause significant financial damage to the Company and its shareholders. Further, future presidential administrations may want to treat marijuana differently and potentially enforce the federal laws more aggressively.

U.S. Federal Enforcement Priorities

Due to the current federal regulatory environment in the United States, as further described herein, Ayr may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, Ayr may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on Ayr’s ability to invest in the U.S. or any other jurisdiction. See “Risk Factors – While legal under applicable U.S. State law, Ayr’s business activities are illegal under U.S. federal law” and “Risk Factors – The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined”.

Changes in government policy or public opinion can significantly influence the regulation of the cannabis industry in Canada, the United States and elsewhere. A negative shift in the public’s perception of cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause State jurisdictions to abandon initiatives or proposals to legalize cannabis, thereby limiting the number of new State jurisdictions into which Ayr could expand. Any inability to fully implement Ayr’s expansion strategy may have a material adverse effect on Ayr’s business, financial condition and results of operations. See “Risk Factors”.

Further, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from criminal charges or civil proceedings conducted by either the U.S. federal government or private citizens (who have the right to seek private relief for Ayr’s “aiding and abetting” activities that violate U.S. federal law), including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on Ayr, including on its reputation and ability to conduct business, its holding (directly or indirectly) of cannabis licenses in the U.S., the listing of its securities on various stock exchanges, its financial position, operating results, profitability or liquidity, or the market price of its publicly-traded shares. In addition, it is difficult for Ayr to estimate the time or resources that would be needed for the investigation or final resolution of any such matters because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors – Risks Related to Legality of Cannabis”.

State Regulatory Environment

Nevada

Nevada Regulatory Landscape

In November 2000, Nevada voters passed the “Medical Marijuana Act” (Question 9) for the second time, which is mandated for any ballot measures that seek to amend the State’s constitution. Medical use was officially made exempt from prosecution in June 2001 with the passage of Assembly Bill 453, which took effect in October later that year, however personal cultivation of marijuana for private medical use was the only available means of acquisition.

In June 2013, the Nevada legislature passed Senate Bill 374, “An Act Relating to Medical Marijuana,” providing for the licensing of medical cannabis business establishments for commercial operations.

In November 2016, Nevada voters passed the “Initiative to Regulate and Tax Marijuana” (Question 2), allowing licensed cannabis establishments to engage in the sale of adult-use cannabis in the State beginning July 2017. As of July 2020, the Nevada Cannabis Compliance Board (the “CCB”) governs and administers regulatory oversight for the medical and adult-use cannabis programs.

In June 2021, the Nevada legislature passed Assembly Bill 341, “An Act Relating to Cannabis,” authorizing the CCB to implement regulations and issue licenses for the operation of alcohol-free consumption lounges where adults may purchase and consume cannabis products on-site, whether at stand-alone businesses or attached to existing retail stores. In June 2023, Governor Lombardo signed into law a bill that more than doubled the personal possession limit, consolidated licensing rules, and broadened eligibility for participation in the market by those with prior felony convictions. In June 2023, the CCB granted the first prospective consumption lounge licenses, and in February 2024, the first final consumption lounge license was issued.

Cities and counties in Nevada are allowed to determine the number of local cannabis licenses they will issue, up to the maximum number as allocated by the statute.

Licenses and Regulations

The CCB licenses and regulates six types of cannabis establishments: cultivation, production, independent testing, distribution, consumption lounges, and retail stores. Cultivation establishments may sell usable cannabis to retail stores, production establishments, and to other cultivation establishments, but not directly to customers. Production establishments are authorized to make products such as concentrates, edibles, ointments and tinctures, and likewise sell to other production establishments and retail stores. Consumption lounges are stores that allow consumption of single-use cannabis products or ready-to-consume cannabis products.

Ayr, through its owned and managed entities, operates three cultivation facilities, two production facilities, six dispensaries, and one distribution facility in the State of Nevada. Under applicable laws, the licenses issued for these facilities permit the businesses to cultivate, manufacture, process, package, sell, purchase, and transport cannabis pursuant to the license types and Nevada regulations.

CCB regulations apply to all aspects of cannabis seed-to-sale operations including record keeping; employee and principal officer background checks and establishment agent card requirements; cannabis inventory labeling, quality and tracking; safe and secure storage practices; audio/visual and physical security at licensed facilities; secure product transportation measures; and financial, labor and governance reporting of the licensee and its affiliates. Regulators may conduct announced or unannounced inspections of licensees to assess compliance with applicable laws and regulations.

The Company is not aware of any specific risks associated with providing administrative, consulting and operations services to licensed cannabis establishments in Nevada such as are provided to the Nevada Managed Entities by the Company. To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Nevada. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis”.

Massachusetts

Massachusetts Regulatory Landscape

In November 2008, Massachusetts voters approved the Massachusetts “Sensible Marijuana Policy Initiative,” known as “Question 2,” which decriminalized the possession of small amounts of cannabis punishable by a reduced fine and eliminated reporting of the offense to the state’s criminal history board.

In November 2012, voters approved the Massachusetts “Medical Marijuana Initiative,” known as “Question 3”. That same year, the legislature passed “An Act for the Humanitarian Medical Use of Marijuana” within Chapter 369 of the Acts of 2012 which thereby established the Medical Use of Marijuana Program (“MUMP”) for the registration and authorization of qualifying patients, personal caregivers, Medical Marijuana Treatment Centers (“MMTCs”), and authorized MMTC agents to engage in the cultivation, production, and commercial sale of medical marijuana. MMTC licenses are vertically integrated licenses and authorize each MMTC to operate one cultivation operation, one processing operation, and one dispensing operation.

In November 2016, Massachusetts voters approved the Massachusetts “Legalization, Regulation and Taxation of Marijuana Initiative,” known as “Question 4,” which legalized the licensed recreational or “adult-use” distribution and sale of cannabis in the Commonwealth. In December 2016, Governor Baker signed omnibus legislation amending the initiative to clarify municipal land-use regulations and extend the commencement date for legal licensed recreational cannabis sales by six months, to July 2018.

In July 2017, the Massachusetts legislature approved House Bill 3818, “An Act to Ensure Safe Access to Marijuana,” which became Chapter 55 of the Acts of 2017, and, among other things, established the Cannabis Control Commission (“CCC”) to implement and administer laws enabling access to medical and adult-use cannabis. Among its oversight and regulatory duties, the CCC issues licensure for the adult-use cultivation, processing and dispensary facilities (collectively, “Marijuana Establishments”), and MMTCs.

In November 2018, after further extensions, the CCC issued the first notices for marijuana retail establishments to commence adult-use operations in the Commonwealth.

In August 2022, the Massachusetts legislature passed S. 3096, “An Act Relative to Equity in the Cannabis Industry,” which became Chapter 180 of the Acts of 2022, that clarifies and limits the authority of municipalities to request percentage-based annual Community Impact Fees and other donations or fees under the statutorily required Host Community Agreements with those municipalities.

Licenses and Regulations

The CCC oversees the issuance and annual renewal of licensure for both medical and adult-use marijuana businesses within the Commonwealth. MMTCs are vertically integrated businesses that cultivate, process, and retail marijuana and marijuana products for medical use. MMTCs may also deliver products to registered qualifying patients.

The CCC categorizes all adult-use cannabis businesses as Marijuana Establishments (“ME”), which include craft marijuana cooperatives, cultivators (indoor and outdoor), independent testing laboratories, couriers, delivery operators, research facilities, microbusinesses, product manufacturers, retailers, standards laboratories, and transporters.

The Company holds three adult-use cultivator licenses, three adult-use product manufacturer licenses, three adult-use marijuana retailer licenses and one adult-use transportation license in the Commonwealth. In addition, the Company owns three MMTC licenses in the Commonwealth, which authorizes the cultivation and product manufacturing of medical-use cannabis and dispensing to qualifying patients at three dispensary locations. Under its various MMTC and ME licenses, the Company currently operates one medical cannabis only, two co-located adult-use and medical cannabis stores, and one adult-use only store in the Commonwealth.

CCC regulations apply to all aspects of cannabis seed-to-sale operations including record keeping; employee and principal officer background checks and badging requirements; inventory labeling, quality and tracking; safe and secure storage practices; audio/visual and physical security at licensed facilities; secure product transportation measures; and financial, labor and governance reporting of the licensee and its affiliates. Regulators may conduct announced or unannounced inspections of licensees to assess compliance with applicable laws and regulations.

The Company also maintains municipal permits and statutorily required Host Community Agreements in the cities and towns in which it operates in the Commonwealth.

In 2018, then Massachusetts US Attorney Andrew Lelling indicated that the US Attorney’s resources regarding prosecuting marijuana would be focused on overproduction, targeted sales to minors and organized crime and interstate transportation of drug proceeds. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis”.

Pennsylvania

Pennsylvania Regulatory Landscape

In April 2016, Governor Wolf signed into law Senate Bill 3, the “Medical Marijuana Act” (“Act 16”), providing access for State residents with one of 17 qualifying conditions, including epilepsy, chronic pain, and post-traumatic stress disorder to purchase, possess, and consume medical cannabis. Under the implementing regulations set by the Pennsylvania Department of Health (“PA DOH”), which administers all aspects of the Commonwealth’s medical marijuana program, retail sales began in February 2018. Later in April 2018, the PA DOH authorized dry flower as an approved product for sale and consumption (in addition to the already approved product forms of concentrates, pills and tinctures) and expanded the list of eligible qualifying conditions to include cancer remission therapy, opioid-addiction therapy, neurodegenerative disorders and spastic movement disorders.

In July 2019, the PA DOH further expanded the list of qualifying medical conditions to include anxiety disorders and Tourette’s syndrome, increasing the total number of qualifying conditions to 23.

In June 2021, Governor Wolf signed into law House Bill 1024, “An Act Amending the Act of April 17, 2016 (P.L.84, No.16)” (“Act 44”), further expanding the definition of serious medical condition to include other conditions as recommended by the Medical Marijuana Advisory Board and approved by the Secretary of Health. The changes also permit dispensaries greater operational flexibility, including providing limited, on-site outdoor order pickups, remote patient consultations, and increasing the allowed medical dosages from a 30 to 90 days’ supply.

In July 2022, Governor Wolf signed House Bill 331, “An Act… Providing for Legitimate Cannabis-Related Business and Incentive-Based Savings Program” (“Act 52”), which authorizes and grants protections under Pennsylvania law for financial institutions and insurers to provide services to, or for the benefit of a “legitimate cannabis-related business.” Act 52 states that financial institutions and insurers are not obligated to provide services to marijuana businesses within the Commonwealth and requires that any marijuana businesses receiving financial or insurance services from a provider within Pennsylvania must disclose any suspension or revocation of marijuana-related permits, registrations, or certifications to the financial institution and/or insurer within five business days.

In October 2022, the PA DOH finalized and republished its medical marijuana regulations, which thereafter became effective in March 2023. These final regulations mirror the temporary regulations and reflect the PA DOH’s focus on addressing the growth and evolution of the medical marijuana program, specifically regarding changes in ownership, packaging and labeling requirements, signage and security, and product testing.

Licenses and Regulations

Program rules require all participants in the supply chain – referred to as “Medical Marijuana Organizations” or “MMOs” – to be licensed by the PA DOH. There are two permit types: Grower/Processor permits, which authorize plant cultivation, manufacturing, packaging, and transportation of finished products, and Dispensary permits, which authorize acquisition of finished products from Grower/Processor permit holders and the retail sale of same to registered patients. Permits are subject to an annual renewal process, which includes fees and compliance requirements for MMOs. Act 16 established a marijuana research program whereby accredited medical schools may partner with an acute care hospital licensed in the Commonwealth that has been approved and certified by the PA DOH to enter a contract with a clinical registrant (“CR”) for the purpose of designing and conducting studies through marijuana research. CRs hold a permit as both a grower/processor and a dispensary, and through the dispensary permit are authorized to operate dispensaries at up to six locations in any region of the Commonwealth.

Through its subsidiaries, Ayr holds a CR permit authorizing growing/processing and dispensing at six locations, a second grower/processor permit authorizing operations at a separate facility, and a dispensary permit that authorizes three additional locations to conduct the sale of medical marijuana to registered patients.

PA DOH regulations apply to all aspects of cannabis seed-to-sale operations including record keeping; employee and principal officer background checks and badging requirements; inventory labeling, quality and tracking; safe and secure storage practices; audio/visual and physical security at licensed facilities; secure product transportation measures; and financial, labor and governance reporting of the licensee and its affiliates. Regulators may conduct announced or unannounced inspections of licensees to assess compliance with applicable laws and regulations.

The Company is not aware of any specific risks associated with operating in Pennsylvania. To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Pennsylvania. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis”.

Florida

Florida Regulatory Landscape

In June 2014, the Florida Legislature passed Senate Bill 1030, the “Compassionate Medical Cannabis Act” (“CMCA”), which authorized dispensing organizations (“DO”) approved by the Florida Department of Health (the “FL DOH”) to manufacture, possess, sell, and dispense low-THC cannabis oil for medical use by patients suffering from epilepsy, cancer, and ALS.

In March 2016, Governor Scott signed into law House Bill 307, “An Act Relating to the Medical Use of Cannabis,” which expanded upon the previously enacted Senate Bill 1052, the “Right to Try Act,” by allowing an eligible patient with a terminal condition to use full potency medical cannabis without cannabinoid composition requirements or THC limits. The bill amended the CMCA to increase regulatory oversight by the ODH and created new standards for DOs, including for growing, processing, testing, packaging, labeling, dispensing, distributing, and transporting of cannabis.

In November 2016, the Florida “Medical Marijuana Legalization Initiative,” also known as Amendment 2 (“Medical Initiative”), was introduced by citizen referendum and passed with a 71.3% majority. This initiative amended the State’s constitution to legalize the medical use of cannabis with a doctor’s recommendation for treatment of 11 listed debilitating medical conditions, including chronic non-malignant pain. The Medical Initiative and the expanded qualifying medical conditions became effective January 2017.

In June 2017, the Florida House of Representatives and Florida Senate passed respective legislation to implement the expanded program by replacing large portions of the existing CMCA. As amended, §381.986 provided licenses to operate as Medical Marijuana Treatment Centers (“MMTCs”) to all entities that held an active, unrestricted licenses to cultivate, process, transport, and dispense low-THC cannabis or medical cannabis before July 1, 2017, as well as an additional 10 entities. The law also provides for another four licenses to be issued for every 100,000 patients added to the state’s medical marijuana registry and allows MMTCs to open an unlimited number of dispensaries. Furthermore, the amendment renamed the Office of Compassionate Use, which was previously administering the state’s medicinal cannabis program, to the Office of Medical Marijuana Use (“OMMU”) which currently regulates MMTCs and testing laboratories, issues patient registration cards, and promulgates guidance for businesses and individuals partaking in the Florida medical cannabis industry.

As of March 2025, there are 25 licensed MMTCs in Florida. A constitutional amendment that would have permitted the use and sale of adult-use marijuana in Florida failed on November 6, 2024, with the 56% of voters that voted to approve the amendment falling short of the 60% requirement needed to pass. Paperwork has already been filed to again place a constitutional amendment permitting the sale and use of adult-use marijuana for the 2026 November election. On November 26, 2024, the DOH sent decision letters to 22 applicants who had applied in the April 2023 MMTC Batching Cycle. Those recipients will now begin development of statute-mandated vertical operations in order to obtain final licensure by the MMTC.

Licenses and Regulations

Subsection 381.986(8)(a) of the Florida Statutes provides a vertically-integrated regulatory framework that requires each MMTC to cultivate, process, dispense, and deliver their own medical cannabis through directly held facilities, retail storefronts and delivery vehicles. There is no state-imposed limitation on the permitted size, or number, of cultivation, processing, or retail facilities, nor is there a limit on the number of plants that may be grown. Dispensaries may be located in any appropriately zoned location throughout Florida as long as the local government has not prohibited MMTC dispensaries in their respective municipality. Provided there is not a ban, a dispensary may locate in any site that meets the applicable municipal zoning requirements, and such zoning requirements cannot be stricter than the requirements applicable to a pharmacy. Additionally, the location must be at least 500 feet from public or private elementary, middle, and secondary schools pursuant to State law, and some municipalities impose additional distance separation requirements.

Licenses issued by the OMMU are renewed biennially so long as the licensee continues to meet the requirements of the law, submits the renewal application in a timely and complete manner, and pays the renewal fee in full.

Ayr owns and operates an MMTC license which includes a cultivating and processing facility located in Gainesville and 67 active retail storefronts positioned throughout the State.

OMMU regulations apply to all aspects of cannabis seed-to-sale operations including record keeping; employee and principal officer background checks and badging requirements; inventory labeling, quality and tracking; safe and secure storage practices; audio/visual and physical security at licensed facilities; secure product transportation measures; and financial, labor and governance reporting of the licensee and its affiliates. Regulators may conduct announced or unannounced inspections of licensees to assess compliance with applicable laws and regulations.

The Company is not aware of any specific risks associated with operating in Florida. To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Florida. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis”.

Ohio

Ohio Regulatory Landscape

In June 2016, Governor Kasich signed into law House Bill 523 which legalized medical marijuana in Ohio and was later made effective in September 2016 with the establishment of the Ohio Medical Marijuana Control Program (“MMCP”). The MMCP has been amended over the years with the last change in House Bill 33 in 2023 which moved the regulation of dispensaries and oversight of the Patient & Caregiver Registry to the Ohio Department of Commerce effective January 2024. Under current law, regulatory oversight is shared by two State departments: (a) the Ohio Department of Commerce with respect to overseeing and licensing cultivators, processors, dispensaries and testing laboratories; and (b) the State Medical Board of Ohio with respect to the certifying of physicians to recommend medical marijuana and adding to the list of qualifying conditions for which it could be recommended. The MMCP is governed by Chapter 3796 of the Ohio Revised Code and sales of medical marijuana began in January 2019.

Several forms of medical marijuana are legal in Ohio, these include: inhalation of plant material by vaporization (combustion is prohibited), oils, tinctures, edibles, patches, lotions, creams, or ointments for topical administration. In September 2021, the Board voted to approve sublingual products (including strips, sprays, salves, dissolving tablets, lozenges, and films).

In November 2023, Ohio voters approved Issue 2, the “Marijuana Legalization Initiative,” making Ohio the twenty-fourth State in the United States to legalize the adult-use of marijuana. The initiated statute is found in Ohio Revised Code Chapter 3780 and is subject to amendment by the Ohio General Assembly. Issue 2 went into effect in December 2023. Issue 2 created the Ohio Division of Cannabis Control (“DCC”) with sole regulatory and enforcement jurisdiction over Ohio cannabis license holders, operators, employees, patients and caregivers. The DCC is charged with publishing and implementing rules and processes for existing licensees to expand into the adult-use market, and thereafter establish mechanisms by which new licenses will be issued to prospective qualifying candidates. Adult-use sales of marijuana began in August 2024, following the award and issuance of dual-use licenses to existing medical operators to designate, label, and sell cannabis products to adult-use customers. Additionally, the DCC awarded 10(b) adult-use retail licenses to qualified medical operators; three retail licenses were awarded to each Tier I Cultivator, one retail license to each Tier II Cultivator, and one additional retail license was awarded to each Medical Dispensary holding a provisional license at the time of award. In January 2025, Ohio Republicans announced an intention to modify Ohio’s adult-use marijuana laws. Republicans currently control both the Ohio House and Senate. On February 26, 2025 SB56 was approved along party lines by the Ohio Senate and now heads to the Ohio House for further consideration.

Licenses and Regulations

The DCC regulates and licenses cultivators, processors, dispensaries, patients & caregivers, and testing laboratories. Cultivators can grow, harvest, package, and transport medical and/or adult-use marijuana. Dispensaries can sell medical and/or adult-use marijuana and processors can currently manufacture medical and/or adult-use marijuana products. Separate licenses are required for medical and adult-use marijuana. Cultivator and processor licenses must be renewed annually at least 30 days prior to the expiration date listed on the Certificate of Operation issued by the State. Dispensary licenses are renewed every two years. The Ohio medical and personal-use licensing structure permits, but does not require, vertical integration.

Ayr owns and operates an active dual licensed processor facility (which permits the processing of medical and adult-use marijuana); and owns a 49% share with full management services rights to an active licensed Level I cultivation facility. Ayr (through one of its wholly owned subsidiaries) also provides support and management services to four active dispensaries, but does not hold any ownership or control in those licensed dispensaries.

DCC regulations apply to all aspects of cannabis seed-to-sale operations including record keeping; employee and principal officer background checks and badging requirements; inventory labeling, quality and tracking; safe and secure storage practices; audio/visual and physical security at licensed facilities; secure product transportation measures; and financial, labor and governance reporting of the licensee and its affiliates. Regulators may conduct announced or unannounced inspections of licensees to assess compliance with applicable laws and regulations.

The Company is not aware of any specific risks associated with operating in Ohio though there are several bills pending in the Ohio General Assembly which if passed could amend the laws either related to the medical marijuana or adult use program. To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Ohio. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis”.

New Jersey

New Jersey Regulatory Landscape

In January 2010, Governor Corzine signed into law the “Compassionate Use Medical Marijuana Act” (“CUMMA”), which legalized medical marijuana and allowed qualified patients with debilitating conditions to access medical marijuana products at alternative treatment centers (“ATC”) with a recommendation written by a registered physician.

In September 2013, Governor Christie signed into law amendments to CUMMA which modified the certification process for qualifying patients and expanded the available means of packaging and distributing medical cannabis.

In March 2018, in response to Governor Murphy’s Executive Order No. 6, the New Jersey Department of Health (“NJ DOH”) proposed to expand the medical marijuana program through the adoption of over 20 reform measures. These included the addition of chronic pain and anxiety to the list of debilitating conditions, a reduction of patient registration fees, and authorization for ATCs to apply, permit, and operate up to two additional dispensaries.

In July 2019, Governor Murphy signed the “Jake Honig Compassionate Use Medical Cannabis Act” (“Jake Honig Act”), which reformed the medical program by (1) establishing a new regulatory body that took over responsibility from the NJ DOH, the Cannabis Regulatory Commission (“CRC”), (2) increasing the monthly amount that patients may purchase, (3) authorizing the production and sale of additional edible forms of cannabis, (4) instituting employment protections for registered patients, (5) providing reciprocity for patients registered with other State medical programs, and (6) authorizing home delivery to patients.

In November 2020, New Jersey voters approved New Jersey Public Question 1, which amended the State’s constitution to legalize the recreational use of cannabis by people ages 21 and older.

In February 2021, Governor Murphy signed into law the “Cannabis Regulatory, Enforcement Assistance, and Marketplace Modernization Act” (“CREAMM”) legalizing personal-use cannabis for adults 21 years and older and authorizing the CRC to design, implement, and promulgate rules and activities for a safe, robust industry, as well as to continue development of the medical program in furtherance of improved patient access.

In August 2021, the CRC specially adopted the first set of rules and regulations governing the adult use cannabis program. In November 2021, the Executive Director issued guidance to ATCs on the steps and required items to submit applications for expansion into the adult-use market. In April 2022, the first adult-use sales began in the State.

In February 2023, the initial set of rules regulating the adult-use cannabis market were amended and readopted by the CRC. These rules introduced three new classes of licenses to the adult-use program: wholesalers, distributors, and delivery services.

In 2024, the CRC voted to begin accepting applications for cannabis consumption area licenses on January 2, 2025, from Social Equity designated retail businesses (owner(s) have had cannabis-related convictions or who have lived in Economically Disadvantaged areas). Three months later, on April 2, applications will open to microbusinesses and Diversely-Owned dispensaries (minority-owned, woman-

owned, disabled veteran-owned as certified by the New Jersey Department of Treasury). On July 2, applications will open to all other Class 5 retail operators.

Licenses and Regulations

ATCs are permitted to operate vertically integrated cannabis businesses which allows the licensee to obtain individual permits for the cultivation, manufacture, and retail sale of medical cannabis to registered qualifying patients. ATCs are permitted to operate a maximum of three dispensary facilities. The CRC, which now governs both the medical and personal-use programs, regulates eight kinds of licenses in the personal-use program: cultivator, manufacturer, wholesaler, distributor, retailer, delivery service, testing laboratory, and consumption area. Qualifying businesses may apply as Social Equity, Diversely-Owned, and Impact Zone applicants. Personal-use businesses may integrate vertically by holding any combination of a cultivator, manufacturer, retailer, and delivery service license simultaneously or hold a wholesale and a distributor license; however, all personal-use license holders can only have one business in each class. The CRC also permits the operation of cultivator, manufacturer, distributor, retailer, or delivery service microbusinesses meeting certain specific criteria regarding number of employees, total canopy size, and amount of cannabis plants and usable cannabis held each month.

Ayr currently holds a license to operate as an Expanded Alternative Treatment Center, inclusive of one adult-use/medical cultivation facility, one adult-use/medical product manufacturing facility, one medical cultivation facility, and three adult-use/medical retail dispensaries in the State of New Jersey.

CRC regulations apply to all aspects of cannabis seed-to-sale operations including record keeping; employee and principal officer background checks and badging requirements; inventory labeling, quality and tracking; safe and secure storage practices; audio/visual and physical security at licensed facilities; product transportation measures; and financial, labor and governance reporting of the licensee and its affiliates. Regulators may conduct announced or unannounced inspections of licensees to assess compliance with applicable laws and regulations.

The Company is not aware of any specific risks associated with operating in New Jersey. To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of New Jersey. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see, without limitation, “Risk Factors – Risks Related to Legality of Cannabis”.

Connecticut

Connecticut Regulatory Landscape

In June 2012, Governor Malloy signed into law House Bill 5389, “An Act Concerning the Palliative Use of Marijuana” (“Medical Act”), providing for the use of marijuana in the State by qualified registered patients and to be administered by the Department of Consumer Protection (“DCP”). The DCP adopted formal rules for the medical program in September 2013 with under advisement from the Board of Physicians which reviews petitions to add and remove qualifying conditions.

In May 2016, Governor Malloy signed House Bill 5450 which provided authorization for patients 18 years or younger to qualify for certain types of medical marijuana with written consent by doctors, specialists, and parents or guardians. The bill also expanded the list of debilitating conditions in the Medical Act for which a patient could register.

Signed into law by Governor Lamont in June 2021 and effective as of July 2021, Senate Bill 1201, “Responsible and Equitable Regulation of Adult-Use Cannabis Act” (“Adult Use Act”) legalized cannabis for adults 21 and older, implemented a regulated system of licensed cultivators, manufacturers, retailers, and delivery services, and expunged thousands of past records. The first adult-use sales in the State began in January 2023. Effective January 2025, a new state law requires that hemp having between half a milligram and 5 milligrams of THC be sold only by companies licensed to sell marijuana.

Licenses and Regulations

The Adult Use Act established a limited licensing process for specific license types, including cultivation, micro-cultivation, product manufacturing, food and beverage manufacturing, product packaging, transportation, delivery, and retail. It also established licensing priority and other benefits for Social Equity Applicants, which are defined as businesses that are at least 65% owned and controlled by an individual or individuals who meet certain residency and income requirements. The Adult Use Act created a cannabis cultivation license for Social Equity Applicants who locate the cultivation facility in one of the designated areas of the State disproportionately affected by cannabis prohibition. This license is known as a Section 149 Cultivator license.

Ayr and its Social Equity partner hold one active hybrid retail license pursuant to the Section 149 classification and one adult use retail license awaiting provisional status. Ayr also holds an active delivery service license.

DCP regulations apply to all aspects of cannabis seed-to-sale operations including record keeping; employee and principal officer background checks and badging requirements; inventory labeling, quality and tracking; safe and secure storage practices; audio/visual and physical security at licensed facilities; secure product transportation measures; and financial, labor and governance reporting of the licensee and its affiliates. Regulators may conduct announced or unannounced inspections of licensees to assess compliance with applicable laws and regulations.

The Company is not aware of any specific risks associated with operating in Connecticut. To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Connecticut. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, “Risk Factors – Risks Related to Legality of Cannabis”.

Illinois

Illinois Regulatory Landscape

In August 2013, Governor Quinn signed into law the “Compassionate Use of Medical Cannabis Pilot Program Act” (“Compassionate Use Act”), which went into effect in January 2014 and legalized the use of medical cannabis in Illinois under the joint oversight of the Illinois Department of Financial and Professional Regulation (“IDFPR”) and Illinois Department of Agriculture (“ILDOA”). The Compassionate Use Act took effect as a four-year pilot program in which qualifying patients, caregivers, growers, and vendors could apply for access and licensure to operate.

In August 2018, Governor Rauner signed into law Senate Bill 336, the “Alternatives to Opioids Act,” adding those who might otherwise seek opioids for pain management to the list of those eligible for medical marijuana.

In August 2019, Governor Pritzker signed into law Senate Bill 2023, “An Act Concerning Regulation,” legislation that expanded and made permanent Illinois’ medical cannabis program. The law eliminated the sunset provision to the Compassionate Use Act, adds to the list of more than 50 qualifying medical conditions, and expands the range of medical professionals who can certify eligibility of applicants to the program.

In June 2019, Governor Pritzker signed into law House Bill 1438, the “Cannabis Regulation and Tax Act” (“CRTA”), legalizing the sale, possession, and consumption of adult use of cannabis. Existing cultivation centers were permitted to begin producing cannabis for adult use. Each existing medical dispensary was permitted to sell adult-use cannabis as well, and each existing dispensary received a “plus one” adult use dispensary. Sales of adult-use cannabis began in January 2020. The CRTA also authorized automatic expungements of convictions involving up to 30 grams and established a social equity licensing program whereby qualified business applicants can garner additional points towards their application for new licenses made available by the CRTA and access financial resources for start-up costs.

Licensing and Regulations

There are five categories of cannabis licenses in Illinois: (i) cultivation center/processing; (ii) dispensary; (iii) craft grower/processing; (iv) infuser; and (v) transporting. Cultivation center/processing and dispensary licenses can be for medical or adult-use cannabis, which must be licensed separately. All dispensaries are licensed by the IDFPR. The remaining categories are licensed by the ILDOA. Licenses are valid for a period of one year and must be renewed annually.

Ayr owns and operates one medical dispensary license and four adult-use dispensary licenses. Under this license structure, one retail store has both medical and adult-use co-located at the dispensary site.

IDFPR regulations apply to all aspects of cannabis seed-to-sale operations including record keeping; employee and principal officer background checks and badging requirements; inventory labeling, quality and tracking; safe and secure storage practices; audio/visual and physical security at licensed facilities; secure product transportation measures; and financial, labor and governance reporting of the licensee and its affiliates. Regulators may conduct announced or unannounced inspections of licensees to assess compliance with applicable laws and regulations.

The Company is not aware of any specific risks associated with operating in Illinois. To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Illinois. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, “Risk Factors – Risks Related to Legality of Cannabis”.

Virginia

Virginia Regulatory Landscape

Medical marijuana is legal for use and sale in the state of Virginia with medical marijuana dispensaries opened in 2020. The Virginia Cannabis Control Authority (“CCA”) is responsible for the regulation of medical cannabis.

Marijuana is legal to use recreationally in Virginia, but is not legal to sell. Home cultivators are permitted to grow up to four plants for personal use and adult sharing of up to one ounce of marijuana is permitted.

Licensing and Regulations

Pharmaceutical marijuana processor licenses are available in Virginia. Pharmaceutical marijuana processors are the only authorized growers and dispensaries of medical cannabis in Virginia. Pharmaceutical marijuana processors can apply for one cannabis cultivation facility permit. Cannabis dispensing facility permits must be owned, at least in part, by the pharmaceutical processors.

CCA regulations apply to all aspects of cannabis seed-to-sale operations including record keeping; employee and principal officer background checks and badging requirements; inventory labeling, quality and tracking; safe and secure storage practices; audio/visual and physical security at licensed facilities; secure product transportation measures; and financial, labor and governance reporting of the licensee and its affiliates. Regulators may conduct announced or unannounced inspections of licensees to assess compliance with applicable laws and regulations.

The Company is not aware of any specific risks associated with operating in Virginia. To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of Virginia. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, “Risk Factors – Risks Related to Legality of Cannabis”.

New York

New York Regulatory Landscape

In 2016, New York State implemented the Medical Cannabis Program and the first medical cannabis dispensaries opened. The Marihuana Regulation & Taxation Act (“MRTA”) was signed into law on March 31, 2021 legalizing adult-use cannabis (also known as marijuana, or recreational marijuana) in New York State and broadening medical marijuana laws. The first recreational dispensaries opened in 2023.

The MRTA created a new Office of Cannabis Management (“OCM”) governed by a Cannabis Control Board to comprehensively regulate adult-use, medical, and hemp cannabis. New York State Cannabis Control Board is the approval and oversight body of the OCM. The Board is responsible for approving the comprehensive regulatory framework for New York’s cannabis industry, including issuing applications and licenses to cannabis businesses and approving the rules and regulations which will govern the new industry.

Licensing and Regulations

Statutorily authorized by the Medical Cannabis Program and administered by the OCM, Registered Organizations (“RO”) are granted licensure to cultivate, manufacture, and dispense medical cannabis products. Each RO is permitted by statute to have up to four dispensing facilities. As implemented by MRTA and administered by the OCM, there are currently 11 categories of adult-use cannabis licenses in New York: (i) cultivator; (ii) processor; (iii) distributor; (iv) microbusiness; (v) retail dispensary; (vi) nursery; (vii) delivery; (viii) branding; (ix) analytical laboratory; (x) on-site consumption; and (xi) cannabis research.

In November of 2024, Amethyst Health was conditionally awarded a vertically integrated medical cannabis Registered Organization license. Ayr owns a 49% minority interest in Amethyst Health.

OCM regulations apply to all aspects of cannabis seed-to-sale operations including record keeping; employee and principal officer background checks and badging requirements; inventory labeling, quality and tracking; safe and secure storage practices; audio/visual and physical security at licensed facilities; secure product transportation measures; and financial, labor and governance reporting of the licensee and its affiliates. Regulators may conduct announced or unannounced inspections of licensees to assess compliance with applicable laws and regulations.

The Company is not aware of any specific risks associated with operating in New York. To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action specific to the State of New York. For more information on federal enforcement and the risks associated with the U.S. cannabis regulatory environment generally, see without limitation, “Risk Factors – Risks Related to Legality of Cannabis”.

Compliance with State Regulatory Frameworks

Each of the cannabis establishments of the Company possess licenses and operates cannabis facilities in compliance with applicable licensing requirements and the regulatory framework enacted by each State, and maintains the appropriate licenses for the cultivation, manufacture, production, distribution, operation of dispensaries, and/or transport of medical cannabis, as applicable.

None of the cannabis businesses of the Company have experienced any instances of non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied, nor are such businesses subject to any outstanding notices of violation by any State which may have a material impact on such businesses’ licenses, business activities or operations.

As noted under “Non-Compliance with State and Local Cannabis Laws” below, Ayr intends to promptly remedy any known occurrences of non-compliance with applicable State and local cannabis rules and regulations and, on behalf of businesses for which it provides operational support, Ayr intends to publicly disclose any non-compliance, citations or notices of violation which may have an impact on its licenses, business activities or operations.

Each of the cannabis businesses use a seed-to-sale capable control system for tracking and tracing cannabis plants and products. These solutions have been specifically designed to satisfy the applicable reporting requirements associated with regulated cannabis activities. In addition to the software-based control systems, each licensed cannabis establishment has designated a set of operating procedures, including employee training in respect of such procedures, to secure compliance.

Standard operating procedures in respect of regulatory compliance were developed by each licensed cannabis establishment and reviewed with the applicable regulators during each of the establishment’s initial licensing processes and are reviewed on a continuous basis by virtue of ongoing inspections and reviews by the applicable regulatory authorities. Managers and employees at each of the licensed cannabis establishment are empowered to identify key business processes that should be formally documented to seek to assure safety and regulatory compliance.

Each of the licensed cannabis establishments have detailed standard operating procedures in respect of building security, cash management, security of financial instruments, security monitoring systems, security of information, and general security and safety.

Each of the licensed cannabis establishments utilizes a security system around the perimeter of each dispensary designed to prevent and detect diversion, theft or less of marijuana, utilizing commercial grade security and surveillance equipment in compliance with State regulatory requirements.

Additionally, each of the licensed cannabis establishments have detailed standard operating procedures and protocols for inventory and storage processes, including responsibility for management, inventory limits, inventory counts and reviews, facility reporting, cannabis inventory receipts, a waste disposal plan, salvage and solid waste disposal.

Inventory Management Requirements: Each of the licensed cannabis establishments maintains policies and procedures and employs industry-specific software to track inventory and to seek to ensure strict regulatory compliance at both the retail and wholesale levels, as applicable. These processes include, as applicable:

●	wholesale transfer;
●	inventory intake;

●	inventory management;
●	retail transactions; and
●	sales data tracking and reporting.

Procedures exist to ensure each of the applicable licensed cannabis establishments tracks its cumulative inventory of seeds, plants, and usable marijuana. Generally, these inventory control systems are designed to:

●	establish and maintain a perpetual inventory system which adequately documents the flow of materials through the manufacturing process;
●	establish procedures which reconcile the raw material used to the finished product on the basis of each job; and
●	seek to ensure the absence of significant variances between system outputs and physical inventory counts.

For cultivation and production facilities, for each lot received at a facility, such inventory control systems are designed to document:

●	the batch or lot number, as applicable;
●	the strain of the marijuana seeds or marijuana cuttings planted;
●	the number of marijuana seeds or marijuana cuttings planted;
●	the date on which the marijuana seeds or cuttings were planted;
●	a log or schedule of chemical additives used in the cultivation, including nonorganic pesticides, herbicides and fertilizers;
●	the number of marijuana plants grown to maturity;
●	harvest information, including:
o	the date of harvest;
o	the final yield weight of processed usable marijuana; and
o	the name and agent registration card number of the agents responsible for the harvest;
●	marijuana flowers in process in all locations;
●	marijuana in storage by location;
●	marijuana in locked containers awaiting disposal; and
●	an audit trail of all material inventory adjustments.

Retail dispensaries maintain current and complete books and records and sales reports, including invoices that reflect all purchases and sales of marijuana made to and by the applicable dispensary, that are available from electronic verification systems, point of sale systems, and/or inventory control systems (which may be separate systems or functionalities combined into a single system) and are stored in secure safe rooms. Such records include:

●	in respect of dispensary inventory:
o	the date and time of delivery of each purchase or transfer from a cultivation or production facility;
o	the quantity, type and form and price of marijuana and infused or edible products purchased from a cultivation or production facility in each purchase as well as related products;
o	invoices and delivery documents, showing entry into the inventory control system; and
o	the quantity of marijuana still available for sale at the dispensary; and
●	in respect of dispensary retail sales:
o	the date and time of each retail sale;
o	the quantity, type, form, and price of marijuana distributed or dispensed;
o	the price paid or consideration given for the marijuana;
o	identifying information of the purchaser (i.e., name and address, and card number in the case of medical marijuana transactions); and
o	identifying information of the employee conducting the transaction (i.e., the name, initials, or employee identification number of the person who dispensed or sold the marijuana).

All invoices and delivery documents must be systematically filed and maintained for a period of five years from date of delivery and must show a legible and complete statement of terms and conditions for each purchase.

Sales records must be compliant with all of the applicable policies and procedures according to applicable documented plans of the licensed cannabis establishments, State laws and regulations, and must include for regulatory authority reporting and internal tracking purposes:

●	the date and time of each sale;
●	the method of distribution (on-site or delivery);
●	the quantity, form, and price marijuana and any other products dispensed;
●	the consideration given;
●	the name, address, and identification number of the marijuana as recorded on the electronic verification system; and
●	the names, initials, or employee identification numbers of the individuals who packaged, dispensed, delivered, and sold the marijuana.

Disposal of Inventory: All marijuana waste, including waste composed of or containing finished marijuana, must be stored, secured, and managed in accordance with applicable State and local statutes, ordinances, and regulations. All waste disposed by the applicable licensed cannabis establishments is recorded in the relevant inventory control system, including:

●	a description of and reason for the marijuana being disposed of, including, if applicable, the number of failed or other unusable marijuana plants;
●	the date of disposal;
●	confirmation that the marijuana was rendered unusable before disposal;
●	the method of disposal; and
●	the name and card number of the agents responsible for the disposal.

Only specifically authorized employees can destroy product. A list of authorized employees that may destroy product is required to be maintained at each business facility. Permissions are defined by agent and password protected. The destroyed weight and the reason for destruction is required and recorded. The inventory control systems of the licensed cannabis establishments can generate reports on destroyed material at any point in the destruction process.

In addition to controls over inventory, State regulatory frameworks specify guidelines in respect of general security.

General Security Guidelines: The applicable business’ general security guidelines include:

●	background checks for current/new employees, particularly if the employee is to be accessing restricted areas;
●	maintaining video surveillance of facilities;
●	maintaining visitor logs;
●	providing for and maintaining secure perimeters for facilities;
●	requesting employees to watch for suspicious activities;
●	keeping all access system credentials, access codes, access cards, passwords, etc., in a way that is designed to be secure and accessible only to specifically authorized personnel;
●	retrieving keys and employment identification cards from an employee and changing computer access passwords when their employment ends;
●	arranging for prompt and safe disposal of materials;
●	all employees being required to be trained on emergency procedures; and
●	posting emergency response numbers, including fire, law enforcement, and executive team in several locations in each facility.

Cash Management: As noted above, the licensed cannabis establishments have detailed standard operating procedures and protocols for cash management, including internal controls and cash security procedures. Examples of such standard operating procedures and protocols used by certain of the dispensaries of the licensed cannabis establishments to which the Company provides operational support include, without limitation:

●	random review of cash register drawers by dispensary supervisors;
●	random removal of cash from cash register drawers by dispensary supervisors and placement of such cash into a secure vault;
●	insertion of all cash from cash registers drawers into a secure vault at the end of each day;
●	recording of daily cash intake by supervisors on a “Register Close” sheet and daily reconciliation of such values against daily sales reports and the prior day’s recording of total cash on-hand;
●	recording of all disbursements on a disbursement form; and

●	daily audits of total cash on hand and investigations in respect of any noted variances.

The licensed cannabis establishments have worked with internal personnel and advisors to help prescribe and/or implement measures designed to seek to ensure compliance with applicable State laws on an ongoing basis, including:

●	correspondence and updates with regulators;
●	ongoing monitoring of compliance with operating procedures and regulations by on-site management; and
●	appropriate employee training for all standard operating procedures.

The licensed cannabis establishments enlist their internal compliance personnel, whose responsibilities include monitoring the day-to-day activities, ensuring that the established standard operating procedures are being adhered to, identifying any non-compliance matters and putting into place the necessary modifications to seek to ensure compliance.

While the licensed cannabis establishments are compliant with State and local cannabis laws, their cannabis-related activities remain illegal under United States federal law. See “Risk Factors”.

Non-Compliance with State and Local Cannabis Laws

From time to time, as with all businesses and all rules, it is anticipated that the Company, through its subsidiaries and establishments to which the Company provides operational support, may experience incidences of non-compliance with applicable rules and regulations, which may include minor matters such as:

●	staying open slightly too late due to an excess of customers at stated closing time;
●	minor inventory discrepancies with regulatory reporting software;
●	missing fields in regulatory reports;
●	improper illumination of exterior of facilitates;
●	packaging and labels out of compliance with most recent regulatory guidelines; and
●	partial obstruction of camera views.

In addition, either on an inspection basis or in response to complaints, such as from neighbors, customers or former employees, State or local regulators may, among other things, issue “Notice of Violation” letters. Such regulatory actions could lead to the requirement to submit a corrective action plan, or, in more serious cases, lead to penalties and/or amendments, suspensions or revocations of licenses or otherwise have an impact on Ayr’s licenses, business activities, operational support activities or operations.

Ayr has implemented regular compliance reviews to seek to ensure compliance with applicable State and local cannabis rules and regulations. Ayr intends to promptly remedy any material known occurrences of non-compliance with applicable State and local cannabis rules and regulations and Ayr intends to publicly disclose any material non-compliance, citations or notices of violation which may have an impact on its licenses, business activities, operational support activities or operations.

Except as disclosed below, none of the cannabis businesses of the Company have experienced any instances of non-compliance which may have an impact on its licenses, business activities or operations which has not been remedied, nor are such businesses subject to any outstanding notices of violation by any State which may have a material impact on such businesses’ licenses, business activities or operations.

In late February 2024, a notice of violation was issued to the Company in respect of its Florida operations by the FL DOH. The notice alleges that the Company dispensed approximately 24 thousand units of unapproved seeded flower product, which is not permitted under Florida regulations. The FL DOH proposed an initial fine of approximately $2.4 million, or $100.00 per unit, and ordered the Company to submit a written corrective action plan. The Company submitted a written corrective action plan and filed Petitions for Formal Administrative Hearings in March 2024. On November 13, 2024, the Company and the FL DOH entered into a Settlement Agreement in full satisfaction of the violation notices, whereby the Company agreed to payment of US$315,000.00 with no admission or finding of guilt.

As a separate matter, the Company has self-reported to the FL DOH the inadvertent distribution of THC-infused gummies to certain staff members. Again, the Company has disciplined responsible staff members and has supplemented its employee educational compliance efforts and enhanced its operating procedures. It is possible that the FL DOH may seek to assess fines or other penalties in respect of this matter as well.

Ability to Access Public and Private Capital

Ayr has historically had and will continue to have access to equity financing from the public capital markets by virtue of its status as a reporting issuer in each of the provinces and territories of Canada.

Ayr has access to equity and debt financing from the prospectus exempt (private placement) markets in Canada and the U.S. and has relationships with sources of private capital (such as funds and high net worth individuals) that could be investigated at a higher cost of capital.

While Ayr is unable to obtain traditional bank financing in the U.S. or financing from other U.S. federally regulated entities, it currently has access to equity financing through markets in Canada and the U.S. Since the use of marijuana is illegal under U.S. federal law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to marijuana, U.S. banks have been reluctant to accept deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty finding a bank willing to accept their business. Likewise, marijuana businesses have limited, if any, access to credit card processing services. As a result, marijuana businesses in the U.S. are largely cash-based. This complicates the implementation of financial controls and increases security issues.

Commercial banks, private equity firms and venture capital firms have approached the cannabis industry cautiously to date. However, there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and businesses similar to Ayr’s. Although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to Ayr when needed or on terms which are acceptable to Ayr. Ayr’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability. See “Risk Factors – Ayr may be subject to restricted access to banking services in the United States and Canada.”

RISK FACTORS

The Company is subject to various risks and uncertainties and an investment in securities of the Company should be considered highly speculative. Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this AIF, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The Company considers the risks set forth below to be the most significant, but do not consider them to be all the risks associated with an investment in securities of the Company.

The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this AIF. Additional risks and uncertainties not presently known to Ayr or currently deemed immaterial by Ayr may also impair the operations of Ayr. If any such risks actually occur, shareholders of Ayr could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of Ayr could be materially adversely affected and the ability of Ayr to implement its growth plans could be adversely affected. Prospective investors should consult with their professional advisors to assess any investment in the Company.

Risks Related to Legality of Cannabis

While legal under applicable U.S. State law, Ayr’s business activities are illegal under U.S. federal law.

Investors are cautioned that in the United States, cannabis is largely regulated at the State level. To Ayr’s knowledge, as of the date hereof, some form of cannabis has been legalized in approximately 39 States, the District of Columbia, and the territories of Guam, U.S. Virgin Islands, Northern Mariana Islands and Puerto Rico. Additional States have pending legislation regarding the same. Although each State in which Ayr will operate authorizes, as applicable, medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other States have legalized cannabis in some form, under U.S. federal law, the possession, use, cultivation, and transfer of non-hemp cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts under federal law under any and all circumstances under the CSA. The concepts of “medical cannabis”, “retail cannabis” and “adult-use cannabis” do not exist under U.S. federal law. Marijuana is a Schedule I drug under the CSA. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the U.S., and a lack of safety for the use of the drug under medical supervision. Although Ayr believes its businesses are compliant with applicable U.S. State and local law, strict compliance with State and local laws with respect to cannabis may not absolve Ayr of liability under U.S. federal law, nor may it provide a defense to any federal proceeding which may be brought against Ayr. Any such proceedings brought against Ayr may result in a material adverse effect on Ayr.

Since the possession and use of non-hemp cannabis and any related drug paraphernalia is illegal under U.S. federal law, Ayr may be deemed to be aiding and abetting illegal activities. The Company’s businesses manufacture and/or distribute medical and adult-use cannabis. As a result, U.S. law enforcement authorities, in their attempt to regulate the illegal use of cannabis and any related drug paraphernalia, may seek to bring an action or actions against Ayr, including, but not limited to, a claim regarding the possession, use and sale of cannabis, and/or aiding and abetting another’s criminal activities. The U.S. federal aiding and abetting statute provides that anyone who “commits an offense or aids, abets, counsels, commands, induces or procures its commission, is punishable as a principal.” As a result, the U.S. DOJ, under the current administration, could allege that Ayr has “aided and abetted” violations of federal law by providing financing and services to the Company. Under these circumstances, the federal prosecutor could seek to seize the assets of Ayr, and to recover the “illicit profits” previously distributed to shareholders resulting from any of the foregoing. In these circumstances, Ayr’s operations would cease, shareholders may lose their entire investment and directors, officers and/or shareholders may be left to defend any criminal charges against them at their own expense and, if convicted, be sent to federal prison. Such an action would result in a material adverse effect on Ayr.

U.S. Customs and Border Protection (“CBP”) enforces the laws of the United States. Crossing the border while in violation of the CSA and other related federal laws may result in denied admission, seizures, fines and apprehension. CBP officers administer the Immigration and Nationality Act to determine the admissibility of travelers, who are non-U.S. citizens, into the United States. An investment in Ayr, if it became known to CBP, could have an impact on a shareholder’s admissibility into the United States and could lead to a lifetime ban on admission. See “Risk Factors – U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada”.

The Company derives 100% of its revenues from the cannabis industry in certain States, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable State and local law, such activities remain illegal under U.S. federal law.

The enforcement of relevant laws is a significant risk.

Medical cannabis has been protected against enforcement by enacted legislation from the United States Congress in the form of what is commonly called the “Rohrabacher-Blumenauer Amendment”, which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the State-level, subject to the United States Congress restoring such funding. Notably, this amendment has always applied to only medical cannabis programs, and has no effect on pursuit of recreational cannabis activities. The amendment has historically been passed as an amendment to omnibus appropriations bills, which by their nature expire at the end of a fiscal year or other defined term. Subsequent to the issuance of the Sessions Memorandum by then Attorney General Sessions on January 4, 2018, the United States Congress passed its omnibus appropriations bill, SJ 1662, which for the fourth consecutive year contained the Rohrabacher-Blumenauer Amendment language (referred to in 2018 as the Leahy Amendment) and continued the protections for the medical cannabis marketplace and its lawful participants from interference by the U.S. DOJ up and through the 2018 appropriations deadline of September 30, 2018.

The deadline passed, but the Rohrbacher-Leahy Amendment remained in effect by virtue of a continuing resolution under which the entire 2018 budget continued to operate. Following the expiration of the continuing resolution on December 7, 2018, the United States Congress failed to agree upon an appropriations bill, and the United States government entered a partial shutdown. The Rohrabacher-Leahy Amendment was no longer in effect during the partial shutdown. The partial shutdown ended on January 25, 2019 when the United States Congress passed an appropriations bill funding the United States government through February 15, 2019. This temporary appropriations bill included language similar to the Rohrabacher Leahy Amendment (now referred to as the “Joyce/Leahy Amendment”). On February 15, 2019, the amendment was renewed through the signing of the Fiscal Year 2019 omnibus spending bill, effective through September 30, 2019. On September 27, 2019, the amendment was renewed through a stopgap spending bill, and it was renewed again on November 21, 2019. On December 20, 2019, the amendment was renewed by the signing of the Fiscal Year 2020 omnibus spending bill, effective through September 30, 2020. That legislation also contained a provision continuing to block Washington, D.C. from using its own local tax dollars to implement a legal marijuana sales program.

In July 2020, the House of Representatives passed the “Blumenauer-McClintock-Norton-Lee amendment,” to the Commerce, Justice, Science (CJS) Appropriations bill. That amendment was included in a series of stopgap spending bills from September 2020 through the end of December 2020. On December 27, 2020, the amendment was renewed through the signing of the Fiscal Year 2021 spending bill, which was effective through September 30, 2021. Following the expiration of the Fiscal Year 2021 bill, President Biden has renewed the amendment through a series of stopgap spending bills, with the most recent extension effective through March 11, 2022. On March 10, 2022, the Fiscal Year 2022 omnibus appropriations bill including the amendment was signed into law by President Biden.

Should the Joyce/Leahy amendments language not be included in future appropriations packages, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law.

Such potential proceedings could involve significant restrictions being imposed upon Ayr or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on Ayr, even if such proceedings were concluded successfully in favor of Ayr.

Violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on Ayr, including its reputation and ability to conduct business, its holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States, its financial position, operating results, profitability or liquidity or the market price of its publicly-traded shares. In addition, it will be difficult for Ayr to estimate the time or resources that would be needed for the investigation of any such matters or its final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.

The approach to the enforcement of cannabis laws may be subject to change or may not proceed as previously outlined.

As a result of the conflicting views between State legislatures and the federal government regarding cannabis, investments in cannabis businesses in the U.S. are subject to inconsistent legislation and regulation. The response to this inconsistency was addressed in the Cole Memorandum addressed to all United States district attorneys acknowledging that notwithstanding the designation of cannabis as a controlled substance at the federal level in the United States, several States have enacted laws relating to cannabis for medical purposes.

The Cole Memorandum outlined certain priorities for the U.S. DOJ relating to the prosecution of cannabis offenses. In particular, the Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. Notably, however, the U.S. DOJ has never provided specific guidelines for what regulatory and enforcement systems it deems sufficient under the Cole Memorandum standard.

In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the U.S. DOJ should be focused on addressing only the most significant threats related to cannabis. States where medical cannabis had been legalized were not characterized as a high priority. In March 2017, then newly appointed Attorney General Jeff Sessions again noted limited federal resources and acknowledged that much of the Cole Memorandum had merit; however, he had previously stated that he did not believe it had been implemented effectively and, on January 4, 2018, Sessions issued the Sessions Memorandum, which rescinded the Cole Memorandum. The Sessions Memorandum rescinded previous nationwide guidance specific to the prosecutorial authority of United States Attorneys relative to cannabis enforcement on the basis that they are unnecessary, given the well-established principles governing federal prosecution that are already in place. Those principles are included in chapter 9.27.000 of the USAM and require federal prosecutors deciding which cases to prosecute to weigh all relevant considerations, including federal law enforcement priorities set by the Attorney General, the seriousness of the crime, the deterrent effect of criminal prosecution, and the cumulative impact of particular crimes on the community.

As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of State-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active U.S. federal prosecutors will be in relation to such activities.

As discussed above, should the Joyce/Leahy amendment not be renewed, there can be no assurance that the federal government will not seek to prosecute cases involving medical cannabis businesses that are otherwise compliant with State law.

The Sessions Memorandum did not discuss the treatment of medical cannabis by federal prosecutors. While dozens of U.S. attorneys from across the country have affirmed that their view of federal enforcement priorities has not changed, there can be no assurances that such views are universally held or will continue in the near future. In California, at least one U.S. Attorney has made comments indicating a desire to enforce the CSA, stating that the Sessions Memorandum and the rescission of the Cole Memorandum “returns trust and local control to federal prosecutors” to enforce the CSA. These and other so called “enforcement hawks” in California or elsewhere may choose to enforce the CSA in accordance with federal policies prior to the issuance of the Cole Memorandum. As such, there can be no assurance that the federal government will not seek to prosecute cases involving cannabis businesses that are otherwise compliant with State law.

On November 7, 2018, Mr. Sessions tendered his resignation as Attorney General at the request of President Donald Trump. Following Mr. Sessions’ resignation, Matthew Whitaker began serving as Acting United States Attorney General, and William Barr was eventually appointed to the role. Mr. Barr was a former Attorney General under George H.W. Bush, with an anti-drug stance during his tenure. During his Senate confirmation hearing, Mr. Barr stated that he disagrees with efforts by States to legalize marijuana, but will not go after marijuana companies in states that legalized it under Obama administration policies. He stated further that he would not upset settled expectations that have arisen as a result of the Cole Memorandum. In June 2020, a federal prosecutor accused Mr. Barr of ordering “politically motivated” antitrust reviews of 10 marijuana business mergers, allegedly because he personally did not support their underlying business in the marijuana industry. At least one of those investigations allegedly resulted in the collapse of a proposed merger between two large cannabis businesses.

While the Biden administration did not reinstate the Cole Memorandum or issue a similar memorandum, it continued to take a hands-off approach to state legal and compliant marijuana-related businesses. It is anticipated that the Trump administration will take a similar hands-off approach.

However, going forward, there can be no assurance as to the position the new administration or any future administration, U.S. DOJ, FBI, or other governmental agency may take on marijuana. A new administration could decide to enforce the federal laws strongly. Any enforcement of current federal laws could cause significant financial damage to the Company and its shareholders. Further, future presidential administrations may want to treat marijuana differently and potentially enforce the federal laws more aggressively. Ayr regularly monitors the activities of the current administration in this regard.

Any potential proceedings to enforce federal cannabis laws could involve significant restrictions being imposed upon Ayr or third parties, while diverting the attention of key executives. Such proceedings could have a material adverse effect on Ayr, as well as Ayr’s reputation, even if such proceedings were concluded successfully in favor of Ayr. In the extreme case, such proceedings could ultimately involve the prosecution of key executives of Ayr or the seizure of corporate assets; however as of the date hereof, Ayr believes that proceedings of this nature are remote.

Ayr may be subject to restricted access to banking services in the United States and Canada.

In February 2014, FinCEN issued guidance through the FinCEN Memorandum (which is not law) with respect to financial institutions providing banking services to cannabis businesses. This guidance includes burdensome due diligence expectations and reporting requirements and does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the U.S. DOJ, FinCEN or other federal regulators. Thus, many banks and other financial institutions in the United States choose not to provide banking services to cannabis-related businesses or rely on this guidance, which can be amended or revoked at any time by the sitting presidential administration and/or agency head. In addition to the foregoing, banks may refuse to process debit card payments, and credit card companies generally refuse to process credit card payments for cannabis-related businesses. This has led cannabis businesses to rely on cash transactions with consumers and restricts access to other financial services such as insurance products or financing. Lack of access to financial services increases the cost of doing business. Reliance on large amounts of cash transactions at dispensaries also presents an increased risk of crime such as robbery or burglary. While alternative solutions such as cashless ATMs have emerged to allow cashless transactions at dispensaries, some have noted that they are not popular with consumers. In general, Ayr may have limited or no access to banking or other financial services in the United States. The inability, or limitation of Ayr’s ability, to open and maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for Ayr to operate and conduct its business as planned or to operate efficiently. Ayr does not consider this to be a risk at the current time in Nevada.

The United States Congress has on several occasions considered legislation titled the Secure and Fair Enforcement Banking Act (the “Safe Banking Act”). That legislation would preclude federal regulators from punishing financial services providers for doing business with state-legal cannabis businesses. It would also establish that funds obtained from otherwise state-regulated and compliant businesses are not proceeds of illegal activity, and provide other protections for banks, insurers, and other financial institutions serving state-legal cannabis businesses. Critics of the legislation argue that financial institutions are already banking cannabis businesses, and passage would merely formalize existing relationships without assuaging the concerns of traditional financial institutions or alleviating existing problems. The United States House of Representatives has passed the SAFE Banking Act on several occasions, most recently in 2022. However, the United States Senate has not yet allowed the SAFE Banking Act to proceed to the Senate floor for a vote. The SAFE

Banking Act continues to be introduced without proceeding to a Senate floor vote, and its prospects for passage remains unclear. Moreover, the impact of the legislation if passed is also unclear.

Additionally, Canadian banks may potentially refuse to provide banking services to companies engaged in U.S. cannabis activities while it is illegal under U.S. federal law.

While there are increasing numbers of high net worth individuals and family offices that have made meaningful investments in companies and businesses similar to the Company, and although there has been an increase in the amount of private financing available over the last several years, there is neither a broad nor deep pool of institutional capital that is available to cannabis license holders and license applicants. There can be no assurance that additional financing, if raised privately, will be available to Ayr when needed or on terms which are acceptable to Ayr. Ayr’s inability to raise financing to fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability.

The differing regulatory requirements across State jurisdictions may hinder or otherwise prevent Ayr from achieving economies of scale.

Traditional rules of investing may prove to be imperfect in the cannabis industry. For example, while it would be common for investment managers to purchase equity in companies in different States to reach economies of scale and to conduct business across State lines, such an investment thesis may not be feasible in the cannabis industry because of varying State-by-State legislation. Applicable regulations in many States may require advance disclosure of and approval of State regulators to accomplish an investment. As no two regulated markets in the cannabis industry are exactly the same, doing business across State lines may not be possible or commercially practicable. As a result, Ayr may be limited to identifying opportunities in individual States, which may have the effect of slowing the growth prospects of Ayr.

Risk of legal, regulatory or other political change.

The success of the business strategy of Ayr depends on the legality of the cannabis industry. The political environment surrounding the cannabis industry in general can be volatile and the regulatory framework remains in flux. To Ayr’s knowledge, as of the date hereof, some form of cannabis has been legalized in approximately 39 States, the District of Columbia, and the territories of Guam, U.S. Virgin Islands, Northern Mariana Islands and Puerto Rico; however, the risk remains that a shift in the regulatory or political realm could occur and have a drastic impact on the industry as a whole, adversely impacting Ayr’s business, results of operations, financial condition or prospects.

Delays in enactment of new State or federal regulations could restrict the ability of Ayr to reach strategic growth targets. The growth strategy of Ayr is contingent upon certain federal and State regulations being enacted to facilitate the legalization of medical and adult-use marijuana. If such regulations are not enacted, or enacted but subsequently repealed or amended, or enacted with prolonged phase-in periods, the growth targets of Ayr could be negatively impacted, and thus, the effect on the return of investor capital could be detrimental.

Ayr is unable to predict with certainty when and how the outcome of these complex regulatory and legislative proceedings will affect its business and growth.

Further, there is no guarantee that State laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of State laws within their respective jurisdictions, including prohibiting ownership of cannabis businesses by public companies. If the federal government begins to enforce federal laws relating to cannabis in States where the sale and use of cannabis is currently legal under State law, or if existing applicable State laws are repealed or curtailed, Ayr’s business, results of operations, financial condition and prospects would be materially adversely affected. It is also important to note that local and city ordinances may strictly limit and/or restrict disbursement of marijuana in a manner that will make it extremely difficult or impossible to transact business in that jurisdiction, which may adversely affect Ayr’s continued operations. Federal actions against individuals or entities engaged in the cannabis industry or a repeal of applicable marijuana legislation could adversely affect Ayr and its business, results of operations, financial condition and prospects.

Ayr is also aware that multiple States are considering special taxes or fees on businesses in the cannabis industry. It is a potential yet unknown risk at this time that other States are in the process of reviewing such additional fees and taxation. Should such special taxes or fees be adopted, this could have a material adverse effect upon Ayr’s business, results of operations, financial condition or prospects.

Overall, the medical and adult-use cannabis industry is subject to significant regulatory change at both the State and federal level. For instance, in Massachusetts, the State’s Department of Public Health recently transferred the medical cannabis program, which it has been regulating since 2013, to the Cannabis Control Commission (the current regulator of the State’s adult-use cannabis program). The inability of Ayr to respond to the changing regulatory landscape may cause it to not be successful in capturing significant market share and could otherwise harm its business, results of operations, financial condition or prospects.

The cannabis industry is a new industry that may not succeed.

Should the U.S. federal government change course and decide to prosecute those dealing in medical or adult-use cannabis under applicable law, there may not be any market for Ayr’s products and services. It is a new industry subject to extensive regulation, and there can be no assurance that it will grow, flourish or continue to the extent necessary to permit Ayr to succeed. Ayr is treating the cannabis industry as a deregulating industry with significant unsatisfied demand for its proposed products and will adjust its future operations, product mix and market strategy as the industry develops and matures.

Ayr’s operations in the U.S. cannabis market may become the subject of heightened scrutiny.

For the reasons set forth above, Ayr’s existing operations in the U.S., and any future operations or investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada and the U.S. As a result, Ayr may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on Ayr’s ability to operate or invest in the U.S. or any other jurisdiction, in addition to those described herein.

Given the heightened risk profile associated with cannabis in the U.S., CDS Clearing and Depository Services Inc. (“CDS”) may implement procedures or protocols that would prohibit or significantly curtail the ability of CDS to settle trades for cannabis companies that have cannabis businesses or assets in the U.S. On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with the Neo Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Equity Shares to make and settle trades. In particular, Equity Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of Equity Shares through the facilities of a stock exchange.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the Canadian Securities Administrators revised their previously released Staff Notice - 51-352 Issuers with U.S. Marijuana-Related Activities setting out their disclosure expectations for specific risks facing issuers with cannabis-related activities in the U.S. The Staff Notice confirms that a disclosure-based approach remains appropriate for issuers with U.S. cannabis-related activities. The Staff Notice includes additional disclosure expectations that apply to all issuers with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the U.S. cannabis industry. Ayr views the Staff Notice favorably, as it provides increased transparency and greater certainty regarding the views of its exchange and its regulator of existing operations and strategic business plan as well as Ayr’s ability to pursue further investment and opportunities in Ayr.

Government policy changes or public opinion may also result in a significant influence over the regulation of the cannabis industry in Canada, the U.S. or elsewhere. A negative shift in the public’s perception of medical and/or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation. Among other things, such a shift could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which Ayr could expand. Any inability to fully implement Ayr’s expansion strategy may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Regulatory scrutiny of Ayr’s industry may negatively impact its ability to raise additional capital.

Ayr’s business activities rely on newly established and/or developing laws and regulations in the various States in which Ayr operates. These laws and regulations are rapidly evolving and subject to change with minimal notice. Regulatory changes may adversely affect Ayr’s profitability or cause it to cease operations entirely. The cannabis industry may come under the scrutiny or further scrutiny by the

FDA, Securities and Exchange Commission, the U.S. DOJ, the Financial Industry Regulatory Advisory or other federal, State or non- governmental regulatory authorities or self-regulatory organizations that supervise or regulate the production, distribution, sale or use of cannabis for medical and/or adult-use purposes in the U.S. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding Ayr’s industry may adversely affect the business and operations of Ayr, including without limitation, the costs to remain compliant with applicable laws and the impairment of its ability to raise additional capital, create a public trading market in the U.S. for securities of Ayr or to find a suitable acquirer, which could reduce, delay or eliminate any return on investment in Ayr.

Ayr’s investments in the U.S. are subject to applicable anti-money laundering laws and regulations.

Because the manufacture, distribution, and dispensation of cannabis remains illegal under the CSA, banks and other financial institutions providing services to cannabis-related businesses risk violation of federal anti-money laundering statutes (18 U.S.C. §§ 1956 and 1957), the unlicensed money-remitter statute (18 U.S.C. § 1960) and the U.S. Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, the Criminal Code (Canada) and other related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. These statutes can impose criminal liability for engaging in certain financial and monetary transactions with the proceeds of a “specified unlawful activity” such as distributing controlled substances which are illegal under U.S. federal law, including cannabis, and for failing to identify or report financial transactions that involve the proceeds of cannabis-related violations of the CSA. As a result, a majority of the United States’ banks and financial institutions have refused to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. Others have agreed to accept deposits from medical cannabis sales, but not recreational cannabis sales. The inability to open bank accounts with certain institutions could materially and adversely affect the business of Ayr. See “Risk Factors - Ayr may be subject to restricted access to banking in the United States and Canada”.

In February 2014, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network issued the FinCEN Memorandum providing instructions to banks seeking to provide services to cannabis-related businesses. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors in the 2014 Cole Memorandum relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the CSA. It is unclear at this time whether the current administration will follow the guidelines of the FinCEN Memorandum.

In the event that any of Ayr’s operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the U.S. were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of Ayr to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while Ayr has no current intention to declare or pay dividends on the Equity Shares in the foreseeable future, in the event that a determination was made that Ayr’s proceeds from operations (or any future operations or investments in the U.S.) could reasonably be shown to constitute proceeds of crime, Ayr may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

Any re-classification of cannabis or changes in U.S. controlled substance laws and regulations may affect Ayr’s business.

If cannabis and/or CBD is re-categorized as a Schedule II or lower controlled substance, the ability to conduct research on the medical benefits of cannabis would most likely be simpler and more accessible; however, if cannabis is re-categorized as a Schedule II or other controlled substance, the resulting re-classification would result in the requirement for FDA approval if medical claims are made for Ayr’s products such as medical cannabis. As a result, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products may be subject to a significant degree of regulation by the DEA. In that case, Ayr may be required to be registered (licensed) to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of Ayr’s anticipated products. The DEA conducts periodic inspections of certain registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on Ayr’s business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

The availability of favorable locations may be severely restricted.

In Massachusetts and other States, the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations.

Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for Ayr to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to Ayr, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

U.S. border officials could deny entry of non-U.S. citizens into the U.S. to employees of or investors in companies with cannabis operations in the United States and Canada.

Because cannabis remains illegal under U.S. federal law, those employed at or investing in legal and licensed Canadian cannabis companies could face detention, denial of entry or lifetime bans from the U.S. for their business associations with U.S. cannabis businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal laws, could mean denial of entry to the U.S. Business or financial involvement in the legal cannabis industry in Canada or in the United States could also be reason enough for U.S. border guards to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada’s legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because cannabis continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. States where it is deemed legal or Canada may affect admissibility to the U.S. As a result, CBP has affirmed that, employees, directors, officers, managers and investors of companies involved in business activities related to cannabis in the U.S. or Canada (such as Ayr), who are not U.S. citizens face the risk of being barred from entry into the United States for life. On October 9, 2018, CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada coming into the U.S. for reasons unrelated to the cannabis industry will generally be admissible to the U.S.; however, if such person is found to be coming into the U.S. for reasons related to the cannabis industry, such person may be deemed inadmissible and/or banned from entry for life.

Business Structure Risks

Loss of Foreign Private Issuer status.

The Company is a “foreign private issuer” (“FPI”) as defined in Rule 405 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). If, as of the last business day of the Company’s second fiscal quarter for any year, more than 50% of the Company’s outstanding voting securities (as determined under Rule 405 of the U.S. Securities Act) are directly or indirectly held of record by residents of the United States, the Company will no longer meet the definition of an FPI, which may have adverse consequences on the Company’s ability to raise capital in private placements or Canadian prospectus offerings. In addition, the loss of the Company’s FPI status may result in increased reporting requirements and increased audit, legal and administration costs. These increased costs may significantly affect the Company’s business, financial condition and results of operations.

The term “foreign private issuer” is defined as any non-U.S. corporation, other than a foreign government, except any issuer meeting the following conditions:

(a)	more than 50% of the outstanding voting securities of such issuer are, directly or indirectly, held of record by residents of the United States; and
(b)	any one of the following:
(i)	the majority of the executive officers or directors are United States citizens or residents, or
(ii)	more than 50% of the assets of the issuer are located in the United States, or

(iii)	the business of the issuer is administered principally in the United States.

A “holder of record” is defined by Rule 12g5-1 under the U.S. Exchange Act. Generally speaking, the holder identified on the record of security holders is considered as the record holder. In December 2016, the United States Securities and Exchange Commission (the “SEC”) issued a Compliance and Disclosure Interpretation to clarify that issuers with multiple classes of voting stock carrying different voting rights may, for the purposes of calculating compliance with this threshold, examine either (i) the combined voting power of its share classes, or (ii) the number of voting securities, in each case held of record by U.S. residents. Based on this interpretation, each issued and outstanding Common Share and Restricted Voting Share is counted as one voting security for the purposes of determining the 50% U.S. resident threshold, and the Company is a “foreign private issuer”. The Limited Voting Shares are not counted as “voting securities” under the definition of “foreign private issuer” as they do not have any entitlement to vote for the election of directors of the Company. Should the SEC’s guidance and interpretation change, the Company may lose its FPI status.

The Company’s Status as an “Emerging Growth Company” under United States securities laws.

The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year during which the Company has total annual gross revenues of $1.235 billion (as such amount is indexed for inflation every five years by the SEC) or more; (ii) the last day of the fiscal year of the Company following the fifth (5th) anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (iii) the date on which the Company has, during the previous three (3)-year period, issued more than $1 billion in non-convertible debt; and (iv) the date on which the Company is deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the U.S. Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be $700 million or more.

For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act (“Section 404”). The Company takes advantage of some, but not all, of the available exemptions available to emerging growth companies. The Company cannot predict whether investors will find the Equity Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Equity Shares less attractive as a result, there may be a less active trading market for the Equity Shares and the price per Equity Share may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

As a U.S. public company, we are required to evaluate our internal controls over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

Liquidity.

As reflected in the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023 and related management’s discussion and analysis, the Company had consolidated working capital of $65,837,000 as of December 31, 2024 and has incurred net losses from continuing operations for years ended December 31, 2024 and December 31, 2023. The Company’s approach to managing its liquidity risk is to seek to ensure that it will have sufficient liquidity to meet its liabilities as they come due. The Company’s short-term liquidity requirements consist primarily of funds necessary to maintain our operations, repay borrowings and other general business needs. The Company plans to use existing funds, as well as funds from the future sale of products, to fund short-term working capital needs for at least the next 12 months. If these sources of liquidity need to be augmented, additional cash requirements would likely be sought to be financed through additional capital raises. The Company has raised capital through the issuance and/or refinancing of debt, or equity, to meet its needs and take advantage of perceived opportunities, however, there can be no assurance that the Company will be able to continue raising capital in this manner. In addition, further issuances of equity, convertible debt securities, or warrants could result in significant dilution to existing Equity Shares, and any new equity securities issued could have rights, preferences, or privileges superior to the existing Equity Shares. The Company’s long-term liquidity requirements will be affected by its ability to generate positive cash flow from operations and the ability to refinance existing debt on acceptable terms and/or raise equity.

As reflected in the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023 and related management’s discussion and analysis, the Company had cash and cash equivalents of $35,482,000, has incurred operating losses since inception, and an accumulated deficit of $1,047,132,000 as of December 31, 2024. These financial factors are indicators that raise substantial doubt of the Company’s ability to continue as a going concern. Management believes that substantial doubt of the Company’s ability to continue as a going concern for at least one year from issuance of the audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023 can be mitigated by, but not limited to: (i) growth of sales from entering into new markets; (ii) continued cost-savings and efficiency optimization efforts; (iii) receiving or selling the remaining employee retention credit; (iv) divesture of non-core assets including but not limited to the current asset groups held for sale; (v) addressing our debt maturity profile, (vi) managing the timing and amount of certain expenses as well as capital expenditures; and (vii) seeking to take advantage of future potential financing (equity and/or debt) opportunities (viii) a strong working relationship with bondholders and continued collaboration on strategic initiatives. However, there can be no assurances that the Company will continue to be successful in accomplishing its business plans, and, if it is not, the Company may be forced to take other steps, including among others decelerating its growth or curtailing certain of its operations pending obtaining additional capital.

Dilution.

The offering price of Equity Shares or other securities that are convertible, exercisable or exchangeable into Equity Shares may significantly exceed the net tangible book value per share of the Equity Shares. Accordingly, a purchaser of Equity Shares or other securities that are convertible, exercisable or exchangeable into Equity Shares may incur immediate and substantial dilution of his, her or its investment. If outstanding options and warrants to purchase Equity Shares are exercised or securities convertible into Equity Shares are converted, additional dilution will occur. The Company may sell additional Equity Shares or other securities that are convertible, exercisable or exchangeable into Equity Shares in subsequent offerings or may issue additional Equity Shares or other securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Equity Shares. Sales or issuances of substantial numbers of Equity Shares or other securities that are convertible, exercisable or exchangeable into Equity Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Equity Shares. With any additional sale or issuance of Equity Shares or other securities that are convertible, exercisable or exchangeable into Equity Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Equity Shares they receive, the trading price of the Equity Shares on the CSE and the OTCQX® Best Market operated by OTC Markets Group, Inc (the “OTCQX”) may decrease due to the additional amount of Equity Shares available in the market. In addition, earn-out rights that are payable in Exchangeable Shares or Equity Shares may also lead to material dilution (no earn-out rights are currently outstanding).

General Regulatory and Legal Risks

Ayr may be subject to the risk of civil asset forfeiture.

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

Ayr may lack access to U.S. bankruptcy protections.

Because the use of cannabis is illegal under U.S. federal law, many courts have denied cannabis businesses bankruptcy protections, thus making it very difficult for lenders to recoup their investments in the cannabis industry in the event of a bankruptcy. If Ayr was to experience a bankruptcy, there is no guarantee that U.S. federal bankruptcy protections would be available to Ayr’s U.S. operations, which could have a material adverse effect on Ayr.

Ayr may be subject to the risk of an inability to enforce its contracts.

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level, judges in multiple States have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate federal law, even if there is no violation of State law. There remains doubt and uncertainty that Ayr will be able to legally enforce contracts it enters into if necessary. Ayr cannot be assured that it will have a remedy for breach of contract, which would have a material adverse effect on Ayr.

Ayr may be subject to the risk of changes in Canadian laws or regulations, or a failure to comply with any such laws and regulations.

Ayr is subject to laws and regulations enacted by the federal and provincial governments of Canada. In particular, Ayr will be required to comply with certain Canadian securities law, income tax law and the CSE and other legal and regulatory requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application also may change from time to time and those changes could have a material adverse effect on Ayr’s business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr relies on third-parties to provide numerous capabilities that Ayr depends upon on to operate, and a disruption of these systems could adversely affect Ayr’s business.

The Company depends on vendors and third-party software providers, such as its seed-to-sale tracking software providers, to operate Ayr’s business. A serious disruption to any of these could significantly limit Ayr’s ability to serve its customers and operate profitably. The failure of one or more such providers to provide the expected services, provide them on a timely basis or provide them at the prices Ayr expects, or otherwise meet Ayr’s performance standards and expectations (including with respect to data security, compliance and data privacy and protection laws) may adversely affect Ayr’s business. Further, if Ayr found it necessary to replace any such service provider, disruptions arising from the transition of functions to an alternative provider, or the costs of developing Ayr’s own software if it were unable to find an alternate provider, may have a material adverse effect on Ayr’s results of operations or financial condition. Any disruption could cause Ayr’s business and competitive position to suffer and cause Ayr’s operating results to be reduced.

Ayr is subject to general regulatory and licensing risks.

The Company is subject to a variety of laws, regulations and guidelines relating to the manufacture, management, transportation, storage and disposal of marijuana, including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Achievement of Ayr’s business objectives is contingent, in part, upon compliance with applicable regulatory requirements and obtaining all requisite regulatory approvals. Changes to such laws, regulations and guidelines due to matters beyond the control of Ayr may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Certain of the Company’s businesses may be required to obtain or renew further government permits and licenses for its current and contemplated operations. Obtaining, amending or renewing the necessary governmental permits and licenses can be a time-consuming process potentially involving numerous regulatory agencies, public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain, amend and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the relevant permitting or licensing authority. The Company may not be able to obtain, amend or renew permits or licenses that are necessary to its operations or to achieve the growth of its business. Any unexpected delays or costs associated with the permitting and licensing process could impede the ongoing or proposed operations of the Company. To the extent necessary, permits or licenses are not obtained, amended or renewed, or are subsequently suspended or revoked, the Company may be curtailed or prohibited from proceeding with ongoing operations or planned development and commercialization activities. Such curtailment or prohibition may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Several of the licenses held by the Company are subject to renewal on an annual or periodic basis; however, they are generally renewed, as a matter of course, if the license holder continues to operate in compliance with applicable legislation and regulations and without any material change to its operations. For example, Massachusetts’ medical and adult-use cannabis programs each require annual renewal of registrations. These renewals are contingent upon the registration holder’s past and continued ability to meet the statutory and regulatory requirements of the given program. Compliance personnel of each of the Company’s businesses check renewal dates for licenses to ensure that licenses are renewed as and when required. Ayr has implemented an additional centralized review of such renewal process.

While Ayr believes that its compliance controls have been developed to mitigate the risk of any violations of any licenses they hold arising, there is no assurance that the Company’s licenses will be renewed by each applicable regulatory authority in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process for any of the licenses held by the Company could impede the ongoing or planned operations of the Company and have a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm Ayr’s reputation, require Ayr to take, or refrain from taking, actions that could harm its operations or require Ayr to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on Ayr’s business, financial condition, results of operations or prospects.

Nevada regulatory regime and transfer and grant of licenses.

The business and activities of Ayr are heavily regulated in Nevada. Ayr’s operations are subject to various laws, regulations and guidelines by governmental authorities, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical marijuana and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant the Nevada Cannabis Compliance Board (as successor regulatory agency to the Nevada Taxation Department over the Nevada cannabis industry) and self-regulatory bodies broad administrative discretion over the activities of Ayr in Nevada, including the power to limit or restrict business activities as well as impose additional disclosure requirements on Ayr’s products and services. Achievement of Ayr’s business objectives is contingent, in part, upon compliance with regulatory requirements enacted by the Nevada Cannabis Compliance Board and other governmental authorities and obtaining all regulatory approvals from the Nevada Cannabis Compliance Board and other governmental authorities, where necessary, for the sale of its cannabis products.

Ayr will incur ongoing costs and obligations related to regulatory compliance and obtaining new licenses. Failure to comply with regulations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate Ayr’s business, the suspension or expulsion from the Nevada cannabis market or of its key personnel, and the imposition of fines and censures. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to Ayr’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of Ayr.

Limitations on ownership of licenses.

In certain States, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person may own. For example, in Massachusetts, no person may have an ownership interest, or control over, more than three medical licenses or three adult-use licenses in any category - for example, cultivation, product manufacturing, transport or retail. Ayr believes that, where such restrictions apply, it may still capture significant share of revenue in the market through the provision of management or support services and similar arrangements with other operators. Nevertheless, such limitations on the acquisition of ownership of additional licenses within certain States may limit Ayr’s ability to grow organically or to increase its market share in such States.

Ayr may be subject to oversupply risks.

The issuance by state regulators of new cannabis licenses may result in more supply in the industry in the future or the cannibalization of existing licenses, which Ayr views as a significant risk.

Regulatory action and approvals from the Food and Drug Administration.

The Company’s cannabis-based products are supplied to patients diagnosed with certain medical conditions. However, the Company’s cannabis-based products are not approved by the FDA as “drugs” or for the diagnosis, cure, mitigation, treatment, or prevention of any disease. Accordingly, the FDA may regard any promotion of the cannabis-based products as the promotion of an unapproved drug in violation of the Food, Drug and Cosmetic Act (“FDCA”).

In recent years, the FDA has issued letters to a number of companies selling products that contain CBD oil derived from hemp warning them that the marketing of their products violates the FDCA. FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products. Any such event could have a material adverse effect on Ayr’s business, prospects, financial condition, and operating results.

Risks related to acquisitions.

Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of the Company’s ongoing business; (ii) distraction of management; (iii) the Company may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of the Company’s operations; and (vi) loss or reduction of control over certain of the Company’s assets. Additionally, Ayr may issue additional Equity Shares in connection with such transactions, which would dilute an Ayr shareholder’s holdings in Ayr or indirect holdings in Ayr.

The Company could incur additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the acquisition of businesses or strategic assets. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the acquisition and cause a decrease in the market price of the Company’s securities.

The Company may not be able to successfully integrate and combine the operations, personnel and technology infrastructure of any such acquired company with its existing operations. If integration is not managed successfully by the Company’s management, the Company may experience interruptions in its business activities, deterioration in its employee and customer relationships, increased costs of integration and harm to its reputation, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company may experience difficulties in combining corporate cultures, maintaining employee morale and retaining key employees. The integration of any such acquired companies may also impose substantial demands on management. There is no assurance that these acquisitions will be successfully integrated in a timely manner.

Such transactions could involve other risks, including the assumption of unidentified or unknown liabilities, disputes or contingencies, for which the Company, as a successor owner, may be responsible, and/or changes in the industry, location, or regulatory or political environment in which these investments are located, that the Company’s due diligence review may not adequately uncover and that may arise after entering into such transactions. Although the Company has and expects to continue to realize strategic, operational and financial benefits as a result of the Company’s mergers and acquisitions, the Company cannot predict whether and to what extent such benefits will be achieved.

Furthermore, any future merger or acquisition may result in diversion of management’s attention from other business concerns, and such transactions may be dilutive to the Company’s financial results and/or result in impairment charges and write-offs.

The presence of one or more material liabilities of an acquired company that are unknown to Ayr at the time of acquisition could have a material adverse effect on the business, results of operations, prospects and financial condition of Ayr. A strategic transaction may result in a significant change in the nature of Ayr’s business, operations and strategy. In addition, Ayr may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into Ayr’s operations.

Risks related to expansion strategy.

There is no guarantee that the Company’s expansion strategy will be completed, nor is there any guarantee that the Company will be able to expand into additional jurisdictions. There is also no guarantee that the Company’s intentions to acquire and/or construct additional cannabis production, manufacturing, distribution or sales facilities, and to expand the Company’s marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that the Company will be able to complete any of the foregoing activities as anticipated or at all.

The Company’s failure to successfully execute its expansion strategy (including receiving required regulatory approvals, licenses and permits) could adversely affect the Company’s business, financial condition and results of operations and may result in the Company failing to meet anticipated or future demand for its cannabis products, when and if it arises.

Risks related to evaluating prospective target businesses.

Although the Company has identified specific criteria and guidelines for evaluating prospective target businesses, it is possible that a target business with which the Company enters into a transaction will not have all of these positive attributes. If the Company consummates a transaction with a target that does not meet some or all of these guidelines, such transaction may not prove to be successful. In addition, there is no guarantee that an investment that meets the criteria and guidelines established by the Company will prove to be successful.

Risks related to transactions that are not consummated.

The Company anticipates that the investigation of each specific target business and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and other experts. If the Company decides not to complete a specific transaction, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, if the Company reaches an agreement relating to a specific target business, the Company may fail to consummate the transaction for any number of reasons, including those beyond its control. Any such event will result in losses to the Company of the related costs incurred which could materially adversely affect subsequent attempts to locate and acquire or merge with another business.

Risks related to loss of officers and directors.

The Company’s operations are dependent upon a relatively small group of individuals and, in particular, its officers and directors. The Company believes that its success will depend on the continued service of its officers and directors. In addition, the Company’s officers and directors are not required to commit any specified amount of time to the Company’s affairs and, accordingly, may have conflicts of interest in allocating management time among various business activities, including identifying potential acquisitions and monitoring the related due diligence. The Company does not have key-man insurance on the life of any of its directors or officers. The unexpected loss of the services of one or more of its directors or officers could have a detrimental effect on the Company, its operations and its ability to make acquisitions.

Ayr has experienced high turnover of its senior management. On July 31, 2024, Jonathan Sandelman resigned and stepped down from his role as director and executive chairman of Ayr, with Louis Karger replacing him as the chairman of the board. David Goubert resigned and stepped down as Chief Executive Officer of Ayr on September 18, 2024, and Steven M. Cohen was subsequently appointed as Interim Chief Executive Officer of Ayr. Brad Asher provided notice of his resignation as Chief Financial Officer of Ayr on February 3, 2025, to be effective upon a mutually agreed date following Ayr’s filing of its consolidated financial statements for the years ended December 31, 2024 and 2023.

Risks related to conflicts of interest.

The Company engages in the business of identifying and combining with one or more businesses. The Company’s officers and directors may now be, or may in the future become, affiliated with entities that are engaged in a similar business.

The Company’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to the Company and the other entities to which it owes duties. In the course of its other business activities, the Company’s officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in the Company’s favor, as the Company’s officers and directors are not required to present investment and business opportunities to the Company in priority to other entities with which they are affiliated or to which they owe duties.

The Company has not adopted a policy that expressly prohibits its directors, officers, security holders, affiliates or associates from having a direct or indirect financial interest in any investment to be acquired or disposed of by the Company or in any transaction to which it is a party or has an interest. In fact, even though it is not the Company’s current intentions to do so, they may enter into a transaction with a target business that is affiliated with the Company’s directors or officers.

Business risks related to the cannabis industry.

Scientific research related to the benefits of marijuana remains in early stages, is subject to a number of important assumptions and may prove to be inaccurate.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids remains in early stages. To Ayr’s knowledge, there have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids. Any statements made in this AIF concerning the potential medical benefits of cannabinoids are based on published articles and reports. As a result, any statements made in this AIF are subject to the experimental parameters, qualifications, assumptions and limitations in the studies that have been completed.

Although Ayr believes that the articles and reports, and details of research studies and clinical trials that are publicly available reasonably support its beliefs regarding the medical benefits, viability, safety, efficacy and dosing of cannabis, future research and clinical trials may prove such statements to be incorrect, or could raise concerns regarding and perceptions relating to cannabis. Given these risks, uncertainties and assumptions, prospective and current Ayr shareholders should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this AIF or reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Competition in the cannabis industry is intense and increased competition by larger and better-financed competitors could materially and adversely affect the business, financial condition and results of operations of Ayr.

Ayr expects to face intense competition in the cannabis industry, some of which can be expected to come from companies with longer operating histories and more financial resources, manufacturing and marketing experience than Ayr. In addition, there is potential that the cannabis industry will undergo consolidation, creating larger companies with financial resources, manufacturing and marketing capabilities, and products that will be greater than those of Ayr. As a result of this competition, Ayr may be unable to maintain its operations or develop them as currently proposed on terms it considers to be acceptable or at all. Increased competition by larger, better- financed competitors with geographic advantages may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

The growth of the market for intoxicating, hemp-derived THC products outside the State-regulated system may also become a source of significant competition to the Company, although the Company has not assessed, and finds it difficult to assess, the impact of such competition at this time.

Negative publicity or consumer perception may affect the success of Ayr’s business.

The success of the cannabis industry may be significantly influenced by the public’s perception of marijuana. Both the medical and adult- use of marijuana are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to marijuana will be favorable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use marijuana is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of marijuana, whether in Canada, the U.S. or elsewhere, may have a material adverse effect on Ayr’s operational results, consumer base and financial results.

Public perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of marijuana products. There can be no assurance that future scientific research or findings, regulatory investigations, litigation, media attention or other publicity will be favorable to the marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory investigations, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or other publicity could have a material adverse effect on the demand for adult-use or medical marijuana and on the business, results of operations, financial condition, cash flows or prospects of Ayr.

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of marijuana in general, or associating the consumption of adult-use and medical marijuana with illness or other negative effects or events, could have such a material adverse effect. There is no assurance that such adverse publicity reports or other media attention will not arise. Among other things, a negative shift in the public’s perception of cannabis in the United States or any other applicable jurisdiction could cause State jurisdictions to abandon initiatives or proposals to legalize medical and/or adult-use cannabis, thereby limiting the number of new State jurisdictions into which Ayr could expand. Any inability to fully implement Ayr’s expansion strategy may have a material adverse effect on Ayr’s business, results of operations or prospects.

Results of future clinical research may negatively impact the cannabis industry.

Research in Canada, the U.S. and internationally regarding the medical benefits, viability, safety, efficacy, dosing and social acceptance of cannabis or isolated cannabinoids (such as CBD and THC) remains in early stages. There have been relatively few clinical trials on the benefits of cannabis or isolated cannabinoids (such as CBD and THC) and future research and clinical trials may discredit the medical benefits, viability, safety, efficacy, and social acceptance of cannabis or could raise concerns regarding, and perceptions relating to, cannabis. Given these risks, uncertainties and assumptions, prospective purchasers of Ayr’s securities should not place undue reliance on such articles and reports. Future research studies and clinical trials may draw opposing conclusions to those stated in this AIF or reach negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to cannabis, which could have a material adverse effect on the demand for Ayr’s products with the potential to lead to a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

The cannabis industry is difficult to forecast.

Ayr must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations, financial condition or prospects of Ayr.

Reliable data on the medical and adult-use cannabis industry is not available.

As a result of recent and ongoing regulatory and policy changes in the medical and adult-use cannabis industry, the market data available is limited and unreliable. Federal and State laws prevent widespread participation and hinder market research. Therefore, market research and projections by Ayr of estimated total retail sales, demographics, demand, and similar consumer research, are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of Ayr’s management team as of the date of this AIF.

Ayr may be subject to the risk of constraints on marketing products.

The development of Ayr’s business and operating results may be hindered by applicable restrictions on sales and marketing activities imposed by government regulatory bodies. The regulatory environment in the U.S. limits companies’ abilities to compete for market share in a manner similar to other industries. If Ayr is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, Ayr’s sales and results of operations or prospects could be adversely affected.

Risks Related to Ayr’s Business

Ayr has a limited operating history.

As a high-growth enterprise, Ayr does not have a history of profitability. As such, Ayr has no immediate prospect of generating profit from its intended operations. Ayr is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. There is no assurance that Ayr will be successful in achieving a return on its shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Ayr will be reliant on its management team.

The success of Ayr is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements or management agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on Ayr’s business, operating results, financial condition or prospects.

News media have reported that U.S. immigration authorities have increased scrutiny of Canadian citizens who are crossing the U.S.- Canada border with respect to persons involved in cannabis businesses in the U.S. There have been a number of Canadians barred from entering the U.S. as a result of an investment in or act related to U.S. cannabis businesses. In some cases, entry has been barred for extended periods of time. Ayr employees traveling from Canada to the U.S. for the benefit of Ayr may encounter enhanced scrutiny by

U.S. immigration authorities that may result in the employee not being permitted to enter the U.S. for a specified period of time. If this happens to Ayr employees, then this may reduce our ability to effectively manage our business in the U.S.

Certain of Ayr’s officers and directors may now be, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by Ayr and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Ayr’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to Ayr and the other entities to which they owe duties. In the course of their other business activities, Ayr’s officers and directors may owe similar or other duties, and may have obligations, to other entities or pursuant to other outside business arrangements, including seeking and presenting investment and business opportunities. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor, as Ayr’s officers and directors are not required to present investment and business opportunities to Ayr in priority to other entities with which they are affiliated or to which they owe duties, and such conflicts may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr may be subject to the risk of competition from synthetic production and technological advances.

The pharmaceutical industry may attempt to dominate the cannabis industry, and in particular, legal marijuana, through the development and distribution of synthetic products which emulate the effects and treatment of organic marijuana. If they are successful, the widespread popularity of such synthetic products could change the demand, volume and profitability of the cannabis industry. This could adversely affect the ability of Ayr to secure long-term profitability and success through the sustainable and profitable operation of its business. There may be unknown additional regulatory fees and taxes that may be assessed in the future that may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr may be subject to the risks associated with fraudulent or illegal activity by its employees, contractors and consultants.

Ayr is exposed to the risk that its employees, independent contractors and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to Ayr that violates: (i) government regulations; (ii) manufacturing standards; (iii) federal and provincial healthcare fraud and abuse laws and regulations; or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for Ayr to identify and deter misconduct by its employees and other third parties, and the precautions taken by Ayr to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Ayr from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against Ayr, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on Ayr’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of Ayr’s operations, any of which could have a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Certain events or developments in the cannabis industry more generally may impact Ayr’s reputation.

Damage to Ayr’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our business might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact the reputation of Ayr. The increased usage of social media and other web-based tools used to generate, publish and discuss user- generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to Ayr and its activities, whether true or not, and the cannabis industry in general, whether true or not. Ayr does not ultimately have direct control over how it or the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to Ayr’s overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr may be subject to advertising and promotional risk in the event it cannot effectively implement a successful branding strategy.

Ayr’s future growth and profitability may depend on the effectiveness and efficiency of advertising and promotional costs, including its ability to (i) create brand recognition for any products we may develop or sell; (ii) determine appropriate advertising strategies, messages and media; and (iii) maintain acceptable operating margins on such costs. There can be no assurance that advertising and promotional costs will result in revenues for Ayr’s business in the future or will generate awareness for any of Ayr’s products. In addition, no assurance can be given that Ayr will be able to manage our advertising and promotional costs on a cost-effective basis.

The cannabis industry in Canada, including both the medical and adult-use cannabis markets, is in its early development stage and restrictions on advertising, marketing and branding of cannabis companies and products by Health Canada, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect Ayr’s ability to conduct sales and marketing activities and to create brand recognition, and could potentially result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Certain of the Company’s businesses are subject to product liability regimes and strict product recall requirements.

Certain of the Company’s businesses are distributors of products designed to be ingested by humans. Accordingly, Ayr faces the risk of exposure to product liability claims, regulatory action and litigation if any of its businesses’ products are alleged to have caused significant loss or injury. In addition, the sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. Ayr may be subject to various product liability claims, including, among others, that specific cannabis products caused injury or illness, or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against Ayr could result in increased costs, could adversely affect our reputation with Ayr’s clients and consumers generally, and may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

In addition, manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. To the extent any products are recalled due to an alleged product defect or for any other reason, Ayr could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. Ayr may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Moreover, a recall for any of the foregoing reasons could lead to decreased demand and could have a material adverse effect on Ayr. Product recalls may lead to increased scrutiny of operations by applicable regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Ayr may not be able to successfully develop new products or find a market for their sale.

The cannabis industry is in its early stages of development and Ayr, and its competitors, may seek to introduce new products in the future. In attempting to keep pace with any new market developments, Ayr may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by Ayr. Ayr may also be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time. Ayr may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr will be reliant on third-party suppliers, manufacturers and contractors.

Ayr intends to maintain a full supply chain for the provision of products and services to the regulated cannabis industry. Due to the uncertain regulatory landscape for regulating cannabis in Canada and the U.S. and the perception that they may be exposed to reputational risk as a result of Ayr’s cannabis-related business activities, Ayr’s third-party suppliers, manufacturers and contractors may elect, at any time, to decline or withdraw services necessary for Ayr’s operations. Loss of these suppliers, manufacturers and contractors may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr will be reliant on key inputs.

The marijuana business is dependent on a number of key inputs and their related costs including raw materials and supplies related to growing operations, as well as electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition, results of operations or prospects of Ayr. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, Ayr might be unable to find a replacement for such source in a timely manner or at all.

If a sole source supplier were to be acquired by a competitor, that competitor may elect not to sell to Ayr in the future. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition, results of operations or prospects of Ayr.

Ayr will be reliant on equipment and skilled labor.

The ability of Ayr to compete and grow will be dependent on it having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. No assurances can be given that Ayr will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by Ayr’s capital expenditure plans may be significantly greater than anticipated by Ayr’s management, and may be greater than funds available to Ayr, in which circumstance Ayr may curtail, or extend the timeframes for completing, its capital expenditure plans. This may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Service providers could suspend or withdraw service.

As a result of any adverse change to the approach in enforcement of United States cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third-party service providers to Ayr could suspend or withdraw their services, which may have a material adverse effect on Ayr’s business, revenues, operating results, financial condition or prospects.

Ayr may be subject to the risk of litigation.

Ayr may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which Ayr becomes involved be determined against Ayr, such a decision could adversely affect Ayr’s ability to continue operating and the market price for the Equity Shares. Even if Ayr is involved in litigation and wins, litigation can redirect significant company resources.

Ayr may be subject to risks related to the protection and enforcement of intellectual property rights and may become subject to allegations that Ayr is in violation of intellectual property rights of third parties.

The ownership and protection of intellectual property rights may be a significant aspect of Ayr’s future success. Ayr may rely on trade secrets, technical know-how and proprietary information that are not protected by patents to maintain its competitive position. Ayr will try to protect such intellectual property by entering into confidentiality agreements with parties that have access to it, such as Ayr’s partners, collaborators, employees and consultants. Any of these parties may breach these agreements and we may not have adequate remedies for any specific breach. In addition, trade secrets and technical know-how, which are not protected by patents, may otherwise become known to or be independently developed by competitors, in which event Ayr could be materially adversely affected.

Unauthorized parties may attempt to replicate or otherwise obtain and use Ayr’s products, trade secrets, technical know-how and proprietary information. Policing the unauthorized use Ayr’s future intellectual property rights could be difficult, expensive, time- consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as Ayr may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of Ayr’s future trademarks, patents or other intellectual property rights or other proprietary know- how, or arrangements or agreements seeking to protect the same for the benefit of Ayr, may be found invalid, unenforceable, anti- competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of Ayr’s future trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly. Any or all of these events could result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

In addition, other parties may claim that Ayr’s products infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, Ayr may need to obtain licenses from third parties who allege that Ayr has infringed on their lawful rights. However, such licenses may not be available on terms acceptable to Ayr or at all. In addition, Ayr may not be able to obtain or utilize on terms that are favorable to it, or at all, licenses or other rights with respect to intellectual property that it does not own.

Ayr may be subject to risks related to information technology systems, including cyber-attacks.

Ayr’s operations may depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Ayr’s operations may also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology (“IT”) systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Ayr’s reputation and results of operations. Ayr’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access may become a priority to ensure the ongoing success and security of the business. As cyber threats continue to evolve, Ayr may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Ayr may be subject to risks related to security breaches.

Given the nature of the Company’s product and its lack of legal availability outside of channels approved by the government of the United States, as well as the concentration of inventory in its facilities, despite meeting or exceeding all legislative security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of the Company’s facilities could expose Ayr to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential patients from choosing Ayr’s products.

In addition, the Company collects and stores personal information about its patients and is responsible for protecting that information from privacy breaches in accordance with applicable laws. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on Ayr’s business, financial condition and results of operations or prospects.

Ayr may be subject to risks related to violations of corruption and anti-bribery laws.

The Company is subject to applicable laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Ayr’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct, whether prohibited under the Company’s policies and procedures or under anti‐bribery laws, for which the Company may be directly or indirectly held responsible. There can be no assurance that Ayr’s internal control policies and procedures from time to time in effect will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Corporation could suffer severe penalties and other consequences that may have a material adverse effect on Ayr’s business, financial condition and results of operations or prospects.

Ayr may be subject to risks related to high bonding and insurance coverage.

There is a risk that a greater number of State regulatory agencies will begin requiring entities engaged in certain aspects of the business or industry of legal marijuana to post a bond or significant fees when applying, for example, for a dispensary license or renewal as a guarantee of payment of sales and franchise tax. Ayr is not able to quantify at this time the potential scope for such bonds or fees in the States in which it currently or may in the future operate. Any bonds or fees of material amounts could have a negative impact on the ultimate success of Ayr’s business.

Ayr’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, accidents, labor disputes and changes in the regulatory environment. Such occurrences could result in damage to assets, personal injury or death, environmental damage, delays in operations, monetary losses and possible legal liability.

Although Ayr maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance does not cover all the potential risks associated with its operations. Ayr may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards encountered in the operations of Ayr is not generally available on acceptable terms. Ayr might also become subject to liability for pollution or other hazards which may not be insured against, or which Ayr may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Ayr to incur significant costs that could have a material adverse effect upon its business, results of operations, financial condition or prospects.

Ayr may be subject to transportation risks.

Ayr’s business involves, both directly and indirectly, the production, sale and distribution of cannabis products. Due to the perishable nature of such products, Ayr depends on fast and efficient direct and third-party transportation services to distribute its product. Any prolonged disruption of third-party transportation services could have an adverse effect on Ayr. Rising costs associated with the third-party transportation services which will be used by Ayr to ship its proposed products may also adversely impact the business of Ayr.

Ayr’s share price may be vulnerable to rising energy costs.

Ayr’s business may involve, directly or indirectly, the production of cannabis products which will consume considerable energy, making Ayr vulnerable to rising energy costs. Rising or volatile energy costs may adversely impact the business of Ayr and its ability to operate profitably.

Ayr may be subject to risks as a result of financial pressures impacting the cannabis industry.

Ayr may be exposed to risk related to the creditworthiness and performance of our wholesale customers resulting from financial pressures affecting the cannabis industry in the United States and elsewhere. As at December 31, 2024, Ayr had outstanding accounts receivable totaling $13,226,000, a portion of which consists of receivables from wholesale commercial customers. Contracts with longer payment cycles or difficulties in enforcing contracts or collecting accounts receivable could lead to material fluctuations in our cash flows and could adversely impact our business, financial condition and results of operations.

Ayr may be unable to obtain or manage sufficient inventory for its business needs.

The liquidity risks that Ayr is experiencing, as further described herein, may result in Ayr being unable to obtain or maintain sufficient inventory to support its business needs or sustain Ayr’s growth. Ayr’s inability to obtain and manage its inventory levels (with or without significant product demand growth) could negatively affect Ayr’s results of operations, financial conditions, or growth prospects.

Ayr may be subject to risks inherent in the agricultural sector.

As a cannabis consumer packaged goods company and retailer, Ayr’s business may involve, directly or indirectly, the growing of cannabis, thus exposing Ayr to certain agricultural risks. One particular risk is that of contaminated cannabis products, which can pose health issues to cannabis users. There are reports that marijuana users have higher levels of heavy metals in their blood and are more prone to developing fungal infections. Risks of contamination are especially elevated for marijuana products since hemp is a bioaccumulator plant, meaning it can absorb and store pollutants such as pesticides and heavy metals from the soil it is planted in. Even when grown indoors under climate controlled conditions monitored by trained personnel, there can be no assurance that natural elements, such as insects and plant diseases, will not have a material adverse effect on the production of cannabis products and on Ayr’s business, financial condition, results of operations or prospects of Ayr. Furthermore, regulatory agencies in the United States have set limits on the how much pathogens, toxins and other compounds can be present in agricultural materials. If hemp used in Ayr’s products is found to exceed the permitted limits, those products may need to be destroyed, which may have a material adverse effect on Ayr’s business or financial condition.

Management of growth may prove to be difficult.

Ayr may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Ayr to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of Ayr to deal with this growth may result in a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr may be subject to the risks of leverage.

Ayr utilizes leverage in connection with Ayr’s investments in the form of secured or unsecured indebtedness (including the 2026 Notes). Although Ayr seeks to use leverage in a manner it believes is prudent, such leverage increases the exposure of an investment to adverse economic factors such as downturns in the economy or deterioration in the condition of the investment. If Ayr defaults on secured indebtedness (including the 2026 Notes), the lender may foreclose and Ayr could lose its entire investment in the security for such loan. If Ayr defaults on unsecured indebtedness, the terms of the loan may require Ayr to repay the principal amount of the loan and any interest accrued thereon in addition to heavy penalties that may be imposed. Because Ayr may engage in financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss.

As a result, Ayr could lose its interest in performing investments in the event such investments are cross-collateralized with poorly performing or non-performing investments. In addition to leveraging Ayr’s investments, Ayr may borrow funds in its own name for various purposes, and may withhold or apply from distributions amounts necessary to repay such borrowings. The interest expense and such other costs incurred in connection with such borrowings may not be recovered by income from investments purchased by Ayr. If investments fail to cover the cost of such borrowings, the value of the investments held by Ayr would decrease faster than if there had been no such borrowings. Additionally, if the investments fail to perform to expectation, the interests of investors in Ayr could be subordinated to such leverage, which will compound any such adverse consequences.

Risks related to the difficulty of attracting and retaining personnel.

Ayr’s success depends to a significant degree upon its ability to attract, retain and motivate highly skilled and qualified personnel. Failure to attract and retain necessary technical personnel, sales and marketing personnel and skilled management could adversely affect Ayr’s business. Qualified individuals within the cannabis industry are in high demand and Ayr may incur significant costs to attract and retain qualified management personnel, or be unable to attract or retain personnel necessary to operate or expand Ayr’s business. If Ayr fails to attract, train and retain sufficient numbers of these highly qualified people, its prospects, business, financial condition and results of operations will be materially and adversely affected.

Co-investment risk in terms of control over Ayr’s investments.

Ayr has co-invested and may continue to co-invest in one or more investments with certain strategic investors and/or other third parties through joint ventures or other entities, which parties in certain cases may have different interests or superior rights to those of Ayr. Although it is Ayr’s intent to retain control and other superior rights over Ayr’s investments, under certain circumstances it may be possible that Ayr relinquishes such rights over certain of its investments and, therefore, may have a limited ability to protect its position therein. In addition, even when Ayr does maintain a control position with respect to its investments, Ayr’s investments may be subject to typical risks associated with third-party involvement, including the possibility that a third-party may have financial difficulties resulting in a negative impact on such investment, may have economic or business interests or goals that are inconsistent with those of Ayr, or may be in a position to take (or block) action in a manner contrary to Ayr’s objectives. Ayr may also, in certain circumstances, be liable for the actions of its third-party partners or co-investors. Co-investments by third parties may or may not be on substantially the same terms and conditions as Ayr, and such different terms may be disadvantageous to Ayr.

Liabilities arising from Ayr’s website accessibility.

Internet websites are visible by people everywhere, not just in jurisdictions where the activities described therein are considered legal. As a result, to the extent Ayr sells services or products via web-based links targeting only jurisdictions in which such sales or services are compliant with State law, Ayr may face legal action in other jurisdictions which are not the intended object of any of Ayr’s marketing efforts for engaging in any web-based activity that results in sales into such jurisdictions deemed illegal under applicable laws.

Ayr is subject to the costs of being a public company.

As a public issuer, Ayr is subject to the reporting requirements and rules and regulations under the applicable Canadian securities laws and rules of any stock exchange on which Ayr’s securities may be listed from time to time. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase Ayr’s legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on its personnel, systems and resources, which could adversely affect its business and financial condition.

Certain remedies may be limited to Ayr.

Pursuant to its governing documents, Ayr and the shareholders of Ayr may be prevented from recovering damages for alleged errors or omissions made by the members of the Board and the Company’s officers. Ayr’s governing documents also provide that Ayr will, to the fullest extent permitted by law, indemnify members of the Board and the Company’s officers for certain liabilities incurred by them by virtue of their acts on behalf of Ayr.

Ayr may have difficulty enforcing judgments and effecting service of process on directors and officers.

The directors and officers of Ayr reside outside of Canada. Most or all of the assets of such persons may be located outside of Canada. Therefore, it may not be possible for Ayr shareholders to collect or to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable Canadian securities laws against such persons. Moreover, it may not be possible for Ayr shareholders to effect service of process within Canada upon such persons.

Past performance is not indicative of future results.

The prior investment and operational performance of any of the Company’s businesses are not indicative of the future operating results of Ayr. There can be no assurance that the historical operating results achieved by any of the Company’s businesses or their affiliates will be achieved by Ayr, and Ayr’s performance may be materially different.

Financial projections may prove materially inaccurate or incorrect.

Any Ayr financial estimates, projections and other forward-looking information or statements included in this AIF were prepared by Ayr without the benefit of reliable historical industry information or other information customarily used in preparing such estimates, projections and other forward-looking information or statements. Such forward-looking information or statements are based on assumptions of future events that may or may not occur, which assumptions may not be disclosed in this AIF. Ayr shareholders should inquire of Ayr and become familiar with the assumptions underlying any estimates, projections or other forward-looking information or statements. Projections are inherently subject to varying degrees of uncertainty and their achievability depends on the timing and probability of a complex series of future events. There is no assurance that the assumptions upon which these projections are based will be realized. Actual results may differ materially from projected results for a number of reasons including increases in operation expenses, changes or shifts in regulatory rules, undiscovered and unanticipated adverse industry and economic conditions, and unanticipated competition. Accordingly, Ayr shareholders should not rely on any projections to indicate the actual results Ayr might achieve.

Ayr may not pay dividends.

Ayr does not anticipate paying any dividends on the Equity Shares in the foreseeable future. Dividends paid by Ayr would be subject to tax and, potentially, withholdings. See “Dividends”.

Ayr may be vulnerable to attacks on privacy systems, cyber-attacks and security of sensitive information.

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. Throughout the Company’s operations, the Company receives, retains and transmits certain confidential information, including personally identifiable information that Ayr’s customers provide to purchase products or services, interact with the Company’s personnel, or otherwise communicate with Ayr.

A privacy breach may occur through procedural or process failure, IT malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly customer lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on Ayr’s business, financial condition and results of operations. Ayr has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future.

The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property or interference with our IT systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, loss of employee confidence, violation of privacy laws, loss of customers, potential liability and competitive disadvantage. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices is designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, Ayr may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Ayr may be vulnerable to risks related to maintaining cash deposits in excess of federally insured limits.

We maintain domestic cash deposits in Federal Deposit Insurance Corporation (“FDIC”) insured banks that exceed the FDIC insurance limits. Bank failures, events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. There can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the United States government, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions, or by acquisition in the event of a failure or liquidity crisis.

For example, on March 10, 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation, which appointed the FDIC as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. Although we do not have any accounts at or business relationships with these banks, we may be negatively impacted by other disruptions to the United States banking system caused by these or similar developments and due to the fact that most banks and other financial institutions have not been willing to provide banking services to cannabis-related businesses, where available, we tend to rely upon smaller, regional banks and may be negatively impacted by other disruptions to the United States banking system caused by these or similar developments. The failure of a bank, or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, could adversely impact our liquidity and financial performance.

Market and Economy Risks

Ayr may be vulnerable to currency exchange fluctuations.

Due to Ayr’s present operations in the United States, and its intention to continue future operations outside Canada, Ayr is expected to be exposed to significant currency fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Currently, all of Ayr’s revenue is earned in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on Ayr’s business, financial position or results of operations or prospects.

Ayr may be subject to market price volatility risks.

The market price of the Equity Shares may be subject to wide fluctuations in response to many factors, including variations in the operating results of Ayr, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for Ayr, general economic conditions, legislative changes, and other events and factors outside of Ayr’s control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Equity Shares.

There may be restrictions on the market for the Equity Shares.

Notwithstanding that the Equity Shares are listed on the CSE, various regulatory regimes in the United States forbid the transfer of such Equity Shares in quantities that exceed published thresholds without receiving advanced approval of the State regulators. Failure to obtain approval may result in Ayr’s licenses in that State being revoked.

There is a limited market for the Equity Shares.

Notwithstanding that the Equity Shares are listed on the CSE, there can be no assurance that an active and liquid market for such Equity Shares will develop or be maintained and an Ayr shareholder may find it difficult to resell any securities of Ayr.

Ayr may be subject to the risks posed by sales by existing Ayr shareholders.

Sales of a substantial number of Equity Shares in the public market could occur at any time by existing holders of such Equity Shares. These sales, or the market perception that the holders of a large number of Equity Shares intend to sell Equity Shares, could reduce the market price of the Equity Shares. If this occurs and continues, it could impair Ayr’s ability to raise additional capital through the sale of securities.

Global financial conditions and the future economic shocks may impair Ayr’s financial condition.

Following the onset of the credit crisis in 2007-2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises.

Future economic shocks may be precipitated by a number of causes, including a rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact Ayr’s ability to obtain equity or debt financing in the future on terms favorable to Ayr. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Ayr’s operations and financial condition could be adversely impacted. See Note 9, 10 and 11 to the Company’s consolidated financial statements for the years ended December 31, 2024 and 2023 regarding the Company’s impairment charges and analysis.

Furthermore, general market, political and economic conditions, including, for example, inflation, interest and currency exchange rates, structural changes in the cannabis industry, supply and demand for commodities, political developments, legislative or regulatory changes, social or labor unrest and stock market trends will affect Ayr’s operating environment and its operating costs, profit margins and share price. Any negative events in the global economy could have a material adverse effect on Ayr’s business, financial condition, results of operations or prospects.

Ayr is exposed to changes in interest rates.

The Company is exposed to interest rate risk from fluctuations in interest rates which could adversely affect the operations or financial performance of the Company. Ayr is exposed to changes in market interest rates on cash, cash equivalents, bank indebtedness and long- term debt. Debt issued at variable rates expose the Company to cash flow interest rate risk. Debt issued at fixed rates exposes the Company to fair value interest rate risk. Ayr’s borrowings, current and future, will require interest payments and need to be repaid or refinanced, which could require the company to divert funds identified for other purposes to debt service and could create additional cash demands or impair its liquidity position and add financial risk. Diverting funds identified for other purposes for debt service may adversely affect business and growth prospects.

Ayr is exposed to high levels of inflation.

High levels of inflation could adversely affect consumer spending patterns and results in a reduction in consumption of cannabis products, including Ayr’s products. These conditions could also worsen cash flows, liquidity and access to capital for Ayr and cause other financial hardships for the Company and its suppliers, distributors, retailers and clients, thereby adversely impacting Ayr’s ability to produce and distribute its products.

Ayr’s profitability can be adversely affected to the extent it is faced with cost increases for wages and other labor-related expenses, insurance, and utilities, especially to the extent it is unable to recover such increased costs through increases in the prices for its services, due to one or more of general economic conditions, competitive conditions or contractual provisions in contracts.

Environmental Risks

Ayr may be subject to significant environmental regulations and risks.

Ayr’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors (or the equivalent thereof) and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Ayr’s operations.

Government approvals and permits are currently, and may in the future, be required in connection with Ayr’s operations. To the extent such approvals are required and not obtained, Ayr may be curtailed or prohibited from its proposed production of medical marijuana or from proceeding with the development of its operations as currently proposed.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Ayr may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing the production of medical marijuana, or more stringent implementation thereof, could have a material adverse impact on Ayr and cause increases in expenses, capital expenditures or production costs or reduction in levels of production or require abandonment or delays in development. The cost of compliance with changes in governmental regulations has the potential to reduce the imposition of fines or penalties as well as criminal charges against the Company for violations of applicable laws or regulations.

Ayr may be subject to unknown environmental risks.

There can be no assurance that Ayr will not encounter hazardous conditions at the facilities where it operates its businesses, such as asbestos or lead, in excess of expectations that may delay the development of its businesses. Upon encountering a hazardous condition, work at the facilities of Ayr may be suspended. The presence of other hazardous conditions may require significant expenditure of Ayr’s resources to correct the condition. Such conditions could have a material impact on the investment returns of Ayr.

Ayr may be adversely affected by climate change and climate change regulations.

Climate change is occurring around the world and may impact Ayr’s business in numerous ways. Such change could impact the price of raw materials and packaging. Rising temperatures and increased frequency of extreme weather, such as storms, hurricanes, floods, and droughts could cause increased disruption to the production and distribution of the Company’s products and have an adverse impact on consumer demand and spending. Severe weather conditions may also occur with higher frequency or may be less predictable in the future due to the effects of climate change.

Legislative and regulatory authorities in North America and internationally will likely continue to consider numerous measures related to climate change and greenhouse gas emissions. In order to produce, manufacture and distribute products, Ayr and its suppliers will need to use fuels, electricity and various other inputs that results in the release of greenhouse gas emissions. Concerns about the environmental impacts of greenhouse gas emissions and global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact Ayr’s operations. The Company may not be able to pass any resulting cost increases along to its customer base. Any enactment of laws or passage of regulations regarding greenhouse gas emissions or other climate change legislation in North America or any other international jurisdiction where the Company conducts business could adversely affect its financial condition and results of operations.

While the Company has insurance policies in place that may cover some of the costs associated with extreme weather events and fires, it is possible such policies will not fully cover the damages and impacts associated with such events. The cost of such insurance coverage may become increasingly more expensive and such policies may be subject to limitations in the future, in which case the Company may bear more or all of the costs associated with extreme weather events and fires.

Tax Risks

Dual tax residence of Ayr.

Ayr is and will continue to be treated as a U.S. corporation for U.S. federal income tax purposes under section 7874(b) of the United States Internal Revenue Code of 1986, as amended (the “Code”) (although no tax ruling has been sought or obtained in this regard). As a result, Ayr is and will continue to be considered a U.S. domestic corporation for U.S. federal income tax purposes and therefore subject to U.S. federal income tax on its worldwide income. For Canadian tax purposes, however, Ayr is and will continue to be treated as a Canadian resident company (as defined in the Income Tax Act (Canada), as amended from time to time, including the regulations thereunder) for Canadian federal income tax purposes. Consequently, Ayr is and will continue to be subject to income tax both in Canada and the U.S., which could have a material adverse effect on its financial condition and results of operations.

The deduction of certain expenses of Ayr may be restricted.

As the Company operates in the cannabis industry, the Company is subject to the limits of Section 280E of the United States Internal Revenue Code (“Section 280E”), under which the Company is generally only allowed to deduct expenses directly related to the cost of goods sold. The U.S. Internal Revenue Service (“IRS”) has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold (“COGS”), the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Ayr’s income tax obligations under Section 280E of the Code are typically substantially higher as compared to companies to which Section 280E does not apply. Section 280E essentially requires Ayr to pay federal, and as applicable, state income taxes on gross profit, which presents a significant financial burden that increases Ayr’s net loss and may make it more difficult for Ayr to generate net profit and cash flow from operations in future periods. In addition, to the extent that the application of Section 280E creates a financial burden on contract counterparties, such burdens may impact the ability of such counterparties to make full or timely payment to Ayr, which would also have a material adverse effect on Ayr’s business. This would change if cannabis were to be rescheduled under Schedule III of the CSA. In addition, certain states, including Connecticut, Illinois, Massachusetts and New Jersey, do not conform to Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.

Tax Risks Related to Controlled Substances and Section 280E.

If Ayr’s tax filing positions were to be challenged by federal, state and local or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions. We record reserves for unrecognized tax benefits based on our assessment of the probability of successfully sustaining tax filing positions. Management exercises significant judgment when assessing the probability of successfully sustaining tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If Ayr’s tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts or we may be required to reduce the carrying amount of our net deferred tax asset, either of which result could be significant to our financial condition or results of operations.

Dividends paid by Ayr may be subject to withholding tax.

It is unlikely that Ayr will pay any dividends on the Equity Shares in the foreseeable future. However, dividends received by holders who are residents of Canada for purpose of the Tax Act will be subject to U.S. withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States Tax Convention (1980) as amended. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by U.S. shareholders will not be subject to U.S. withholding tax but will be subject to Canadian withholding tax. Dividends paid by Ayr will be characterized as U.S. source income for purposes of the foreign tax credit rules under the Code. Accordingly, U.S. shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

Dividends received by shareholders that are neither Canadian nor U.S. shareholders will be subject to U.S. withholding tax and will also be subject to Canadian withholding tax. These dividends may not qualify for a reduced rate of U.S. withholding tax under any income tax treaty otherwise applicable to a shareholder of Ayr, subject to examination of the relevant treaty. These dividends may however qualify for a reduced rate of Canadian withholding tax under any income tax treaty otherwise applicable to a shareholder of Ayr, subject to examination of the relevant treaty.

The transfer of Equity Shares may be subject to U.S. estate and generation-skipping transfer tax.

Because the Equity Shares will be treated as shares of a U.S. domestic corporation, the U.S. estate and generation-skipping transfer tax rules generally may apply to a non-U.S. holder of Equity Shares. Each shareholder should seek tax advice, based on such shareholder’s particular facts and circumstances, from an independent tax advisor.

Recent and proposed legislation in the United States Congress, including changes in United States tax law, may adversely impact Ayr and the value of the Equity Shares.

Changes to United States tax laws (which changes may have retroactive application) could adversely affect Ayr or holders of Equity Shares. In recent years, many changes to U.S. federal income tax laws have been proposed and made, and additional changes to United States federal income tax laws are likely to continue to occur in the future.

The United States Congress continuously considers numerous items of legislation which may be enacted prospectively or with retroactive effect, which legislation could adversely impact Ayr’s financial performance and the value of the Equity Shares. In particular, legislation known as the Inflation Reduction Act, passed in 2022, created some significant corporate tax law changes.

Among other changes, the Inflation Reduction Act enacted a new corporate alternative minimum tax (CAMT) imposing a 15% minimum tax on the adjusted financial statement income of large corporations for taxable years after December 31, 2022. This new CAMT generally applies to large corporations with average annual financial statement income exceeding $1 billion. The United States Internal Revenue Service has issued Notice 2023-97, which provides interim guidance pending the issuance of proposed regulations implementing the CAMT. In particular, Notice 2023-97 clarifies which corporations are subject to the CAMT and how it is calculated. Existing guidance is subject to change, and final regulations are forthcoming.

The CAMT may result in greater U.S. tax liabilities for Ayr, which could negatively impact the value of the Equity Shares. In addition, the impact of further changes to guidance, regulations, or other United States tax laws will remain uncertain.

EACH SHAREHOLDER SHOULD SEEK TAX ADVICE, BASED ON SUCH SHAREHOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

DIVIDENDS

The Company has not paid any cash dividends on its shares to date and does not anticipate paying any dividends in the foreseeable future. Common Shares and Multiple Voting Shares would be entitled to dividends on an equal per share basis, if, as and when declared by the Board.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Multiple Voting Shares and an unlimited number of Equity Shares, each without nominal or par value. The Equity Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

On December 3, 2020, the Company amended its constating documents (the “Capital Structure Amendments”) to, among other things, (i) create and set the terms of the Restricted Voting Shares and Limited Voting Shares, including applying coattail terms to such shares similar to those applicable to the Common Shares as more particularly described below, and (ii) amend the terms of the existing Multiple Voting Shares and Common Shares (then, the “subordinate voting shares”), including by amending the requirements in respect of who may hold Common Shares. The Company implemented the Capital Structure Amendments in order to seek to maintain its “foreign private issuer” (“FPI”) status under U.S. securities laws and thereby avoid a commensurate material increase in its ongoing costs. This has been accomplished by implementing a mandatory conversion mechanism in the Company’s share capital to decrease the number of shares eligible to be voted for directors of the Company if the Company’s FPI Threshold (as defined below) is exceeded. Each of the classes of Equity Shares is, as further described below, economically identical and mandatorily inter-convertible (continuously and without formality) based on (i) the holder’s status as a U.S. Person or Non-U.S. Person (each as defined below), and (ii) the status of the Company’s FPI Threshold. The Capital Structure Amendments were approved at the Company’s annual general and special meetings of shareholders on November 4, 2020 by, inter alia, a majority of the minority holders of Common Shares (then, the “subordinate voting shares”) (i.e., other than those held by holders of Multiple Voting Shares and other persons not permitted to vote thereon under Ontario Securities Commission Rule 56-501 – Restricted Shares).

On June 24, 2021, at the annual and special meetings of the shareholders of the Company, a special resolution of all of the holders of the Equity Shares, and Multiple Voting Shares, voting together as if they were a single class of shares, was passed to amend and restate the Company’s articles in order to revise certain defined terms to better reflect applicable statutory provisions and to make certain other administrative changes.

The Company has received exemptive relief from the Canadian securities regulatory authorities such that, inter alia, each class of Equity Shares may be aggregated for the purposes of certain securities law reporting thresholds, including in respect of certain take-over bid and issuer bid rules and the early warning requirements under National Instrument 62-104 - Take-Over Bid and Issuer Bids (“NI 62-104”). See “Exemptions”.

The following description summarizes the material terms of Ayr’s share capital. This summary is not exhaustive and is qualified in its entirety by reference to Ayr’s articles, which is filed on SEDAR+ at www.sedarplus.ca.

As of December 31, 2024, the Company had the following Equity Shares, or securities convertible, exercisable or exchangeable into Equity Shares, outstanding:

Equity Shares	108,759,747
Multiple Voting Shares	—
Exchangeable Shares	8,013,860
Anti-Dilutive Warrants	23,033,229

Equity Shares

Exercise of Voting Rights

The holders of each class of Equity Shares will be entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they will not be able to vote (but will be entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA, and except that holders of Limited Voting Shares will not be entitled to vote for the election of directors. The Common Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company. The Equity Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws.

In connection with any Change of Control Transaction (as defined below) requiring approval of all classes of Shares under the BCBCA, holders of the Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Common Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

For purposes herein, a “Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Company, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in (i) the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its direct or indirect parent) more than fifty percent (50%) of the total voting power of the voting securities of the Company, the continuing entity or its direct or indirect parent, and more than fifty percent (50%) of the total number of outstanding shares of the Company, the continuing entity or its direct or indirect parent, in each case as outstanding immediately after such transaction, and (ii) the shareholders of the Company immediately prior to the transaction owning voting securities of the Company, the continuing entity or its direct or indirect parent immediately following the transaction in substantially the same proportions (vis-a-vis each other) as such shareholders owned the voting securities of the Company immediately prior to the transaction (provided that in neither event shall the exercise of any exchangeable shares of a subsidiary of the Company that are exchangeable into shares of the Company be taken into account in such determination).

Notwithstanding the foregoing, the holders of Common Shares, Restricted Voting Shares and Limited Voting Shares, as applicable, are each entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles, which would: (i) adversely affect the rights or special rights of the holders of Common Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable (including an amendment to the terms of the Company’s articles which provide that any Multiple Voting Shares sold or transferred to a person that is not a Permitted Holder (as defined in the Company’s articles) shall be automatically converted into Common Shares and/or Restricted Voting Shares, as applicable); (ii) affect the holders of the Shares differently, on a per share basis; or (iii) except as otherwise set forth in the Company’s articles, as amended, create any class or series of shares ranking equal to or senior to the Common Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Common Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable.

As long as any Common Shares remain outstanding, the Company will not, without the consent of the holders of the Common Shares by separate special resolution alter or amend the Company’s articles if the result would (i) prejudice or interfere with any right or special right attached to the Common Shares, or (ii) affect the rights or special rights of holders of the Common Shares or Multiple Voting Shares on a per share basis, as provided in the Company’s articles.

Dividends

Holders of Equity Shares are entitled to receive, as and when declared by the Board, dividends in cash or property of the Company. No dividend will be declared or paid on any class of Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on all classes of Shares then issued and outstanding. Each class of Equity Shares shall rank equally with the other classes of Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Common Shares, Restricted Voting Shares and Limited Voting Shares shall receive Common Shares, Restricted Voting Shares and Limited Voting Shares, respectively, unless otherwise determined by the Board, provided an equal number of shares is declared as a dividend or distribution on a per-share basis, without preference or distinction, in each case.

Subdivision or Consolidation

No subdivision or consolidation of any class of Equity Shares shall occur unless simultaneously, all other classes of Shares are subdivided or consolidated or otherwise adjusted in the same manner so as to maintain and preserve the relative rights of the holders of each of the classes of Shares.

Liquidation, Dissolution or Winding-Up

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company for the purposes of a dissolution or winding-up of the Company, the holders of Common Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Common Shares, to receive the Company’s remaining property and are entitled to share equally, on a share for share basis, with all other classes of Shares in all distributions of such assets.

Rights to Subscribe; Pre-Emptive Rights

The holders of Equity Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

Conversion

For the purposes of the Equity Shares, (i) a “U.S. Person” means resident of the United States, and a “Non-U.S. Person” is any person who is not a U.S. Person, and (ii) “held of record” has the meaning set forth in Rule 12g5-1 of the U.S. Exchange Act. Person. Under the Company’s articles, where Common Shares are held of record, directly or indirectly, or jointly by (i) one or more U.S. Persons, and (ii) one or more Non-U.S. Persons, such Common Shares shall be deemed to be held of record by a U.S. Person. At the request of the Company, beneficial shareholders and actual or proposed transferees are required to respond to enquiries regarding their status as U.S. Persons or Non-U.S. Persons, and are required to provide declarations or other documents with respect thereto, as may be necessary or desirable, in the discretion of the Company, failing which they would, in the Company’s discretion, be deemed to be U.S. Persons.

If, at any given time, the Common Shares are held of record by U.S. Persons, they will be automatically converted, without further act or formality, on a one-for-one basis into Restricted Voting Shares. If, at any given time, the Restricted Voting Shares or the Limited Voting Shares are held of record by Non-U.S. Persons, they will be automatically converted, without further act or formality, on a one-for-one basis into Common Shares.

Notwithstanding the foregoing, if, at any given time, the total number of Restricted Voting Shares represents a number equal to or in excess of the formulaic threshold set forth below (the “FPI Threshold”), then the minimum number of Restricted Voting Shares required to stay within the FPI Threshold will be automatically converted, without further act or formality, on a pro rata basis across all registered holders of Restricted Voting Shares (rounded up to the next nearest whole number of shares), on a one-for-one basis, into Limited Voting Shares:

(0.50 x Aggregate Number of Multiple Voting Shares, Common Shares and Restricted Voting Shares) – (Aggregate Number of Multiple Voting Shares held, beneficially owned or controlled by U.S. Persons)

If, at any given time, the total number of Restricted Voting Shares represents a number below the FPI Threshold, then a number of Limited Voting Shares will be automatically converted, without further act or formality, on a pro rata basis across all registered holders of Limited Voting Shares (rounded down to the next nearest whole number of shares), on a one-for-one basis, into Restricted Voting

Shares, to the maximum extent possible such that the Restricted Voting Shares then represent a number of Shares that is one share less than the FPI Threshold.

The Company has received exemptive relief from the Canadian securities regulatory authorities such that, inter alia, each class of Equity Shares may be aggregated for the purposes of certain securities law reporting thresholds, including in respect of certain take-over bid and issuer bid rules and the early warning requirements under NI 62-104. See “Exemptions”.

If an offer is made to purchase any class of Shares (other than a class of Equity Shares) and such offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which such Shares that are subject to the offer are then listed, to be made to all or substantially all the holders of such Shares in a given province of Canada to which these requirements apply (assuming that the offeree was a resident in Ontario), each Common Share, Restricted Voting Share and/or Limited Voting Share shall become convertible, at the option of the holder, on a one-for-one basis, into such class of Shares that are subject to the offer, at any time while such offer is in effect until the date prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to such offer. The conversion right may only be exercised in respect of Common Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, for the purpose of depositing the resulting Shares pursuant to the offer, and for no other reason, including with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Common Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, notwithstanding their conversion. The transfer agent is required to deposit the resulting Shares pursuant to such offer on behalf of such holder.

Should the applicable Shares issued upon such conversion and tendered in response to such offer be withdrawn by shareholders of the Company or not taken up by the offeror, or should the offer be abandoned or withdrawn, then each Share resulting from such conversion shall be automatically reconverted, without any further act on the part of the Company or on the part of the holder, into one Common Share, Restricted Voting Share or Limited Voting Share, as applicable.

Constraints on Share Ownership

Subject to certain specified exceptions set out in the Company’s articles, as amended, (i) the Common Shares may only be held of record by Non-U.S. Persons, and (ii) the Restricted Voting Shares and Limited Voting Shares may only be held of record by U.S. Persons.

Renamed as Common Shares

At the effective time of the Automatic Conversion, the subordinate voting shares of the Company were henceforth renamed and referred to as “Common Shares”.

Multiple Voting Shares

Exercise of Voting Rights

The holders of Multiple Voting Shares will be entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they will not be able to vote (but will be entitled to receive notice of, to attend (if applicable, virtually) and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the BCBCA. The Multiple Voting Shares carry 25 votes per share.

In connection with any Change of Control Transaction requiring approval of the holders of all classes of Shares under the BCBCA, holders of the Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Multiple Voting Shares or their proxyholders in respect of a resolution approving such Change of Control Transaction, voting separately as a class at a meeting of the holders of that class called and held for such purpose.

Notwithstanding the foregoing, the holders of Multiple Voting Shares shall be entitled to vote as a separate class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Company’s articles which would: (i) adversely affect the rights or special rights of the holders of Multiple Voting Shares (including an amendment to the terms of the Company’s which provide that any Multiple Voting Shares sold or transferred to a person that is not a Permitted Holder (as defined in the Company’s articles) shall be automatically converted into Common Shares or Restricted Voting Shares); or (ii) affect the holders of the Multiple Voting Shares and Common Shares, Restricted Voting Shares and/or Limited Voting Shares, as applicable, differently, on a per share basis; or (iii) except as otherwise set forth in the Company’s, create any class or series of shares ranking equal to or senior to the Multiple Voting Shares; and in each case such alteration, repeal or amendment shall not be effective unless a resolution in respect thereof is approved by a majority of the votes cast by holders of outstanding Multiple Voting Shares.

Dividends

Holders of Multiple Voting Shares shall be entitled to receive, as and when declared by the Board, dividends in cash or property of the Company. No dividend will be declared or paid on any class of Equity Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on a per share basis) on the Multiple Voting Shares. The Multiple Voting Shares shall rank equally with the Equity Shares as to dividends on a share-for-share basis, without preference or distinction. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board, provided an equal number of shares is declared as a dividend or distribution on a per-share basis, without preference or distinction, in each case.

Subdivision or Consolidation

No subdivision or consolidation of the Multiple Voting Shares shall occur unless simultaneously each class of Equity Shares is subdivided or consolidated or otherwise adjusted in the same manner so as to maintain and preserve the relative rights of the holders of the Multiple Voting Shares and the Equity Shares.

Liquidation, Dissolution or Winding-Up

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company for the purposes of a dissolution or winding-up of the Company, the holders of Multiple Voting Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Multiple Voting Shares, to receive the Company’s remaining property and are entitled to share equally, on a share for share basis, with the Common Shares in all distributions of such assets.

Rights to Subscribe; Pre-Emptive Rights

The holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of shares, or bonds, debentures or other securities of the Company now or in the future.

Conversion

All of the issued and outstanding Multiple Voting Shares were automatically converted, on a one-for-one basis, into Common Shares or Restricted Voting Shares, as applicable, in connection with the Automatic Conversion.

Compliance Provisions

The Company’s notice of articles and articles contain, in respect of the Equity Shares and Multiple Voting Shares, certain provisions to facilitate compliance with applicable regulatory and/or licensing regulations (the “Compliance Provisions”). The Compliance Provisions include a combination of certain remedies such as an automatic suspension of voting and/or dividend rights, a discretionary right to force a share transfer to a third party and/or a discretionary redemption right in favour of Ayr, in each case to seek to ensure that Ayr and its subsidiaries are able to comply with applicable regulatory and licensing regulations. The purpose of the Compliance Provisions is to provide Ayr with a means of protecting itself from having a shareholder, or as determined by the Board, a group of shareholders acting jointly or in concert, with an ownership interest of, whether of record or beneficially (or having the power to exercise control or direction over) (“Owning or Controlling”), five percent (5%) or more of the issued and outstanding Shares, or such other number as is determined by the Board from time to time, and: (i) who a governmental authority granting licenses to, or otherwise governing the operations of, Ayr or its subsidiaries has determined to be unsuitable to own Shares; (ii) whose ownership of Shares may reasonably result in the loss, suspension or revocation (or similar action) with respect to any licenses or permits relating to Ayr’s or its subsidiaries’ conduct of business (being the conduct of any activities relating to the cultivation, manufacturing and dispensing of cannabis and cannabis-derived products in the United States, which include the owning and operating of cannabis licenses) or in Ayr being unable to obtain any new licenses or permits in the normal course, all as determined by the Board; or (iii) who have not been determined by the applicable regulatory authority to be an acceptable person or otherwise have not received the requisite consent of such regulatory authority to own the Shares, in each case within a reasonable time period acceptable to the Board or prior to acquiring any Shares (in each case, an “Unsuitable Person”). The ownership restrictions in Ayr’s notice of articles and articles are also subject to an exemption for applicable depositaries and clearing houses as well as underwriters (as defined in the Securities Act (Ontario)) in the course of a distribution of securities of Ayr.

Notwithstanding the foregoing, the Compliance Provisions provide that any shareholder (or group of shareholders acting jointly or in concert) proposing to Own or Control five percent (5%) or more of the issued and outstanding Shares (or such other number as is determined by the Board from time to time) will be required to provide not less than 30 days’ advance written notice to Ayr by mail sent to Ayr’s registered office to the attention of Louis Karger, the Company’s corporate secretary (the “Corporate Secretary”), and to obtain all necessary regulatory approvals. Upon any such shareholder(s) Owning or Controlling five percent (5%) or more of the issued and outstanding Shares (or such other number as is determined by the Board from time to time), and having not received the requisite approval of any applicable regulatory authority to own the Shares, the Compliance Provisions will provide: (i) that such shareholder(s) may, in the discretion of the Board, be prohibited from exercising any voting rights and/or receiving any dividends from Ayr, unless and until all requisite regulatory approvals are obtained; and (ii) Ayr with a right, but not the obligation, at its option, upon notice to the Unsuitable Person, to: (A) redeem any or all Shares directly or indirectly held by an Unsuitable Person; and/or (B) forcibly transfer any or all Shares directly or indirectly held directly or indirectly by an Unsuitable Person to a third party. Such rights are required in order for Ayr to comply with regulations in various jurisdictions where Ayr or its subsidiaries conduct business or are expected to conduct business.

Upon receipt by the holder of a notice to redeem or to transfer any or all of its Shares, the holder will be entitled to receive, as consideration therefor, no less than 95% of the lesser of: (i) the closing price of the Equity Shares on the CSE (or the then principal exchange on which Ayr’s securities are quoted for trading) on the trading day immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified date); and (ii) the five-day volume weighted average price of the Equity Shares on the CSE (or the then principal exchange on which CSAC’s securities are quoted for trading) for the five trading days immediately prior to the closing of the redemption or transfer (or the average of the last bid and last asking prices if there was no trading on the specified dates).

Further, a holder of Shares is prohibited from acquiring five percent (5%) or more of the issued and outstanding Shares, directly or indirectly, in one or more transactions, without providing 30 days’ advance written notice to Ayr by mail sent to Ayr’s registered office to the attention of the Corporate Secretary. The foregoing restriction will not apply to the ownership, acquisition or disposition of Shares as a result of: (i) transfer of Shares occurring by operation of law including, inter alia, the transfer of Shares to a trustee in bankruptcy, (ii) an acquisition or proposed acquisition by one or more underwriters who hold Shares for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with the foregoing restriction, or (iii) conversion, exchange or exercise of securities issued by Ayr or a subsidiary into or for Shares in accordance with their respective terms. If the Board reasonably believes that any such holder of the Shares may have failed to comply with the foregoing restrictions, Ayr may apply to the Supreme Court of British Columbia, or any other court of competent jurisdiction, for an order directing that such shareholder disclose the number of Shares directly or indirectly held.

Ayr may not be able to exercise such rights in full or at all, including its redemption rights. Under the BCBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that the company is unable to pay its liabilities as they become due in the ordinary course of its business or if making the payment of the redemption price or providing the consideration would cause the company to be unable to pay its liabilities as they become due in the ordinary course of its business. Furthermore, Ayr may become subject to contractual restrictions on its ability to redeem its Shares by, for example, entering into a secured credit facility subject to such restrictions. In the event that restrictions prohibit Ayr from exercising its redemption rights in part or in full, Ayr will not be able to exercise its redemption rights absent a waiver of such restrictions, which Ayr may not be able to obtain on acceptable terms or at all.

Warrants

Anti-Dilutive Warrants

There were 23,033,229 Anti-Dilutive Warrants to purchase the same number of Equity Shares issued and outstanding as of December 1, 2024. The Anti-Dilutive Warrants were issued in connection with the Arrangement and are listed on the CSE under the trading symbol “AYR.WT.U”. The Anti-Dilutive Warrants are exercisable at $2.12 per share until February 7, 2026 and are only exercisable by non-U.S. persons and accredited investors as such terms are defined under applicable United States securities laws. See “General Development of the Business – Subsequent Developments – Completion of Previously Announced Debt Restructuring”.

Debt Securities

Pursuant to the Arrangement, 100% of the 2024 Notes, in an aggregate principal amount of $243.25 million, were assigned by the Senior Noteholders to Ayr Wellness Canada, a wholly owned subsidiary of the Company, in exchange for the 2026 Exchange Notes, which obligations were guaranteed by the Company and each of the Company’s other direct and indirect subsidiaries and secured by all or substantially all of the assets and properties of Ayr Wellness Canada, the Company and each guaranteeing subsidiary, subject to certain exemptions. In addition, a Senior Noteholder, inter alia, subscribed for $50 million aggregate principal amount of Additional 2026 Notes, issued at a 20% original issue discount (resulting in $40 million of gross proceeds to the Company). The 2026 Notes pay interest of 13.0% per annum (semi-annually) and mature on December 10, 2026. The Company wound-up Ayr Wellness Canada on March 31, 2024, pursuant to which all of the assets and liabilities of Ayr Wellness Canada, including the 2026 Notes, became the assets and liabilities of the Company. Upon completion of same, the 2024 Notes were cancelled and the 2026 Notes became direct obligations of the Company. See “General Development of the Business – Subsequent Developments – Completion of Previously Announced Debt Restructuring”.

MARKET FOR SECURITIES

Trading Price and Volume

As of December 31, 2024, being the last trading day of the year ended December 31, 2024, the closing price of the Equity Shares on the CSE was C$0.65. As of March 20, 2025, the closing price of the Equity Shares and the Anti-Dilutive Warrants on the CSE was C$0.235 and US$0.020, respectively.

The Equity Shares and Anti-Dilutive Warrants are currently listed on the CSE under the trading symbols “AYR.A” and “AYR.WT.U”, respectively. The Equity Shares are quoted on the OTCQX under the symbol “AYRWF”.

The 2024 Notes began trading on the CSE on April 21, 2021 under the symbol “AYR.NT.U” and were delisted on February 7, 2024 following completion of the Arrangement. The Multiple Voting Shares and the Mercer Warrants, while outstanding, were unlisted.

Equity Shares

The following table sets forth information relating to the price range and volume traded for the Equity Shares (AYR.A) on a monthly basis for each month in the fiscal year ended December 31, 2024 in which the Equity Shares were listed for trading:

	High Price	Low Price
Month	(C$)	(C$)	Traded Volume
December 2024	0.95	0.53	3,772,981
November 2024	3.55	0.88	7,565,316
October 2024	3.60	2.36	2,097,325
September 2024	3.03	2.20	2,039,294
August 2024	2.96	1.96	2,676,918
July 2024	3.23	2.38	1,364,806
June 2024	3.27	2.44	1,587,150
May 2024	4.65	2.80	3,449,897
April 2024	4.71	2.97	5,195,934
March 2024	3.90	2.21	4,792,178
February 2024	5.50	2.43	5,788,160
January 2024	4.84	2.34	4,032,448

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The Multiple Voting Shares and certain of the Exchangeable Shares are subject to contractual transfer restrictions.

DIRECTORS AND OFFICERS

Names, Occupations and Security Holdings

The names and municipality of residence of the directors of the Board, their position with the Company, their principal occupation, the date upon which they became a director of the Company and the number of voting or other securities beneficially owned by each of them, or over which control or direction is exercised by each of them as of December 31, 2024, are as follows:

Name and	Position Held		Director	Holdings (Security, Number,
Place of Residence	in the Company	Principal Occupation(1)	Since	Percentage of Class)
Jared Cohen Malibu, CA	Director(2)	Partner, FiSai Investments	February 7, 2024(2)	Equity Shares	59,690	(3)	0.05%
Charles Miles Brooklyn, NY	Director(4)(5)	Self employed investor(6)	September 25, 2017	Equity Shares	242,193		0.22%
Louis F. Karger Needham, MA	Director (Chairman of the Board)	Manager, Founder and owner of Panther Properties Management LLC and Panther Residential Management LLC	May 24, 2019	Equity Shares	20,934	(7)	0.02%
Glenn Isaacson New York, NY	Director(5)	President of Bradford Allen’s New York office; Previously Vice Chairman, Cushman & Wakefield	August 25, 2020	Equity Shares	165,214		0.15%
Michael Warren San Francisco, CA	Director(4)	Managing Director, Allspring Global Investments; Previously Managing Director, Wells Fargo Asset Management	August 3, 2023	Equity Shares	Nil		N/A
Joyce Johnson Chicago, IL	Director(4)	Chairwoman, Pacific Gate Capital Management	January 20, 2022	Equity Shares	3,537		0.003%

Notes:

(1)	Each director has been at their principal occupation for at least five years unless otherwise specified herein.
(2)	Jared Cohen resigned as a director of the Company, effective February 7, 2025.
(3)	Jared Cohen also indirectly owns or controls 8,392,564 Equity Shares held collectively by FiSai Fund I HoldCo Limited Partnership, FiSai Fund I HoldCo GP Inc. and FiSai US Management LLC (collectively, the “FiSai Entities”). The FiSai Entities are indirectly controlled by Jared Cohen.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation, Nominating and Corporate Governance Committee.
(6)	Charles Miles previously worked at Recapture Partners as a consultant, prior to which he worked at Bloomberg LLP as an equity option trader, and prior to his tenure at Bloomberg, co-founded Claris Capital Management and served as Chief Information Officer.
(7)	Louis Karger also indirectly owns 275,979 Equity Shares held through Green Partners Investor LLC and Green Partners Sponsor I, LLC.

The names and municipality of residence of the non-director officers of the Company, their position with the Company, their principal occupation, the date upon which they became a director of the Company and the number of voting or other securities beneficially owned by each of them, or over which control or direction is exercised by each of them as of December 31, 2024, are as follows:

Name and	Position Held	Principal		Holdings (Security, Number,
Place of Residence	in the Company	Occupation(1)	Officer Since	Percentage of Class)
Steven M. Cohen Brooklyn, NY	Interim Chief Executive Officer	Interim Chief Executive Officer of Ayr; Previously Chief Administrative Officer and General Counsel at MacAndrews & Forbes Incorporated and Adjunct Professor at New York Law School	September 18, 2024	Equity Shares	Nil		N/A
Brad Asher Miami, FL	Chief Financial Officer(2)	Chief Financial Officer of Ayr	November 14, 2019(2)	Equity Shares	446,720	(3)	0.41%
George DeNardo Fogelsville, PA	Chief Operating Officer(4)	Chief Operating Officer of Ayr; Previously Senior Vice President of Operations, Columbia Care	November 13, 2023	Equity Shares	46,648	(5)	0.04%
Jamie Mendola San Francisco, CA	Chief Business Development Officer and Co-Chief Revenue Officer	Chief Business Development Officer and Co-Chief Revenue Officer of Ayr; Previously Director, Glass House Group, Director, Monaker Group and Founder and Chief Investment Officer, Pacific Grove Capital LP	May 24, 2019	Equity Shares	903,464	(6)	0.83%

Notes:

(1)	Each officer has been at their principal occupation for at least five years unless otherwise specified herein.
(2)	Brad Asher resigned as Chief Financial Officer of the Company, effective upon a mutually agreed date following Ayr’s filing of its consolidated financial statements for the years ended December 31, 2024 and 2023.
(3)	Brad Asher also directly owns unvested restricted stock units (“RSUs”) to acquire 313,681 Exchangeable Shares and unvested PRSUs to acquire 250,000 Exchangeable Shares.
(4)	Effective January 27, 2025, George DeNardo now holds the position of President of the Company.
(5)	George DeNardo also directly owns unvested RSUs to acquire 164,394 Exchangeable Shares.
(6)	Jamie Mendola also directly owns unvested RSUs to acquire 349,229 Exchangeable Shares and unvested PRSUs to acquire 250,000 Exchangeable Shares.

Shareholdings of Directors and Executive Officers

As of December 31, 2024, as a group, the directors and executive officers of the Company beneficially own, or control or direct, directly or indirectly, 10,556,943 of the Company’s total issued and outstanding shares, representing approximately 9.71% of the Company’s total issued and outstanding shares.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company and based upon information provided by the directors and executive officers, none of the Company’s directors and executive officers is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that (i) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company and based upon information provided by the directors and executive officers, none of the Company’s directors and executive officers is, or (i) within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the knowledge of the Company and based upon information provided by the directors, except for the following, none of the Company’s directors and executive officers has (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest and Interests of Management and Others in Material Transactions

To the best of the Company’s knowledge, other than as disclosed below and elsewhere in this AIF, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that: (i) certain of the Company’s or its subsidiaries’ directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, and (ii) certain of the Company’s or its subsidiaries’ directors and officers have portfolio investments consisting of minority stakes in businesses that may compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company. The BCBCA requires, among other things, that the directors and executive officers of Ayr act honestly and in good faith with a view to the best interest of Ayr, to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with Ayr and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction. To the extent that conflicts of interest arise, such conflicts are required to be resolved in accordance with the provisions of the BCBCA.

Certain of the directors of the Company are formerly vendors of certain of the businesses comprising the Company’s Qualifying Transaction, namely Louis Karger for Sira, and so while it is possible that a dispute may arise pursuant to the respective Definitive Agreement, there are no current material disputes or claims.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set out below and under “Non-Compliance with State and Local Cannabis Laws”, Ayr is not party to any material legal proceedings or regulatory actions nor, to its knowledge, are any such material proceedings or actions contemplated by or against the Company.

Dispute with FTI

In June 2020, the Company signed an engagement letter with FTI Capital Advisors – Canada ULC (“FTI”) to assist Ayr with raising debt or equity capital in the estimated amount of $50 to 60 million and agreed to pay a fee of between 2.5% to 6% of the capital raised by FTI. Although one (1) opportunity that was presented by FTI was pursued, no financing transactions were completed with FTI and the engagement agreement was ultimately terminated by Ayr in December 2020.

In early 2021, FTI commenced a claim against Ayr in the Ontario Superior Court of Justice seeking fees in respect of a number of financing transactions in respect of which FTI had no involvement, including a $110 million debt offering and approximately $41 million of warrant exercises. FTI has not specified the amount of damages claimed. Ayr is strenuously defending the proceedings vigorously and has denied liability to FTI. The ultimate resolution of the proceedings is uncertain at this time.

Real Estate Irregularities

In February 2025, Ayr management uncovered irregularities related to the activities of its National Head of Real Estate Development, regarding her undisclosed affiliations (and financial benefits derived from those affiliations) with several of the Company’s lease counterparties. An investigation into the matter was immediately commenced and remains ongoing.

As a consequence of the discovery, the Company immediately interviewed the employee involved, following which the employee was terminated. The Company has engaged external legal counsel and, on March 5, 2025, filed a civil action in the Miami-Dade County Circuit Court, seeking recovery of damages and any amounts determined to have been improperly gained by the former employee and the involved counterparties, as well as any other relief that may be available to the Company. The Company, in consultation with its outside counsel, continues to evaluate its options, including with respect to information subsequently identified as the result of its ongoing investigation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Effective August 16, 2021, Ayr’s auditors are Marcum LLP, having an address at 730 Third Avenue, 11th Floor, New York, NY 10017, United States. Such firm is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario and within the meaning of the U.S. Public Company Accounting Oversight Board Rule 3520, Auditor Independence).

Odyssey, at its principal offices in Toronto, Ontario, is the transfer agent and registrar for the Equity Shares.

MATERIAL CONTRACTS

As of December 31, 2024, the following are the material contracts of Ayr, other than contracts entered into in the ordinary course of business:

(a)	the amended and restated trust indenture dated February 7, 2024 among the Company, as issuer, Ayr Wellness Canada, as substituted issuer, and Odyssey, as trustee, in respect of the 2026 Notes;
(b)	the Exchange Rights Agreements;
(c)	the warrant agency agreement dated February 7, 2024 between the Company, as issuer, and Odyssey, as warrant agent, in respect of the Anti-Dilutive Warrants;
(d)	the pre-emptive rights agreements dated February 7, 2024 between the Company and certain Senior Noteholders; and
(e)	the OMMU – Medical Marijuana Treatment Center License #MMTC-2015-002 held by the Company’s subsidiary DFMMJ Investments, LLC, which license individually accounts for at least 10% of the consolidated revenue of the Company for the year ended December 31, 2024.

To the extent that cannabis-related licenses could also be considered to be material contracts, see the licenses listed under “Description of the Business – Licenses”.

The Company has no leases representing over 10% of its revenues, to the extent that such contracts would be considered to be material contracts entered into outside of the ordinary course of business for the purposes of this AIF.

Copies of these agreements are available for inspection at our offices, during ordinary business hours and are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

INTERESTS OF EXPERTS

The consolidated financial statements for the years ended December 31, 2024 and 2023 have been audited by Marcum LLP, the Company’s auditors as of August 16, 2021, who are independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario) and within the meaning of the U.S. Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

AUDIT COMMITTEE

AUDIT COMMITTEE CHARTER

The Board has adopted a written charter (the “Charter of the Audit Committee”) for the audit committee of the Company (the “Audit Committee”), which sets out the Audit Committee’s responsibility in reviewing and approving the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Board, ensuring that adequate procedures are in place for the reviewing of the Company’s public disclosure documents that contain financial information, overseeing the work and reviewing the independence of the external auditor. The text of the Charter of the Audit Committee that has been adopted is attached to this AIF as Appendix A.

COMPOSITION OF AUDIT COMMITTEE

The Audit Committee is composed of a minimum of three directors, each of whom is independent and financially literate within the meaning of National Instrument 52-110 - Audit Committees. As of the date hereof, the Audit Committee was composed of:

●	Charles Miles (Chair);
●	Joyce Johnson; and
●	Michael Warren.

RELEVANT EDUCATION AND EXPERIENCE

Charles Miles – Mr. Miles holds a Bachelor of Arts in Economics and Political Science from Middlebury College. Mr. Miles has also previously been the founder of a hedge fund, Claris Capital Management, and previously served as the Managing Director of Equity Derivatives at Salomon Brothers and Citibank. In addition, Mr. Miles has also served in roles that include Managing Director at Recapture Partners, a fintech venture capital firm, Volatility Arbitrage Portfolio Manager and Managing Director at Deutsche Bank, Portfolio Manager at Del Mar Asset Management, and Equity Options Trader at Bloomberg LP.

Joyce Johnson – Ms. Johnson holds a Bachelor of Science in Finance from the University of Denver and is the Chief Investment Officer for Pacific Gate Capital Management, a value-oriented investment manager focused on U.S. private credit investments. In addition, Ms. Johnson also sits on the board of directors of New Lake Capital Partners, a provider of real estate capital to state-licensed U.S. cannabis operators.

Michael Warren – Mr. Warren holds a M.B.A. from the University of Chicago Booth School of Business, as well as a Bachelor of Science in Management Science from MIT. Mr. Warren has had a 30+ year career in financial services, comprised of experience in asset management, capital markets and banking, including 20 years of direct management responsibility at Wells Fargo, Deutsche Bank and Goldman Sachs. In addition, Mr. Warren also previously served on the board of directors of Metrodigi Inc., a privately held digital publisher.

EXTERNAL AUDITOR SERVICE FEES

During the fiscal years ended December 31, 2024, and December 31, 2023, the Company paid the following fees to the Company’s external auditor Marcum LLP for the following fee categories:

Fee Category	Fiscal Year 2024 ($)	Fiscal Year 2023 ($)
Audit Fees to Marcum LLP	$396,863	$412,000
Audit-Related Fees to Marcum LLP	N/A	N/A
Tax Services Fees to Marcum LLP	N/A	N/A
Other Fees to Marcum LLP	$364,963	327,198
TOTAL	$761,826	$739,198

Audit Fees

Audit fees include all fees paid to the Company’s external auditor for the audit of the Company’s financial statements.

Audit-Related Fees

Audit-related fees include all fees paid to the Company’s external auditor for audit-related services including the review of the Company’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Tax Services Fees

Tax services fees include all fees paid to the Company’s external auditor for tax-related advice including tax return preparation and/or review and tax planning advice.

All Other Fees

Other fees include fees for products and services provided by the Company’s auditor other than the services included in “Audit Fees”, “Audit-Related Fees” and “Tax Services Fees”.

CYBERSECURITY

The Audit Committee is responsible for overseeing Ayr’s risk management program and cybersecurity is a critical element of this program. Management is responsible for the day-to-day administration of the risk management program and its cybersecurity policies, processes, and practices. Ayr’s cybersecurity policies, standards, processes, and practices are based on applicable industry-recognized standards for security and are fully integrated into the Company’s overall risk management system and processes as part of its IT security incident response plan.

Cybersecurity Risk Management and Strategy

The Company’s cybersecurity risk management strategy focuses on several areas:

●	Identification and Reporting: The Company has implemented a cross-functional approach to assessing, identifying and managing material cybersecurity threats and incidents. This program includes controls and procedures to identify, classify and escalate certain cybersecurity incidents to provide management visibility and obtain direction from management as to the public disclosure and reporting of material incidents in a timely manner.
●	Technical Safeguards: The Company implements technical safeguards that are designed to protect its information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through automated vulnerability assessments and cybersecurity threat intelligence, as well as outside audits and certifications.
●	Incident Response and Recovery Planning: The Company has established and maintains an incident response, business continuity, and disaster recovery plans designed to address its response to a cybersecurity incident.
●	Third-Party Risk Management: The Company maintains a risk-based approach to identifying and overseeing material cybersecurity threats presented by third parties, including vendors, service providers, and other external users of its systems, as well as the systems of third parties that could adversely impact its business in the event of a material cybersecurity incident affecting those third-party systems, including any outside auditors or consultants who advise on its cybersecurity systems.
●	Education and Awareness: The Company provides mandatory training for all employees regarding cybersecurity threats as a means to equip its employees with tools to make employees aware of and to address cybersecurity threats, and to communicate its evolving information security policies, standards, processes, and practices.

The Company conducts periodic assessments and testing of its policies, standards, processes, and practices in a manner intended to address cybersecurity threats and events. The results of such assessments, audits, and reviews are evaluated by management and reported to the Audit Committee, and the Company adjusts its cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews. Risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

Governance

The Audit Committee, oversees Ayr’s risk management program, including the management of cybersecurity threats. The Audit Committee receives presentations and reports on developments in the cybersecurity space. The Company’s cybersecurity program is managed by its Chief Technology Officer (“CTO”), whose team is responsible for facilitating the enterprise-wide cybersecurity program. The CTO has over 30 years of technology experience across software engineering, databases and cloud computing, including experience overseeing cybersecurity programs.

The Information Technology Representative, in coordination with senior management, including the CTO and Chief Financial Officer, works collaboratively across the Company to implement a program designed to protect the Company’s information systems from cybersecurity threats and to promptly respond to any material cybersecurity incidents in accordance with its incident response and recovery plans. To facilitate the success of the Company’s cybersecurity program, a cross-functional team throughout the Company addresses cybersecurity threats and responds to cybersecurity incidents. Through ongoing communications with this team, the Information Technology Representative and senior management are informed about and monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents in real time and report such threats and incidents to the Audit Committee when appropriate.

During the year ended December 31, 2024, Ayr did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect its business strategy, results of operations, or financial condition. However, despite the capabilities, processes, and other security measures which are employed, and that Ayr believes are designed to detect, reduce, and mitigate the risk of cybersecurity incidents, Ayr may not be aware of all vulnerabilities or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks.

ADDITIONAL INFORMATION

Additional information with respect to the Company is provided in the Company’s audited financial statements and notes to the audited financial statements and the Company’s management’s discussion & analysis for the fiscal year ended December 31, 2024. These documents as well as additional information relating to the Company are available on www.ir.ayrwellness.com, www.sec.gov, and www.sedarplus.ca. The information contained on such websites are not a part of, nor are they incorporated by reference into, this AIF (or equivalent thereof).

APPENDIX A

AUDIT COMMITTEE CHARTER

Section 1PURPOSE

The audit committee (the “Audit Committee”) is a committee of the board of directors (the “Board”) of Ayr Wellness Inc. (the “Corporation”). The primary function of the Audit Committee is to assist the directors of the Corporation in fulfilling their applicable roles by:

(a)	recommending to the Board the appointment and compensation of the Corporation’s external auditor;
(b)	overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;
(c)	pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation by the Corporation’s external auditor;
(d)	satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information, other than those described in (g) below, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;
(e)	establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;
(f)	reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation; and
(g)	reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis (“MD&A”) and other financial information provided by the Corporation to any governmental body or the public.

The Audit Committee should primarily fulfill these roles by carrying out the activities enumerated in this Charter. However, it is not the duty of the Audit Committee to prepare financial statements, to plan or conduct internal or external audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles, to conduct investigations, or to assure compliance with laws and regulations or the Corporation’s internal policies, procedures and controls, as these are the responsibility of management, and in certain cases, the external auditor.

Section 2LIMITATIONS ON AUDIT COMMITTEE’S DUTIES

In contributing to the Audit Committee’s discharge of its duties under this Charter, each member of the Audit Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended to be, or may be construed as, imposing on any members of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which the directors are subject.

Members of the Audit Committee are entitled to rely, absent actual knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor, (iv) financial statements of the Corporation represented to them by a member of management or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles, and (v) any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

Section 3COMPOSITION AND MEETINGS

The Audit Committee should be comprised of not less than three directors as determined by the Board, a majority of whom must not be executive officers, employees, control persons or affiliates of the Corporation. The Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant. In the event the Corporation ceases to be a venture issuer, the Audit Committee should comply with the independence requirements set forth in National Instrument 52-110 - Audit Committees (“NI 52-110”) of the Canadian Securities Administrators.

The members of the Audit Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair of the Audit Committee (the “Chair”) is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee membership.

In addition, the Audit Committee members should meet all of the requirements for members of audit committees as defined from time to time under applicable legislation and the rules of any stock exchange on which the Corporation’s securities are listed or traded.

The Audit Committee should meet at least four times annually, or more frequently as circumstances require. The Audit Committee should meet within forty-five (45) days following the end of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A, and should meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the preceding quarter and year and the related MD&A.

The Audit Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Audit Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation, and others as they consider appropriate.

For greater certainty, management is indirectly accountable to the Audit Committee and is responsible for the timeliness and integrity of the financial reporting and information presented to the Board.

In order to foster open communication, the Audit Committee or its Chair should meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately. In addition, the Audit Committee or its Chair should meet with management quarterly in connection with the Corporation’s interim financial statements.

A quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Audit Committee shall determine upon 48 hours’ notice to each of its members. The notice period may be waived by all members of the Audit Committee. Each of the Chair of the Board, the external auditor, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Audit Committee call a meeting.

This Charter is subject in all respects to the Corporation’s articles of incorporation and by-laws from time to time.

Section 4ROLE

As part of its function in assisting the Board in fulfilling its oversight role (and without limiting the generality of the Audit Committee’s role), the Audit Committee should:

(1)	Determine any desired agenda items;
(2)	Review and recommend to the Board changes to this Charter, as considered appropriate from time to time;
(3)	Review the public disclosure regarding the Audit Committee required by 52-110;
(4)	Review and seek to ensure that disclosure controls and procedures and internal control over financial reporting frameworks are operational and functional;
(5)	Summarize in the Corporation’s annual information form the Audit Committee’s composition and activities, as required;

(6)	Submit the minutes of all meetings of the Audit Committee to the Board upon request;

Documents / Reports Review

(7)	Review and recommend to the Board for approval the Corporation’s annual and interim financial statements, including any certification, report, opinion, undertaking or review rendered by the external auditor and the related MD&A, as well as such other financial information of the Corporation provided to the public or any governmental body as the Audit Committee or the Board require;
(8)	Review other financial information provided to any governmental body or the public as they see fit;
(9)	Review, recommend and approve any of the Corporation’s press releases that contain financial information;
(10)	Seek to satisfy itself and ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements and related MD&A and periodically assess the adequacy of those procedures;

External Auditor

(11)	Recommend to the Board the selection of the external auditor, considering independence and effectiveness, and review the fees and other compensation to be paid to the external auditor;
(12)	Review and seek to ensure that all financial information provided to the public or any governmental body, as required, provides for the fair presentation of the Corporation’s financial condition, financial performance and cash flow;
(13)	Instruct the external auditor that its ultimate client is not management and that it is required to report directly to the Audit Committee, and not management;
(14)	Monitor the relationship between management and the external auditor including reviewing any management letters or other reports of the external auditor and discussing any material differences of opinion between management and the external auditor;
(15)	Review and discuss, on an annual basis, with the external auditor all significant relationships it has with the Company to determine the external auditor’s independence;
(16)	Pre-approve all non-audit services (or delegate such pre-approval, as the Audit Committee may determine and as permitted by applicable Canadian securities laws) to be provided by the external auditor;
(17)	Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant;
(18)	Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper;
(19)	Communicate directly with the external auditor and arrange for the external auditor to be available to the Audit Committee and the full Board as needed;
(20)	Review and approve any proposed hiring by the Corporation of current or former partners or employees of the current (and any former) external auditor of the Corporation;

Audit Process

(21)	Review the scope, plan and results of the external auditor’s audit and reviews, including the auditor’s engagement letter, the post- audit management letter, if any, and the form of the audit report. The Audit Committee may authorize the external auditor to perform supplemental reviews, audits or other work as deemed desirable;

(22)	Following completion of the annual audit and quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews;
(23)	Review any significant disagreements among management and the external auditor in connection with the preparation of the financial statements;
(24)	Where there are significant unsettled issues between management and the external auditor that do not affect the audited financial statements, the Audit Committee shall seek to ensure that there is an agreed course of action leading to the resolution of such matters;

Financial Reporting Processes

(25)	Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor as they see fit;
(26)	Consider the external auditor’s judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation’s accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices;
(27)	Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions;
(28)	Review with management and the external auditor the Corporation’s accounting policies and any changes that are proposed to be made thereto, including all critical accounting policies and practices used, any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor’s preferred treatment and any other material communications with management with respect thereto;
(29)	Review the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting;
(30)	If considered appropriate, establish separate systems of reporting to the Audit Committee by each of management and the external auditor;
(31)	Periodically consider the need for an internal audit function, if not present;

Risk Management

(32)	Review program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance;

General

(33)	With prior Board approval, the Audit Committee may at its discretion retain independent counsel, accountants and other professionals to assist it in the conduct of its activities and to set and pay (as an expense of the Corporation) the compensation for any such advisors;
(34)	Respond to requests by the Board with respect to the functions and activities that the Board requests the Audit Committee to perform;
(35)	Periodically review this Charter and, if the Audit Committee deems appropriate, recommend to the Board changes to this Charter;

(36)	Review the public disclosure regarding the Audit Committee required from time to time by applicable Canadian securities laws, including:
(i)	the Charter of the Audit Committee;
(ii)	the composition of the Audit Committee;
(iii)	the relevant education and experience of each member of the Audit Committee;
(iv)	the external auditor services and fees; and
(v)	such other matters as the Corporation is required to disclose concerning the Audit Committee;
(37)	Review in advance, and approve, the hiring and appointment of the Corporation’s senior financial executives by the Corporation, if any; and
(38)	Perform any other activities as the Audit Committee deems necessary or appropriate including ensuring all regulatory documents are compiled to meet Committee reporting obligations under 52-110.

Section 5AUDIT COMMITTEE COMPLAINT PROCEDURES

Submitting a Complaint

(39)	Anyone may submit a complaint regarding conduct by the Corporation or its employees or agents (including its independent auditors) reasonably believed to involve questionable accounting, internal accounting controls or auditing matters. The Chair should oversee treatment of such complaints.

Procedures

(40)	The Chair will be responsible for the receipt and administration of employee complaints.
(41)	In order to preserve anonymity when submitting a complaint regarding questionable accounting or auditing matters, the employee may submit a complaint confidentially.

Investigation

(42)	The Chair should review and investigate the complaint. Corrective action will be taken when and as warranted in the Chair’s discretion.

Confidentiality

(43)	The identity of the complainant and the details of the investigation should be kept confidential throughout the investigatory process.

Records and Report

(44)	The Chair should maintain a log of complaints, tracking their receipt, investigation, findings and resolution, and should prepare a summary report for the Audit Committee.

The Audit Committee is a committee of the Board and is not and shall not be deemed to be an agent of the Corporation’s securityholders for any purpose whatsoever. The Board may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to securityholders of the Corporation or other liability whatsoever.